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OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK OF
Laureate Education, Inc.
at $62.00 Net Per Share by
L Curve Sub Inc. and M Curve Sub Inc.,
Direct Subsidiaries Of
Wengen Alberta, Limited Partnership

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 6, 2007, UNLESS THE OFFER IS EXTENDED BY THE PURCHASERS.

        L Curve Sub Inc. ("L Curve") and M Curve Sub Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), are offering to purchase, at a price of $62.00 per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, all outstanding shares of common stock, par value $.01 per share, of Laureate Education, Inc., a Maryland corporation (the "Company" or "Laureate"), on the terms and subject to the conditions specified in this offer to purchase and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer is subject to the condition that there shall have been validly tendered and not validly withdrawn before the Offer expires a number of shares of the Company's common stock which, when added to any shares of the Company's common stock already owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding shares of the Company's common stock on a fully diluted basis on the expiration date of the Offer. The Offer is also subject to the condition that the debt financing arranged by Purchasers to fund the Offer be available for borrowing in connection with the consummation of the Offer, and that the lenders party to the debt commitments relating to the debt financing arranged by Purchasers to fund the Merger shall not have notified Parent or Purchasers that any portion of such financing will not be available at the effective time of the Merger, in each case on the terms and conditions set forth in the debt financing commitments or on terms and conditions that are no less favorable, in the aggregate, to Parent and Purchasers, as determined in the reasonable judgment of Parent. The Offer is subject to certain other conditions described in "The Tender Offer—Section 11. Certain Conditions to the Offer".

        The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, among Parent, L Curve and the Company (the "Merger Agreement"), pursuant to which, after the Offer is consummated and subject to the terms and conditions of the Merger Agreement, L Curve will merge with and into the Company (the "Merger") with the Company as the surviving corporation. We expect that, immediately prior to the Merger, M Curve will merge with and into L Curve, with L Curve as the surviving corporation in that merger.

        The board of directors of the Company, on the recommendation of a special committee, has determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement.

        If you wish to tender all or any of your shares of the Company's common stock prior to the expiration of the Offer, you should either complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal included with this offer to purchase, mail or deliver the letter of transmittal and any other required documents to American Stock Transfer & Trust Company, the Depositary for the Offer, and deliver the certificates for such shares of the Company's common stock to the Depositary along with the letter of transmittal, or tender such shares of the Company's common stock pursuant to the procedures for book-entry transfers set forth in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock" or, if applicable, provide instructions to tender such shares of the Company's common stock pursuant to the procedures for shares held under the Laureate Education, Inc. 401(k) Retirement Savings Plan (the "401(k) Plan") as set forth in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock" of this offer to purchase; or request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have shares of the Company's common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your shares of the Company's common stock. A stockholder who desires to tender shares of the Company's common stock and whose certificates representing such shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such shares by following the procedures for guaranteed delivery set forth in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock".

        Any questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this offer to purchase. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent.

        This offer to purchase and the related letter of transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

        This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Goldman, Sachs & Co.	Citigroup Global Markets Inc.

June 8, 2007

i

SUMMARY TERM SHEET

        Purchasers are offering to purchase all shares of the Company's common stock for $62.00 per share in cash without interest and less applicable taxes. The following are some of the questions that you, as a stockholder of the Company, may have and answers to those questions. We urge you to carefully read the remainder of this offer to purchase and the related letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer to purchase and the related letter of transmittal.

Who Is Offering to Buy My Securities?

        The offer to purchase all the outstanding common stock of the Company is being made by Purchasers. L Curve, a direct subsidiary of Parent, was formed on January 25, 2007 and M Curve, a direct subsidiary of Parent, was formed on May 29, 2007. Each of L Curve and M Curve exists solely for the purposes of effecting the Offer and the Merger. Purchasers have not engaged in any business except in furtherance of these purposes. Parent is an Alberta limited partnership that was formed on January 28, 2000 and has served as a holding company for investments. Parent is owned by a consortium of investment funds and other investors which currently includes investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec, Citigroup Global Markets and Douglas L. Becker, the Company's Chairman and Chief Executive Officer, and Steven M. Taslitz.

        Messrs. Becker and Taslitz, along with Douglas L. Becker's brother, Eric D. Becker, and one of the Company's board members, R. Christopher Hoehn-Saric, are founding members of Sterling Partners, a private equity firm. We refer to Douglas L. Becker, Eric D. Becker and Messrs. Taslitz and Hoehn-Saric as the Sterling Founders. Sterling Capital Partners II, L.P., a private equity fund affiliated with Sterling Partners that we refer to as SCP II, is among the consortium of investors that owns Parent. SCP II and three newly formed partnerships affiliated with the Sterling Founders are referred to as the Sterling Investors.

        In addition, Messrs. Becker and Taslitz and certain trusts and a partnership affiliated with each of them have committed to contribute to Parent all or a portion of their shares of the Company's common stock in connection with the Merger in exchange for a portion of the equity securities of Parent. These contributions will only be made at such time as the conditions to the Merger are satisfied or waived and will not be made in connection with the Offer.

        See "The Tender Offer—Section 8. Certain Information Concerning Purchasers and their Affiliates."

        If the conditions to the Offer (including the Minimum Condition described below under "What Are the Most Important Conditions to the Offer?") are satisfied or waived, L Curve will purchase shares of the Company's common stock validly tendered and not validly withdrawn pursuant to the Offer up to the number of shares of the Company's common stock that represents 49% of the outstanding shares of the Company's common stock, and M Curve would then purchase any remaining shares of the Company's common stock validly tendered and not validly withdrawn pursuant to the Offer. As a result, if the conditions to the Offer are satisfied or waived, in accordance with the Merger Agreement, Purchasers will purchase all shares of the Company's common stock validly tendered and not validly withdrawn.

What are the Securities Sought in the Offer?

        Purchasers are seeking to purchase all of the outstanding common stock of the Company. See "Introduction" and "The Tender Offer—Section 1. Terms of the Offer; Expiration Date."

How Much Are You Offering to Pay and What Is the Form of Payment?

        Purchasers are offering to pay an offer price of $62.00 in cash, without interest and less any applicable withholding taxes, for each share of the Company's common stock. If you are the record owner of your shares and you tender your shares to Purchasers into the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of the Company's common stock through a broker or other nominee and your broker or nominee tenders your shares of the Company's common stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock."

        The Company has advised Purchasers that if a portion of your account under the 401(k) Plan is invested in the Company's common stock under the 401(k) Plan, the cash exchanged for the shares of the Company's common stock held in your account under the 401(k) Plan that are validly tendered will be deposited in the plan's trust and allocated to your account.

Why Are You Making the Offer?

        We are making the Offer in order to obtain control of, and acquire the entire equity in, the Company. On January 28, 2007, L Curve entered into an Agreement and Plan of Merger with the Company and Parent, which we refer to as the original merger agreement, which provided for the acquisition by Parent of all of the outstanding shares of the Company in a one-step merger between the Company and L Curve that would have required a meeting of the Company's stockholders to approve the merger. Under the Merger Agreement, which amends and restates the original merger agreement, Purchasers are required to commence the Offer as the first step in our plan to acquire all the outstanding shares of the Company's common stock, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, L Curve will be merged with and into the Company and the Company will be the surviving corporation. We expect that immediately prior to the merger of L Curve with and into the Company, M Curve will merge with and into L Curve, with L Curve surviving that merger. In connection with revising the structure, we have increased the consideration payable to the Company's stockholders from $60.50 to $62.00 per share. The structure of the transaction was changed from a one-step merger to a two-step transaction involving a tender offer followed by a merger in connection with the increase in the per share price offered because Parent and Purchasers believe the new structure is a faster and more efficient process of completing the transaction than proceeding with calling a special meeting of the Company's stockholders, may result in a higher response rate from the Company's stockholders, and will facilitate direct involvement in the process by Parent and Purchasers. In addition, Parent and Purchasers believe that a direct offer to stockholders allows the decision regarding the proposed transaction to be made by the stockholders who actually own the shares at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger process, a vote of stockholders is required and voting rights are limited to those who held stock on a record date several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote.

What Are the Most Important Conditions to the Offer?

        Purchasers will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, pay for any tendered shares of the

Company's common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless there have been validly tendered and not validly withdrawn before the Offer expires a number of shares of the Company's common stock which, when added to any shares of the Company's common stock already owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding shares of the Company's common stock on a fully diluted basis (which assumes conversion or exercise of all Company equity awards or other securities convertible into or exercisable or exchangeable for shares of the Company's common stock, regardless of the conversion or exercise price, the vesting schedule or other terms thereof and, with respect to the Company's performance shares, assumes that such awards shall be earned at the maximum target level set forth in the applicable Company stock plan) on the expiration date of the Offer. We refer to this condition as the "Minimum Condition." Based on information provided by the Company, as of the date of this offer to purchase and assuming that the Company complies with its covenants under the Merger Agreement, approximately 28,594,520 shares of the Company's common stock would need to be validly tendered and not validly withdrawn before the Offer expires in order to satisfy the Minimum Condition.

        In connection with the execution of the Merger Agreement, Parent entered into tender agreements with certain stockholders of the Company, including each of the directors of the Company (other than Messrs. Becker, Hoehn-Saric and John Miller, each of whom is a party to the voting agreement) and the Ackerman-Walden Limited Partnership, pursuant to which these stockholders have agreed to tender their shares of the Company's common stock into the Offer. Based on information provided by the Company and the stockholders party to these tender agreements, an aggregate of approximately 7.8% of the outstanding shares of the Company's common stock is subject to the obligation to tender shares into the Offer pursuant to the tender agreements. In addition, William Blair & Company has publicly stated that it intends to tender shares of the Company's common stock representing approximately 6% of the outstanding stock, so that, as of the date of this offer to purchase, holders of approximately 13.8% of the outstanding shares of the Company's common stock are either parties to the tender agreements or have otherwise indicated their intention to tender their shares in the Offer.

        Purchasers may amend the Minimum Condition to decrease the number of shares that must be validly tendered and not validly withdrawn before the Offer expires in order to satisfy the Minimum Condition to a number of shares of the Company's common stock which is not less than the number of such shares (the "Adjusted Minimum Number") that, when added to the number of shares of the Company's common stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Exchange Act") by Parent, any of its partners or any of their respective affiliates, and any person that is party to the voting agreement described elsewhere in this offer to purchase, represents a majority of the outstanding shares of the Company's common stock. As of the date hereof, based on information provided by the Company and these specified persons regarding ownership of shares and options to acquire shares of the Company's common stock by these specified persons, Purchasers estimate that they could amend the Offer to reduce the Minimum Condition to require that as few as approximately 23.3 million shares of the Company's common stock, or approximately 43% of the currently outstanding shares of the Company's common stock, be validly tendered and not validly withdrawn before the Offer expires which, when combined with options that may be exercised by Mr. Becker and others and shares subject to the voting agreement, Purchasers expect would be sufficient to achieve the vote required to approve the Merger and the Merger Agreement. If the Minimum Condition were so reduced, and if necessary to ensure that a majority of the outstanding shares of the Company's common stock were voted to approve the Merger and the Merger Agreement, Messrs. Becker and Hoehn-Saric would have the right to exercise their options to acquire up to approximately 2.6 million additional shares of the Company's common stock. To this end, Messrs. Becker and Hoehn-Saric have received commitment letters from Goldman, Sachs & Co. ("Goldman Sachs")

and Citigroup Global Markets Inc. ("Citigroup Global Markets") to provide them, in the aggregate, with up to $93.6 million in margin loans to fund the exercise of these options and any related tax obligations. Messrs. Becker and Hoehn-Saric and the other parties to the voting agreement have agreed to vote their shares in favor of the approval of the Merger and the Merger Agreement.

        The Offer is also subject to the condition that the debt financing arranged by Purchasers to fund the Offer be available for borrowing in connection with the consummation of the Offer, and that the lenders party to the debt commitments relating to the debt financing arranged by Purchasers to fund the Merger shall not have notified Parent or Purchasers that any portion of such financing will not be available at the effective time of the Merger, in each case on the terms and conditions set forth in the debt financing commitments (which terms are summarized under the caption "The Tender Offer—Section 9. Source and Amount of Funds") or on terms and conditions that are no less favorable, in the aggregate, to Parent and Purchasers, as determined in the reasonable judgment of Parent.

        The Offer is subject to several other conditions. See "The Tender Offer—Section 11. Certain Conditions to the Offer."

Do You Have the Financial Resources to Make Payment?

        As described in the preceding question and answer, the Offer is subject to a financing condition. We estimate that the total amount of funds necessary to purchase all shares of the Company's common stock in the Offer or the Merger and to complete the related transactions, including the new financing arrangements, the refinancing of certain existing indebtedness and the payment of customary fees and expenses in connection with the Offer, the Merger and financing arrangements will be approximately $4.1 billion, which we expect will be funded by new credit facilities, equity financing and, in the case of the Merger, private offerings of debt securities. Funding of the equity and debt financing is subject to the satisfaction of the conditions set forth in the commitment letters pursuant to which the financing will be provided. See "The Tender Offer—Section 9. Source and Amount of Funds". The following arrangements are in place to provide the necessary financing for the Offer, including the payment of related transaction costs, charges, fees and expenses:

  •
  Equity Financing. Parent has received equity commitments from investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec, and Citigroup Global Markets, totaling approximately $2.1 billion. Parent has also received commitments to contribute shares of the Company's common stock in connection with the Merger in exchange for a portion of the equity securities of Parent, with an aggregate value of approximately $40.9 million, and commitments from Messrs. Becker and Hoehn-Saric to cancel their options to purchase shares of the Company's common stock, and in the case of Mr. Becker, his performance share units, in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options prior to the consummation of the Merger. These contributions and cancellations will only be made at such time as the conditions to the Merger are satisfied or waived and will not be made in connection with the Offer.

  •
  Debt Financing. L Curve has received a debt commitment letter from Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc. and/or any of its affiliates, Credit Suisse and JPMorgan Chase Bank, N.A. to provide (a) in connection with the Offer, a $1,622 million margin loan credit facility, and (b) in connection with the Merger, (i) $1,335 million of senior secured credit facilities; (ii) $725 million of senior unsecured increasing rate loans under a bridge facility; and (iii) $325 million of senior subordinated increasing rate loans under a bridge facility.

        See "The Tender Offer—Section 9. Source and Amount of Funds." Because Purchasers were formed solely for the purpose of investing in the Company and Purchasers and Parent have no significant assets or liabilities other than those incidental to the acquisition of the Company, Parent and Purchasers have no meaningful historical financial information. We will only be able to complete the Offer if we receive the financing contemplated by these financing commitments.

How Long Do I Have to Decide Whether to Tender into the Offer?

        You will have until 12:00 midnight, New York City time, on Friday, July 6, 2007, to decide whether to tender your shares of the Company's common stock into the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock."

Can the Offer Be Extended and Under What Circumstances?

        Purchasers, in their sole discretion, may extend the Offer for one or more periods. If requested by the Company, Purchasers will extend the Offer from time to time in increments of up to 5 business days (but will not be required to extend the Offer past August 7, 2007) if, as of the scheduled expiration of an offer period, the only condition to the Offer that has not been so satisfied or waived is the Minimum Condition. If, as of any scheduled expiration of the Offer, there is any restraint in effect which prohibits, restrains or renders illegal the consummation of the Offer or the Merger, Purchasers will extend the Offer from time to time in consecutive increments of up to 5 business days each until such time as this restraint no longer exists or the applicable restraint has become final and non-appealable. In no event will Purchasers be required to extend the Offer beyond September 21, 2007. Purchasers may, in their sole discretion, extend the Offer for a "subsequent offering period" in accordance with Rule 14d-11 promulgated under the Exchange Act. Purchasers reserve their right to provide a subsequent offering period, but have not currently determined whether they will provide a subsequent offering period. See "The Tender Offer—Section 1. Terms of the Offer; Expiration Date."

How Will I Be Notified if the Offer Is Extended?

        If we extend the Offer, we will inform American Stock Transfer & Trust Company, the Depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

What Does the Company's Board of Directors Think of the Offer?

        The special committee of the Company's board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders (other than Parent and its affiliates) and recommended to the Company's board of directors that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, be approved and declared advisable by the Company's board of directors. The special committee is a committee of the Company's board of directors that was formed on September 8, 2006 for the purpose of reviewing, evaluating and, as appropriate, negotiating a possible transaction relating to the sale of the Company. The Company's board of directors, acting upon the unanimous recommendation of the special committee, determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger Agreement. See "Special Factors—Position of Laureate Regarding the Fairness of the Offer and the Merger." As described above under "What Are the Most Important Conditions to the Offer?", in connection with the execution of the Merger Agreement, L Curve entered into tender agreements with each of the directors of the Company (other than Messrs. Becker, Hoehn-Saric and Miller, each of whom is a party to the voting agreement described in this offer to purchase).

How Do I Tender My Shares of the Company's Common Stock?

        To tender your shares of the Company's common stock, you must deliver the certificates evidencing your shares, together with a completed letter of transmittal, to the Depositary, not later than the time the Offer expires. If your shares of the Company's common stock are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company ("DTC"). If you are not able to deliver any required items to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Global Select Market ("NASDAQ") trading days. However, the Depositary must receive the missing items within that three trading day period after the expiration of the Offer or you will not be able to tender your shares of the Company's common stock into the Offer. See "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock."

What Do I Do If a Portion of My 401(k) Plan Account is Invested in the Company's Common Stock?

        The Company has advised us that if a portion of your 401(k) plan account is invested in the Company's common stock under the 401(k) Plan, you have the right to direct the plan's trustee whether to tender the shares of the Company's common stock credited to your account under the 401(k) Plan. An instruction form for tendering the Company's common stock credited to your 401(k) Plan account is enclosed with this offer to purchase. The tendering instruction form contains additional details on how to tender these shares. It is important to follow the instructions on the tendering instruction form for tendering the shares of the Company's common stock credited to your 401(k) Plan account because these instructions are different from the instructions for tendering shares of the Company's common stock that you may own outside of the 401(k) Plan, and your deadline for directing the tendering of shares credited to your account under the 401(k) Plan is earlier than for other shares.

If I Accept the Offer, When and How Will I Get Paid?

        If the conditions to the Offer as set forth in the Introduction and under the caption "The Tender Offer—Section 11. Certain Conditions to the Offer" are satisfied or waived and Purchasers consummate the Offer and accept your shares of the Company's common stock for payment, we will pay you an amount equal to the number of shares you tendered multiplied by $62.00 (without interest and less any applicable withholding taxes), promptly following expiration of the Offer. See caption "The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares of the Company's Common Stock."

Until What Time Can I Withdraw Previously Tendered Shares of the Company's Common Stock?

        You can withdraw previously tendered shares of the Company's common stock at any time until the Offer has expired and, if Purchasers have not agreed to accept your shares for payment by August 6, 2007, you can withdraw them at any time after August 6, 2007 until Purchasers do accept your shares for payment. This right to withdraw will not apply to any subsequent offering period. See "The Tender Offer—Section 1. Terms of the Offer; Expiration Date."

How Do I Withdraw Previously Tendered Shares of the Company's Common Stock?

        To withdraw previously tendered shares of the Company's common stock you must deliver a written notice of withdrawal, or a facsimile thereof, with the required information to the Depositary while you still have the right to withdraw the shares. Participants in the 401(k) Plan who wish to withdraw their shares should review the tendering instruction materials for deadlines. See "The Tender Offer—Section 4. Withdrawal Rights."

What is the Top-Up Option and When Could it be Exercised?

        The Company has granted Purchasers the option (the "Top-Up Option") to purchase, at a price per share equal to the offer price, a number of newly issued shares of the Company's common stock equal to the number of shares that, when added to the number of shares owned, directly or indirectly, by Parent or Purchasers at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the total shares that would be outstanding immediately after the issuance of all shares of the Company's common stock subject to the Top-Up Option. The purchase price per share for any shares of the Company's common stock purchased by Purchasers under the Top-Up Option would be equal to the price paid per share in the Offer. The purchase price may be paid by means of a promissory note, which we expect would be canceled in connection with the Merger. The Top-Up Option may be exercised by Purchasers, in whole or in part, at any time on or after the expiration of the Offer and on or prior to the fifth business day after the expiration date of the Offer or the expiration date of any subsequent offering period. The Top-Up Option is subject to applicable SEC and NASDAQ rules and other customary conditions, including that Purchasers have accepted for payment and paid for all shares of the Company's common stock tendered into the Offer and not validly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchasers to effect a "short-form" merger pursuant to applicable Maryland law at a time when the approval of the Merger at a meeting of the Company's stockholders would be assured because of Purchasers' ownership of a majority of the shares of the Company's common stock following completion of the Offer.

Will the Offer Be Followed by a Merger If Not All the Shares of the Company Are Tendered into the Offer?

        If the Offer is completed, we will acquire the remainder of the shares of the Company's common stock in a merger, subject to the terms and conditions of the Merger Agreement. If after the purchase of shares pursuant to the Offer and any subsequent offering period and/or exercise of the Top-Up Option, Purchasers own at least 90% of the outstanding shares of the Company's common stock, then once the other conditions to completion of the Merger are satisfied or waived, L Curve will then merge into the Company in a "short-form" merger pursuant to applicable

Maryland law, which will not require a vote of the Company's stockholders. However, if after the purchase of shares pursuant to the Offer and any subsequent offering period and/or exercise of the Top-Up Option, Purchasers own less than 90% of the outstanding shares of the Company's common stock, the Company will call a special meeting of stockholders to vote upon the Merger, and Parent will cause Purchasers to vote all of the shares of the Company's common stock owned by them to approve the Merger and the Merger Agreement. Following that vote and satisfaction or waiver of the other conditions to completion of the Merger, L Curve will then merge into the Company. We expect that immediately prior to the merger of L Curve with and into the Company, M Curve will merge with and into L Curve. Parent has also entered into a voting agreement with stockholders of the Company that own shares of the Company's common stock representing, in the aggregate, approximately 2.6% of the outstanding shares of the Company's common stock, or 7.2% assuming the exercise by Messrs. Becker and Hoehn-Saric of all of their options to acquire shares of the Company's common stock. Pursuant to the voting agreement, these stockholders have agreed to vote their shares in favor of the Merger if a vote of the Company's stockholders is required. Accordingly, following the acquisition by Purchasers of shares of the Company's common stock pursuant to the Offer that satisfy the Minimum Condition, Purchasers expect that the vote in favor of the Merger will be assured. The Merger Agreement is more fully described in "Special Factors—Purposes, Reasons and Plans for Laureate after the Merger".

        Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent and, except as otherwise provided in the Merger Agreement, all of the remaining stockholders of the Company will receive $62.00 per share of the Company's common stock in cash without interest and less applicable withholding taxes. Depending upon whether the Merger can be effected as a short-form merger, the merger process may take several weeks to several months to complete following completion of the Offer, and you will not receive the cash merger consideration in respect of shares not tendered into the Offer until the completion of the Merger. See "Special Factors—Purposes, Reasons and Plans for Laureate after the Merger;" "Special Factors—Certain Effects of the Offer and the Merger;" and "Special Factors—The Merger Agreement."

Will I Have the Right to Have My Shares of the Company's Common Stock of the Company Appraised?

        You will not be entitled to exercise appraisal or dissenters' rights under Maryland law in connection with the Offer, and we do not expect that you will be able to exercise appraisal or dissenters' rights in connection with the Merger. The Maryland General Corporation Law does not provide appraisal rights or other similar rights to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger, or with respect to a "short form" merger, if the shares of the corporation are listed on a national securities exchange on the date on which notice is given. The shares of the Company's common stock are listed on NASDAQ, which is a national securities exchange, and Purchasers expect to maintain this listing until the effective time of the Merger.

How Will My Outstanding Options, Restricted Shares and Performance Share Units Be Treated in the Offer and the Merger?

        Options to acquire the Company's common stock may not be tendered into the Offer. If you wish to tender shares of the Company's common stock subject to options, you must first exercise your options in accordance with their terms in sufficient time to tender the shares received in the Offer.

        In connection with the Offer, except as otherwise agreed by Parent and a holder of options to acquire the Company's common stock or of unvested restricted shares, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options, unvested restricted shares and performance share units will, as of the effective time of the Merger, be treated as follows:

  •
  all outstanding options to acquire the Company's common stock will be canceled and, in exchange for such cancellation, each holder will be entitled to receive from the surviving corporation promptly following the consummation of the Merger a cash payment equal to the number of shares of the Company's common stock underlying the holder's option or options multiplied by the amount by which $62.00 exceeds the exercise price for each share of the Company's common stock underlying the option or options, without interest and less any applicable withholding taxes;

  •
  each unvested Company restricted share outstanding immediately prior to the consummation of the Merger will vest and become free of restrictions and will be canceled and converted into the right to receive $62.00, without interest and less any applicable withholding taxes, in the Merger; and

  •
  the performance share units and, to the extent not previously exercised, options to purchase shares of the Company's common stock held by Mr. Becker, and, to the extent not previously exercised, the options to purchase shares of the Company's common stock held by Mr. Hoehn-Saric, are expected to be cancelled in exchange for the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have the rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger.

        The Merger Agreement provides that, in connection with the consummation of the Merger, specified unvested options to purchase the Company's common stock and specified unvested Company restricted shares will be canceled without payment therefor and, in lieu of making the payments described above, the surviving corporation will establish a retention bonus award plan, pursuant to which each holder of such a canceled option or restricted share will be entitled to receive a cash payment, without interest and less any applicable withholding taxes, equivalent to the amount the holder otherwise would have received for such award promptly following the consummation of the Merger in respect of such canceled options and restricted shares, provided that the holder remains employed by the surviving corporation through the first (or second, for certain employees) anniversary of the consummation of the Merger.

        In addition, Purchasers have agreed that the payments in respect of options described above will be paid to directors of the Company serving as of the date on which Purchasers purchase shares of the Company's common stock in the Offer in respect of the options held by them as of such date even if those options expire prior to the effective time of the Merger as a result of the director's subsequent resignation.

        See "Special Factors—The Merger Agreement—Treatment of Options, Restricted Shares and Performance Share Units."

What Are the U.S. Federal Income Tax Consequences of the Offer and the Merger?

        If you are a U.S. holder (as defined in "The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations"), the receipt of cash for your shares of the Company's common stock that are tendered into the Offer or converted in the Merger will be a taxable transaction for U.S. federal income tax purposes. Your receipt of cash in exchange for your shares of the Company's common stock generally will cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the Offer or the Merger (determined before the deduction of any applicable withholding taxes) and your adjusted tax basis in your shares of the Company's common stock. If you are a non-U.S. holder (as defined in "The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations"), the receipt of cash for your shares of the Company's common stock that are tendered into the Offer or converted in the Merger generally will not be a taxable transaction to you for U.S. federal income tax purposes unless you have certain connections to the United States. Under U.S. federal income tax law, all holders will be subject to information reporting on cash received in the Offer or the Merger unless an exemption applies. Backup withholding may also apply with respect to cash you receive in the Offer or the Merger, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with the applicable requirements of the backup withholding rules. You should consult your own tax advisor for a full understanding of how receiving payment for your shares of the Company's common stock that are tendered into the Offer or converted in the Merger will affect your federal, state and local and/or foreign taxes and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of your options to purchase shares of the Company's common stock and/or your restricted shares, including the transactions described in this offer to purchase relating to the Company's other equity compensation and benefit plans. See "The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations."

What Is the Market Value of My Shares of the Company's Common Stock as of a Recent Date?

        The closing sale price of the Company's common stock on NASDAQ on June 1, 2007, the last trading day before we announced our intention to make the Offer, was $60.11 per share. The closing sale price of the Company's common stock on NASDAQ on January 4, 2007, the last trading day prior to the determination of the special committee to begin negotiations with Mr. Becker on the basis of a price of $60.50, was $49.15 per share. The $62.00 per share to be paid for each share of the Company's common stock in the Offer and the Merger represents a premium of approximately 26% to the closing price on January 4, 2007. We advise you to obtain a recent quotation for the shares of the Company's common stock before deciding whether to tender your shares into the Offer. See "The Tender Offer—Section 6. Price Range of Shares of the Company's Common Stock."

Who Can I Call If I Have Questions About the Offer?

        You can call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 717-3922. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as the dealer managers for the Offer. The telephone numbers of the dealer managers are set forth on the back cover of this offer to purchase.

INTRODUCTION

        L Curve Sub, Inc. ("L Curve") and M Curve Sub, Inc. ("M Curve"), each a Maryland corporation (each a "Purchaser", and together, the "Purchasers"), and each a direct subsidiary of Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), are offering to purchase, at a price of $62.00 per share in cash without interest and less any amounts required to be deducted and withheld under any applicable law, all outstanding shares of common stock, par value $.01 per share, of Laureate Education, Inc., a Maryland corporation (the "Company" or "Laureate"), on the terms and subject to the conditions specified in this offer to purchase and related letter of transmittal (which, together with any supplements or amendments, collectively constitutes the "Offer").

        The Offer will expire at midnight, New York City time, on Friday, July 6, 2007, unless extended.

        The Offer is being made in connection with the Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, among Parent, L Curve and the Company (the "Merger Agreement"), pursuant to which, after the Offer is consummated and subject to the terms and conditions of the Merger Agreement, L Curve will merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Maryland General Corporation Law (the "MGCL") with the Company as the surviving corporation. We expect that immediately prior to the Merger, M Curve will merge with and into L Curve, with L Curve surviving that merger.

        The board of directors of the Company has determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), approved the Offer, Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger Agreement. These determinations, approvals and recommendations were based, in large part, upon the unanimous recommendation of a special committee of the board of directors. The Company's board of directors determined that each person appointed to the special committee was a disinterested director with regard to the proposed transaction, as such term is used under Maryland law, and an independent director, as such term is defined in the rules of the NASDAQ.

        For factors considered by the Company's board of directors, see the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer.

        In connection with the Offer, each of the special committee's financial advisors, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Merrill Lynch, Pierce, Fenner and Smith Incorporated ("Merrill Lynch"), has delivered an opinion as to the fairness from a financial point of view of the consideration of $62.00 in cash per share to be received by the holders of shares of the Company's common stock pursuant to the Offer and the Merger (other than Parent, the funds and other investors that invest or will invest in Parent (the "Investor Group") and their respective affiliates).

        This offer to purchase and the related letter of transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SPECIAL FACTORS

Background of the Offer and the Merger

        At a regularly scheduled meeting of the Company's board of directors in June 2006, Mr. Becker, the Company's Chairman and Chief Executive Officer, spoke to the Company's board of directors in executive session about the possibility of exploring a transaction between the Company and private equity investors. At his request, the Company's board of directors authorized Mr. Becker to investigate what would be involved in such a transaction and what the potential valuation of the Company's common stock in such a transaction might be.

        On August 14, 2006, Mr. Becker contacted James H. McGuire and David A. Wilson, members of the conflicts committee of the Company's board of directors, and asked for permission to approach Sterling Partners, a private equity firm of which Mr. Becker is a founding member, for advice regarding a possible transaction. Based on the understanding that Mr. Becker would only use Sterling Partners for advice and counsel, the conflicts committee granted permission and, on August 17, 2006, the Company and SCP II entered into a confidentiality agreement that also contained standstill and non-solicitation provisions.

        At a meeting on August 22, 2006, Mr. Becker briefed Mr. Wilson on the progress of his research and indicated that he had reached no certain conclusion with respect to the prospects of any transaction between the Company and private equity investors or the potential valuation of the Company's common stock in such a transaction.

        During August 2006, Mr. Becker held preliminary discussions with representatives of certain potential investors in addition to Sterling Partners, including Bregal Europe Co-Investment L.P. and entities affiliated with S.A.C. Capital Management, LLC regarding a possible acquisition.

        On September 8, 2006, Mr. Becker advised the Company's board of directors that he intended to submit an offer to acquire the Company. On the same day, the Company's board of directors adopted resolutions establishing a special committee composed of three members, David A. Wilson (Chair), James H. McGuire and R. William Pollock.

        On September 11, 2006, Mr. Becker submitted a letter to the Company's board of directors stating that he, along with certain other unspecified founders of Sterling Partners, proposed to acquire the Company at an acquisition price of $55 per share. Mr. Becker also provided a letter from Goldman, Sachs & Co. and Goldman Sachs Credit Partners, L.P. indicating that they were "highly confident" that they would be able to obtain the debt financing required to fund Mr. Becker's proposal.

        On September 14, 2006, the members of the special committee agreed on a list of instructions for Mr. Becker regarding his conduct during the special committee's evaluation of his proposal. Among other things, the special committee instructed Mr. Becker to refrain from (i) entering into any agreements with any bidder or financing source that would commit Mr. Becker to work exclusively with any party, (ii) taking any action that would cause Mr. Becker to be part of a "group" for purposes of Section 13(d) of the Exchange Act, (iii) approaching Company officers and employees to be a part of his acquisition group and (iv) soliciting the Company's business partners or prospective business partners to be part of his acquisition group. These instructions were transmitted to Mr. Becker.

        On the afternoon of September 21, 2006, representatives of the special committee's financial advisors met with Mr. Becker and representatives of Goldman Sachs, which had been assisting Mr. Becker in evaluating the feasibility of, and alternatives for, a potential acquisition of the Company and which was subsequently engaged by L Curve as its financial advisor in connection with the Merger. The meeting included discussions of (i) the economic terms of Mr. Becker's proposal, including the proposed debt and equity financing thereof and (ii) Mr. Becker's intended arrangements with respect to management of the Company.

        Following this meeting, Mr. Becker offered to withdraw his letter to the Company's board of directors dated September 11, 2006 if so requested by the special committee. Mr. Wilson sent a letter to Mr. Becker in the afternoon of September 22, 2006 requesting that Mr. Becker withdraw his proposal and advising him that the special committee would remain in place to develop a process to receive an offer should Mr. Becker desire to make such an offer. On September 23, 2006, Mr. Becker wrote to Mr. Wilson withdrawing his proposal of September 11, 2006.

        During the week of October 2, 2006, representatives of Morgan Stanley and Merrill Lynch engaged in several telephone conversations with representatives of Goldman Sachs in which they discussed that, if Mr. Becker wished to submit an offer to acquire the Company, the special committee was willing to receive and consider such an offer, provided that Mr. Becker was willing to submit to the procedures established by the special committee with respect to any due diligence process to be conducted by Mr. Becker.

        During the week of October 2, 2006, representatives of Morgan Stanley and Merrill Lynch engaged in several telephone conversations discussing the special committee's instructions with representatives of Goldman Sachs.

        On October 5, 2006, Mr. Becker indicated to the special committee his willingness to proceed on the basis of the procedures established by the special committee. On several occasions starting on October 6, 2006 and continuing through December 2006, Mr. Becker, through representatives of Goldman Sachs, requested permission from the special committee to contact potential investors and to solicit their participation in a potential transaction.

        On October 10, 2006, the special committee, through Morgan Stanley, advised Mr. Becker and Goldman Sachs that they were permitted to approach the 13 potential investors that Mr. Becker and Goldman Sachs had identified and requested permission to contact. There was limited interest, however, for a transaction at the $55.00 per share level from these investors, and Mr. Becker submitted a list of ten additional potential investors to the special committee, which the special committee approved on October 17, 2006. On November 2, 2006, the special committee authorized Mr. Becker and Goldman Sachs to approach an additional six potential investors. This sequential approval process continued through December 2006 as Mr. Becker and Goldman Sachs approached additional potential investors in an attempt to satisfy the special committee's requirement that any offer submitted for the special committee's consideration include commitments for 100% of the debt and equity financing necessary to complete the transaction.

        Over this period, the special committee approved a total of 42 potential sources of equity financing. If an approved party expressed interest, it was permitted to commence a due diligence review of the Company upon execution of a nondisclosure agreement. Thirty-nine of the 42 potential sources (including 11 who ultimately formed part of the Investor Group) were contacted and 25 of this number executed nondisclosure agreements.

        On October 18, 2006, representatives of Morgan Stanley, Merrill Lynch and Pillsbury Winthrop Shaw Pittman LLP, legal counsel to the special committee ("Pillsbury") attended a due diligence session with the Company's management, including Mr. Becker, at the Company's offices. The Company's management gave presentations discussing the Company's business and prospects, and attendees were given the opportunity to ask questions of management. Two days later, similar meetings were held between Company management, including Mr. Becker, Goldman Sachs and certain potential sources of equity financing for Mr. Becker's potential offer. At the request of the special committee, representatives of Morgan Stanley and Merrill Lynch attended these meetings.

        At the special committee's request, Mr. Becker acknowledged in a letter dated October 30, 2006 that he did not intend to engage in certain of the actions prohibited by the nondisclosure agreement entered into by SCP II during any time at which SCP II was subject to similar restrictions (generally, until September 12, 2007) with respect to acquisitions of Company stock or forming groups with other persons, except as otherwise permitted by the special committee.

        During late October and November 2006, Mr. Becker discussed a possible acquisition of Laureate with a number of potential investors, including Citi Private Equity, Kohlberg Kravis Roberts & Co. and SPG Partners, LLC.

        At a meeting held on November 21, 2006, the special committee received an update from Mr. Becker as to the status of his efforts to obtain equity and debt financing with respect to his proposed acquisition of the Company. Mr. Becker reported that he had not yet obtained the commitments for equity financing required to finance such a proposal.

        During November and December 2006, Mr. Becker discussed with Citigroup Global Markets the process of a possible acquisition of Laureate and possible financing structures. On December 6, 2006, with the special committee's permission, Citigroup Global Markets formally began assisting Mr. Becker and the potential investors, and was subsequently engaged by L Curve, as a financial advisor and a possible financing source in connection with the Merger.

        On November 30, 2006, Goldman Sachs contacted Morgan Stanley to advise them that Mr. Becker was planning to submit a proposal on or before the December 11, 2006 Laureate board meeting. Based on that call, on December 4, 2006, Morgan Stanley asked Goldman Sachs to provide an update regarding the process prior to that board meeting. In response, on December 6, 2006, Mr. Becker sent a letter to the Company's board of directors proposing to acquire the Company at a price of $56.50 per share. In his letter, Mr. Becker indicated that he anticipated financing the acquisition through $1.5 billion of debt financing, $500 million of mezzanine debt at a newly formed holding company and approximately $1.6 billion of equity. On December 7, 2006, Morgan Stanley advised Goldman Sachs that the special committee had determined that the proposed $56.50 per share price was inadequate and that, if Mr. Becker remained interested in acquiring the Company, he should submit a proposal containing the highest acquisition price he would be willing to offer.

        On December 13, 2006, Mr. Becker called Mr. Wilson and informed him that he intended to submit a renewed proposal at a price in excess of $59 per share. On the following day, Mr. Becker sent a letter to the Company's board of directors renewing his offer at a price of $59.25 per share. Mr. Becker did not provide any details at this time regarding debt or equity financing for his renewed offer.

        On December 15, 2006, Mr. Wilson telephoned Mr. Becker to inform Mr. Becker that the special committee would be receptive to recommending to the Company's board of directors a proposal with a price per share of $62.

        On December 19, 2006, Mr. Becker wrote a letter to Mr. Wilson stating that Mr. Becker's investors would not support a transaction at $62 per share. On December 22, 2006, Mr. Wilson telephoned Mr. Becker to advise Mr. Becker that the special committee intended to place Mr. Becker's most recent proposal of $59.25 per share before the independent members of the Company's board of directors at a meeting in early January, with a recommendation that it be rejected as inadequate and, as a result, that the special committee be disbanded. Mr. Wilson also conveyed that, in the interim, if Mr. Becker remained interested in acquiring the Company, he would be welcome to amend his proposal to include his best and final per share offer price.

        Following Mr. Wilson's conversation with Mr. Becker, Mr. Becker discussed the special committee's message with the other potential investors and with Goldman Sachs and Citigroup Global Markets. Following further analysis and discussion, Mr. Becker determined to submit an offer of $60.50 per share, notwithstanding the fact that one of the potential investors declined to pursue the transaction given the increase in price.

        On December 27, 2006, Mr. Becker, through Goldman Sachs, orally agreed to increase his offer to a price of $60.50 per share, which was orally confirmed by Mr. Becker to be his best and final offer. The special committee discussed this offer with its advisors at a telephonic meeting held on January 2, 2007.

        On January 5, 2007, Mr. Wilson, along with representatives of the special committee's financial advisors and Pillsbury, telephoned Mr. Becker to notify him that the members of the special committee, with the unanimous support of the other independent directors participating in a meeting held that day had unanimously determined to notify Mr. Becker that the special committee was prepared to continue negotiations with Mr. Becker on the basis of a price of $60.50 per share, pending agreement on terms of a Merger Agreement fair to the Company's stockholders, which terms would include a 45-day "go shop" provision that would permit the Company to solicit alternative offers with Mr. Becker's cooperation.

        On January 11, 2007, Pillsbury delivered an initial draft of the original merger agreement relating to the originally proposed transaction, which we refer to as the original merger agreement, to Simpson Thacher & Bartlett LLP ("Simpson Thacher"), counsel for the equity investors. Simpson Thacher delivered comments on the draft original merger agreement to Pillsbury on January 16, 2007.

        During the period from January 16, 2007 to January 28, 2007, the parties negotiated the terms of the draft original merger agreement and a draft cooperation agreement, which, among other things, obligates Mr. Becker to cooperate with the Company's efforts to obtain, and to refrain from impeding, third-party offers to acquire the Company. During the same period, legal counsel to the equity investors and Mr. Becker negotiated the terms on which Messrs. Becker and Taslitz, and trusts affiliated with each of them, would participate in the transaction, including with respect to such person's rollover equity commitments.

        Shortly thereafter, the special committee met and unanimously adopted resolutions recommending that the board of directors approve and declare advisable the merger contemplated by the original merger agreement, the original merger agreement and the transactions contemplated thereby. Immediately after such meeting, the Company's board of directors, by unanimous action of the directors present (other than John A. Miller, who abstained on the grounds that he is a limited partner in the general partner of SCP II), voted to adopt resolutions approving and declaring advisable the merger contemplated by the original merger agreement, the original merger agreement and the transactions contemplated thereby and recommending that such matters be submitted to the Company's stockholders for their approval. Mr. Becker did not participate in the meeting or the vote. Mr. Hoehn-Saric also did not participate in the meeting or the vote because he is affiliated with Sterling Partners.

        On January 28, 2007, following approval of the original merger agreement by the board of directors of the Company, the Company, Parent and L Curve executed the original merger agreement and issued a press release announcing the transaction and describing the "go shop" period.

        On March 13, 2007, Mr. Hoehn-Saric entered into an agreement with Parent pursuant to which he agreed to sell his shares of the Company's common stock to Parent immediately prior to the effective time of the Merger for $60.50 per share in cash. In this agreement, Mr. Hoehn-Saric also agreed to cancel, to the extent not previously exercised, his options to purchase shares of the Company's common stock in exchange for the surviving corporation establishing a new deferred compensation plan for Mr. Hoehn-Saric, under which plan Mr. Hoehn-Saric will have the right to receive cash payments in the future, which plan will have an initial value of approximately $48.6 million, assuming Mr. Hoehn-Saric does not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger.

        On March 16, 2007, the Company filed a preliminary proxy statement with the SEC relating to the original merger and issued a press release announcing such filing and the conclusion of the "go-shop" period without the submission of a proposal. In that release, the Company reported that a total of 67 potential acquirors were contacted as part of the "go shop" period, and that the reasons cited by the potential acquirors for declining to pursue or explore an acquisition of Laureate included the high multiple of EBITDA and high share price being paid by the Investor

Group, the size of the equity funding required to pay more than the $60.50 per share merger consideration contemplated by the original merger agreement, process considerations, and potential acquirors' own differing strategic focus. The Company filed revised preliminary proxy statements on April 17, 2007 and April 26, 2007.

        Over a period of several weeks beginning on March 28, 2007, Messrs. Wilson, McGuire and Becker met with approximately 13 institutional stockholders to review the transaction and gauge the likely support for the transaction among such institutions.

        Following the April 26, 2007 announcement of the acquisition of Harman International Industries, Incorporated, in which a transaction structure that enabled minority stockholders of the target to receive interests in the entity that will own the target's common stock was utilized, representatives of Morgan Stanley made inquiries with Goldman Sachs as to whether Parent would be willing to restructure the transaction to include aspects of the Harman structure. Goldman Sachs responded that Parent would not be willing to restructure the transaction in this manner.

        In early May, 2007, Goldman Sachs and Morgan Stanley discussed the possibility of modifying the structure of the transaction from a one-step merger to a two-step transaction involving a tender offer. Following that conversation, Simpson Thacher also discussed this possibility with Pillsbury and Morgan Stanley. In response, Morgan Stanley informed Goldman Sachs that it expected that the special committee would consider evaluating that option, but would require some additional consideration to stockholders in connection with any such modification. Over the next several weeks, the advisors to the Company, the special committee and Parent held preliminary discussions regarding the possibility of such a modification, including the changes that would need to be made to the financing for the transaction in a tender offer and the impact on the pre-acquisition review application pending at the U.S. Department of Education. The advisors to the Company, the special committee and Parent also exchanged drafts of a form of amended Merger Agreement that would be entered into in the event that the structure of the transaction were revised to provide for a tender offer. On May 21, 2007, Dow Lohnes PLLC, special regulatory counsel to the Investor Group, and Drinker Biddle & Reath LLP, regulatory counsel to the Company, discussed the possible modification with the U.S. Department of Education.

        During the month of May, Mr. Becker approached each member of the Investor Group regarding the possibility of a tender offer structure at an offer price higher than $60.50. Each member of the Investor Group indicated that it would be willing to support a very limited increase if the Investor Group decided to propose a revised transaction and if Messrs. Becker, Hoehn-Saric and Taslitz and Eric Becker would agree to continue to value their shares of the Company's common stock at the $60.50 per share price contemplated by the original merger agreement in connection with their commitments to contribute such shares in connection with the Merger in exchange for a portion of the equity securities of Parent or to sell such shares to Parent immediately prior to the Merger, as applicable.

        On May 30, 2007, Laureate received notice from the U.S. Department of Education that the pre-acquisition review of the originally announced transaction had been completed, which notice indicated that no restrictions would be expected to be placed on Walden University as a result of the change of control contemplated by the original merger agreement. Accordingly, later that day, Simpson Thacher advised the special committee's legal and financial advisors that, in the event the transaction were modified to provide for a tender offer, Parent and L Curve would not require a condition to closing relating to pre-acquisition review by the U.S. Department of Education.

        On May 30, 2007, after he entered into a confidentiality agreement with respect to non-public information, Simpson Thacher provided Don E. Ackerman, a significant stockholder of Laureate, a draft tender agreement to be executed in the event that the Investor Group proposed, and Laureate accepted, a revised transaction involving a tender offer. Simpson Thacher and Mr. Ackerman, on behalf of Ackerman-Walden Limited Partnership, negotiated the agreement over the next several days.

        After the close of business on June 1, 2007, Simpson Thacher conveyed to Pillsbury, on behalf of the Investor Group, a proposal to increase the per share consideration in the transaction to $62.00 in connection with a conversion to a tender offer structure, conditioned on the agreement of the disinterested directors of Laureate to tender their shares into the offer or vote their shares in favor of the second-step merger and the support of the transaction by certain other stockholders of the Company. Also after the close of business on June 1, 2007, Mr. Becker contacted a representative of William Blair & Company to discuss the proposed transaction and request their support of a revised transaction. William Blair & Company subsequently advised Mr. Becker that they would support the transaction at the proposed price of $62.00 per share and would, following public announcement of a revised transaction, make a public statement to that effect.

        On June 3, 2007, following approval of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby by the Company's board of directors, the Company, Parent and L Curve executed the Merger Agreement, and Parent entered into the voting agreement and the tender agreements with the parties thereto. On June 3, 2007, after L Curve executed the Merger Agreement, L Curve assigned to M Curve a portion of its rights and obligations under the Merger Agreement to provide for the acquisition by M Curve of a portion of the shares tendered into the Offer.

The Cooperation Agreement

        On January 28, 2007, Mr. Becker entered into a cooperation agreement with the Company, the terms of which obligate Mr. Becker, solely in his capacity as Chief Executive Officer of the Company, to cooperate with, and not take any action intended to frustrate, delay or impede, the efforts of the Company or its representatives to initiate, solicit and encourage any inquiry, proposal or offer relating to any acquisition proposal for the Company, to the extent permitted under the terms and conditions of the Merger Agreement, or any alternative transaction agreement entered into following termination of the Merger Agreement. Such obligations of Mr. Becker commenced the date of the cooperation agreement and end on the earliest to occur of (i) the consummation of the Merger, (ii) the consummation of a transaction contemplated by an alternative transaction agreement entered into following the termination of the Merger Agreement, or (iii) the termination of Mr. Becker's employment with the Company.

        In the event that the Company terminates the Merger Agreement to accept a superior proposal, Mr. Becker has agreed, if requested by the acquiror, to remain in the Company's employment as an executive or consultant on a full-time basis for up to six months following the consummation of the transaction and on a part-time basis for up to an additional six months (which we refer to as "transition services").

        The cooperation agreement amends Mr. Becker's obligations under his employment agreement by, among other things, adjusting the end date of the non-competition and non-solicitation period under the employment agreement to be the earlier of (i) the first anniversary of the date on which Mr. Becker notifies the Company in writing (x) that he does not intend to remain with the Company after he has concluded providing transition services or (y) of his resignation, whether as an employee or as a consultant, and (ii) the date six months after he has concluded providing transition services.

The Tender Agreements

        The following is a summary of the material terms of the tender agreements, but does not purport to describe all of the terms of the tender agreements. The following summary is qualified in its entirety by reference to the complete text of the tender agreements, which are filed as exhibits to the Schedule TO and are incorporated by reference into this offer to purchase by reference.

        In connection with the execution of the Merger Agreement, L Curve entered into agreements with certain stockholders of the Company, including each of the directors of the Company (other than Messrs. Becker, Hoehn-Saric and Miller, each of whom is a party to the voting agreement) and the Ackerman-Walden Limited Partnership (each a "Tendering Stockholder"), which we refer to as the tender agreements. Based on information provided by the Tendering Stockholders, an aggregate of approximately 7.8% of the outstanding shares of the Company's common stock is subject to the obligation to tender shares into the Offer pursuant to the tender agreements. In addition, William Blair & Company has publicly stated that it intends to tender shares of the Company's common stock representing approximately 6% of the outstanding stock, so that, as of the date of this offer to purchase, holders of approximately 13.8% of the outstanding shares of the Company's common stock are either parties to the tender agreements or have otherwise indicated their intention to tender their shares in the Offer.

        Pursuant to the tender agreements, each Tendering Stockholder has agreed to tender all of the Tendering Stockholder's shares of the Company's common stock into the Offer no later than the fifth business day following commencement of the Offer (or, with respect to shares of the Company's common stock for which the Tendering Stockholder acquires beneficial ownership after the effective date of the tender agreement, within one business day of such acquisition), or if such Tendering Stockholder has not received this offer to purchase and the letter of transmittal by such time, within two business days following receipt of such materials. Each Tendering Stockholder has also agreed to vote the Tendering Stockholder's shares of the Company's common stock (i) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Tendering Stockholder contained in the tender agreement; and (ii) against any competing proposals for the acquisition of the Company or (except as otherwise approved in writing by Parent) any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the tender agreement or the performance by the Tendering Stockholder of its obligations under the tender agreement, including, without limitation: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries (other than the Offer and the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its subsidiaries; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of the tender agreement or as otherwise provided in the Merger Agreement; (D) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company's articles of incorporation or bylaws, except if approved by Parent; or (E) any other material change in the Company's corporate structure or business.

        Each tender agreement requires that the Tendering Stockholder not (i) transfer any of the Tendering Stockholder's shares of the Company's common stock, except to tender such shares in the Offer or as otherwise provided in the tender agreement, (ii) enter into any agreement, arrangement or understanding with any other party, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with the Tendering Stockholder's obligations under the tender agreements or (iii) take any action that could restrict or otherwise affect the Tendering Stockholder's legal power, authority and right to comply with and perform the Tendering Stockholder's covenants and obligations under the tender agreement.

        If Ackerman-Walden Limited Partnership is not able to allow the tender of approximately 1.1 million shares of the Company's common stock currently subject to variable price forward contracts after using its reasonable best efforts to do so, and such shares are not tendered into the Offer, Ackerman-Walden Limited Partnership has agreed to vote such shares in favor of the Merger, to the extent it is able to do so pursuant to the terms of such contracts. The shares subject to such variable price forward contracts are not included in the 7.8% of the Company's outstanding common stock referenced above as being subject to the obligation to tender shares into the Offer. The tender agreements terminate upon the earlier of (i) any termination of the Merger Agreement and (ii) the acceptance for payment of all of the Tendering Stockholder's shares of the Company's common stock in the Offer (except that the voting obligations of Ackerman-Walden Limited Partnership described above will survive to the extent shares subject to variable price forward contracts are not tendered into the Offer).

The Voting Agreement

        The following is a summary of the material terms of the voting agreement but does not purport to describe all of the terms of the voting agreement. The following summary is qualified in its entirety by reference to the complete text of the voting agreement, which is filed as an exhibit to the Schedule TO and is incorporated by reference into this offer to purchase by reference.

        Concurrently with entering into the Merger Agreement, Parent entered into an agreement with Messrs. Becker, Taslitz, Hoehn-Saric, and Miller, Eric D. Becker, Merrick Elfman, Bruce Goldman, Jill Becker, Therese Wareham, and certain affiliated trusts, which we refer to as the voting agreement.

        Pursuant to the voting agreement, the stockholders subject to the voting agreement have agreed, among other things, to vote or deliver a written consent covering all shares subject to the voting agreement (i) in favor of the adoption of the Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Laureate contained in the Merger Agreement, or of any of the stockholders subject to the voting agreement contained in the voting agreement, and (iii) against any competing proposals for the acquisition of Laureate or (except as otherwise approved in writing by Parent) any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the voting agreement or the performance by any of the stockholders subject to the voting agreement of their respective obligations under the voting agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Laureate or our subsidiaries (other than the Offer and the Merger); (B) a sale, lease or transfer of a material amount of assets of Laureate or any of its subsidiaries or a reorganization, recapitalization or liquidation of Laureate or any of our subsidiaries; (C) an election of new members to the board of directors of Laureate, other than nominees to the board of directors of Laureate who are serving as directors on the date of the voting agreement or as otherwise provided in the Merger Agreement; (D) any material change in the present capitalization or dividend policy of Laureate or any amendment or other change to its articles of incorporation or bylaws, except if approved by Parent or (E) any other material change in the corporate structure or business of Laureate. The voting agreement shall terminate upon the earlier to occur of (i) the consummation of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms.

        Each of the stockholders subject to the voting agreement has agreed, except as provided for in such stockholder's equity rollover commitment letter (if applicable), not to transfer any of the shares subject to the voting agreement or any interest in those shares.

        As of the date of this offer to purchase and based on information provided by the stockholders subject to the voting agreement, the shares owned by the stockholders subject to the voting agreement represent approximately 2.6% of the Company's outstanding common stock, or 7.2% assuming the exercise by Messrs. Becker and Hoehn-Saric of all of their options to acquire shares of the Company's common stock.

Position of Laureate Regarding the Fairness of the Offer and the Merger.

        The full text of the recommendations, and reasons therefor, of the special committee and the board of directors of the Company, and the full text of the written opinions of Morgan Stanley and Merrill Lynch, which describe the assumptions made and qualifications and limitations on the review undertaken, will be included in or as an annex to the Company's Schedule 14D-9 which is expected to be mailed to stockholders on the date of this offer to purchase. Holders of shares of the Company's common stock are urged to read the schedule 14D-9, including the full text of the recommendation of the special committee and the board of directors of the Company and reasons therefor and the written opinions of Morgan Stanley and Merrill Lynch, carefully.

        The board of directors of the Company has determined that the Offer and the Merger are advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement. These determinations, approvals and recommendations were based, in large part, upon the unanimous recommendation of a special committee of the board of directors. The Company's board of directors determined that each person appointed to the special committee was a disinterested director with regard to the proposed transaction, as such term is used under Maryland law, and an independent director, as such term is defined in the rules of the NASDAQ.

Purposes and Reasons of the Sterling Founders and Certain Related Persons

        We refer to Douglas L. Becker, Eric D. Becker and Messrs. Taslitz and Hoehn-Saric, who are founding members of Sterling Partners, a private equity firm, as the Sterling Founders. Sterling Capital Partners II, L.P., a private equity fund affiliated with Sterling Partners that we refer to as SCP II, is among the consortium of investors that owns Parent. We refer to SCP II and three newly formed partnerships affiliated with the Sterling Founders as the Sterling Investors. We refer to Messrs. Becker and Taslitz, and certain trusts and a partnership affiliated with each of them, who have committed to contribute to Parent a portion of their shares of the Company's common stock in connection with the Merger in exchange for a portion of the equity securities of Parent, as the Rollover Investors.

        Under the rules governing "going private" transactions, the Offer and the Merger are a "going private" transaction, and any exercise by Purchasers of the Top-Up Option, the exercise by Messrs. Becker and/or Hoehn-Saric of any of their options to acquire shares of the Company's common stock and any open market purchases effected by Parent or Purchasers following completion of the Offer may be considered steps in a "going private" transaction. Messrs. Becker and Hoehn-Saric are deemed to be engaged in a "going private" transaction and are required to express their reasons for the Offer, the Merger and any of the other described transactions to the Company's unaffiliated stockholders (meaning the Company's stockholders other than Parent, the Investor Group, Messrs. Hoehn-Saric and Eric D. Becker and their respective affiliates). In addition, by virtue of their relationship to Messrs. Douglas L. Becker, Steven M. Taslitz and Eric D. Becker, the Sterling Investors and certain trusts affiliated with each of Messrs. Douglas L. Becker and Steven M. Taslitz could be deemed to be engaged in a "going private" transaction. In such case, Messrs. Taslitz and Eric D. Becker, such trusts and the Sterling Investors also would be required to express their reasons for the Offer, the Merger and any of the other described transactions to the Company's unaffiliated stockholders. The Sterling Founders, the affiliated trusts and the Sterling Investors are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

        For the Sterling Founders, the affiliated trusts and the Sterling Investors, the purpose of the Offer and the Merger is to enable them, through the rollover equity commitments of Messrs. Becker and Taslitz, certain trusts affiliated with each of them and Sterling Laureate Rollover, LP, and the Sterling Founders' equity interest in Parent and in entities through which several of the members of the Investor Group will be investing in Parent, to benefit, following the Merger, from any future earnings and growth of Laureate after its stock ceases to be publicly traded, while allowing the unaffiliated stockholders, through receipt of the per share offer price and merger consideration, to immediately realize in cash the value of their investment in Laureate. From the perspective of Mr. Becker, the purpose of the Offer and the Merger also is to create greater operating flexibility, allowing management to concentrate on long-term growth rather than the short-term expectations of the financial markets. In satisfaction of their respective rollover equity commitments as of the effective time of the Merger, Mr. Becker anticipates rolling over all but 50,000 shares of his shares of the Company's common stock, Mr. Taslitz anticipates rolling over all but 20,000 shares of his shares of the Company's common stock, and their respective trusts anticipate rolling over all of their shares of the Company's common stock. The shares of the Company's common stock held by Messrs. Becker and Taslitz that are not being rolled over in the transaction will be donated by them to one or more not-for-profit organizations. We expect that this donation will occur prior to the expiration of the Offer and that the recipients of these shares will be entitled (if they elect to do so) to tender such shares into the Offer. We expect that any shares of the Company's common stock held by Messrs. Becker and Hoehn-Saric in their respective accounts in the Laureate Education, Inc. 401(k) Retirement Savings Plan (the "401(k) Plan") will be converted into the right to receive the merger consideration in the Merger. Mr. Hoehn-Saric and Eric D. Becker will sell their shares of the Company's common stock to Parent immediately prior to the effective time of the Merger for $60.50 (below the offer price of $62.00) per share in cash. Performance share units and options to purchase shares of the Company's common stock held by Douglas L. Becker and Mr. Hoehn-Saric (in the case of such options, to the extent not exercised prior to the consummation of the Merger) will be canceled in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger.

        For the Sterling Investors, the purpose of the Offer and the Merger is to benefit from any future earnings and growth of Laureate after the Merger. The Sterling Investors believe that it is best for Laureate to operate as a privately held entity. As a privately held entity, Laureate will have the flexibility to focus on continuing improvements to its business without the constraints and distractions caused by the public equity market's valuation of Laureate and the focus on the quarter-to-quarter performance often emphasized by the public markets. Moreover, the Sterling Investors believe that Laureate's future business prospects can be improved through their active participation in the strategic direction and operations of Laureate. Although the Sterling Investors believe that there will be significant opportunities associated with their investments in Laureate, the Sterling Investors realize that there are also substantial risks (including the risks and uncertainties relating to Laureate's prospects, including the prospects described in management's projections summarized in the Company's Schedule 14D-9).

        The Sterling Founders, the affiliated trusts and the Sterling Investors believe that the revised tender offer and second step merger structure is preferable to a one-step merger because they believe that the new structure is a faster and more efficient process of completing the transaction than proceeding with calling a special meeting of the Company's stockholders, may result in a higher response rate from the Company's stockholders, and will facilitate direct involvement in the process by Parent and Purchasers. In addition, the Sterling Founders, the affiliated trusts and the Sterling Investors believe that a direct offer to stockholders allows the decision regarding the proposed transaction to be made by the stockholders who actually own the shares at the time of tendering, and, accordingly, have a true economic interest in the decision. In a one-step merger process, a vote of stockholders is required and voting rights are limited to those who held stock on a record date several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote.

        The purpose of any exercise by Messrs. Becker and/or Hoehn-Saric of their options would be to acquire additional shares of the Company's common stock pursuant to the terms of those options in order to vote those shares in favor of the approval of the Merger Agreement and the Merger if a vote of the Company's stockholders is required in order to approve these actions. To this end, each of Messrs. Becker and Hoehn-Saric has received commitment letters from each of Goldman Sachs and Citigroup Global Markets to provide them with up to $93.6 million in margin loans to fund the exercise of options and any related tax obligations. If Messrs. Becker and Hoehn-Saric both exercise all vested options held by them as of June 5, 2007, their aggregate ownership of the Company's common stock would increase from approximately 1.3% of the outstanding shares to approximately 6.0% of the outstanding shares. The purpose of any exercise of the Top-Up Option and any open market purchases are discussed under "Purposes and Reasons of Parent, Purchasers and the Sponsors."

Purposes and Reasons of Parent, Purchasers and the Sponsors

        As described above, the Offer and the Merger constitute a "going private" transaction, and any exercise by Purchasers of the Top-Up Option, the exercise by Messrs. Becker and/or Hoehn-Saric of any of their options to acquire shares of the Company's common stock and any open market purchases effected by Parent or Purchasers following completion of the Offer may be considered steps in a "going private" transaction. If the Merger is completed, Laureate will become a subsidiary of Parent. For Parent and Purchasers, the purpose of the Offer and the Merger is to effectuate the transactions contemplated by the Merger Agreement. For the Sponsors, the purpose of the Offer and the Merger is to benefit from any future earnings and growth of Laureate after the Merger. We refer to KKR 2006 Limited, S.A.C. Capital Management, LLC, Bregal Europe Co-Investment L.P., Citigroup Private Equity LP and Snow, Phipps & Guggenheim, LLC as the "Sponsors."

        The Sponsors believe that it is best for Laureate to operate as a privately held entity. As a privately held entity, Laureate will have the flexibility to focus on continuing improvements to its business without the constraints and distractions caused by the public equity market's valuation of Laureate and the focus on the quarter-to-quarter performance often emphasized by the public markets. Management will benefit from eliminating the duties required in managing a publicly traded company, enabling them to devote more of their time and energy to core business operations. Moreover, the Sponsors believe that Laureate's future business prospects can be improved through their active participation in the strategic direction and operations of Laureate. Although the Sponsors believe that there will be significant opportunities associated with their investment in Laureate, they realize that there are also substantial risks (including the risks and uncertainties relating to Laureate's prospects, including the prospects described in management's projections summarized in the Company's Schedule 14D-9.

        Parent, Purchasers and the Sponsors believe that the revised tender offer and second step merger structure is preferable to a one-step merger for the reasons described under "—Purposes and Reasons of the Sterling Founders and Certain Related Persons."

        The purpose of any exercise by Purchasers of the Top-Up Option following completion of the Offer would be to acquire an additional number of shares sufficient to permit Purchasers to effect a short-form merger in accordance with the Maryland law without a vote of the stockholders of the Company. Similarly, the purpose of any open market purchase effected by Parent or Purchasers following completion of the Offer would be to acquire additional shares to vote in favor of the Merger at the meeting of the Company's stockholders, if one is necessary, or in order to facilitate the completion of a short-form merger in accordance with Maryland law without a vote of the stockholders of the Company. The purpose of Messrs. Becker and/or Hoehn-Saric of any potential exercise of their options to acquire shares of the Company's common stock is described above under "Purposes and Reasons of the Sterling Founders and Certain Related Persons."

Position of the Sterling Founders and Certain Related Persons as to Fairness

        Under the rules governing "going private" transactions, Messrs. Becker and Hoehn-Saric are deemed to be engaged in a "going private" transaction and are required to express their beliefs as to the fairness of the Offer and the Merger to the Company's unaffiliated stockholders. In addition, by virtue of their relationship to Douglas L. Becker, Messrs. Steven M. Taslitz and Eric D. Becker, the Sterling Investors and certain trusts affiliated with each of Messrs. Douglas L. Becker and Steven M. Taslitz and the Sterling Investors could be deemed to be engaged in a "going private" transaction. In such case, Messrs. Taslitz and Eric D. Becker, such trusts and the Sterling Investors also would be required to express their beliefs as to the fairness of the Offer and the Merger to the Company's unaffiliated stockholders. The Sterling Founders, certain affiliated trusts and the Sterling Investors are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

        The views of the Sterling Founders, certain affiliated trusts and the Sterling Investors as to the fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether to tender shares into the Offer or how that stockholder should vote on the approval of the Merger and the Merger Agreement (if a vote of the Company's stockholders is held). The Sterling Founders, certain affiliated trusts and the Sterling Investors have interests in the Offer and the Merger different from, and in addition to, those of the other stockholders of Laureate. These interests are described below under "—Interests of the Company's Directors and Executive Officers in the Offer and the Merger." The unaffiliated stockholders were represented by the Company's special committee that negotiated the terms and conditions of the Merger Agreement on their behalf, with the assistance of independent financial and legal advisors.

        While Messrs. Becker and Hoehn-Saric are directors of Laureate, because of their differing interests in the Offer and the Merger, they did not serve on the special committee nor did they participate in the special committee's evaluation or the conclusions of the special committee or the board of directors of Laureate that the Offer and the Merger were fair to the unaffiliated stockholders of Laureate. For these reasons, Messrs. Becker and Hoehn-Saric do not believe that their interests in the Offer and the Merger influenced the decision of the special committee or the Company's board of directors with respect to the Merger Agreement, the Offer or the Merger.

        Messrs. Taslitz and Eric D. Becker, the Sterling Investors and the trusts affiliated with each of Messrs. Douglas L. Becker and Taslitz and the Sterling Investors did not participate in the evaluation or in the deliberation process of the special committee nor did they participate in the conclusions of the special committee or the board of directors of Laureate that the Offer and the Merger were fair to the Company's unaffiliated stockholders, nor did they undertake any independent evaluation of the fairness of the Offer and the Merger or engage financial advisors for these purposes. None of the Sterling Founders, certain affiliated trusts or the Sterling Investors received advice from Laureate's or the special committee's legal or financial advisors as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, the Sterling Founders, certain affiliated trusts and the Sterling Investors believe that the Merger Agreement, the Offer and the Merger are substantively and procedurally fair to the Company's unaffiliated stockholders based upon the following factors:

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  the factors considered by, and the findings of, the special committee and the Company's board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 (including the consideration and analysis by the special committee and the Company's board of directors of the current and historical market prices of the Company's common stock, the going concern value of the Company, each as described in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Offer and the Merger", and the discussion set forth in the Schedule 14D-9 under Item 8. Additional Information—Other Material Information—Opinions of the Special Committee's Financial Advisors", which sections are incorporated herein by reference and the presentation materials filed as exhibits to the Schedule 14D-9 filed by the Company with the SEC in connection with the Offer), which findings and related analyses, as set forth in the Schedule 14D-9, the Sterling Founders, certain affiliated trusts and the Sterling Investors adopt;

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  the factors considered by, and the findings of, the special committee and the Company's board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee, the absence of a requirement that a majority of the Company's unaffiliated stockholders tender their shares of the Company's common stock into the Offer and the determination of the special committee not to retain an unaffiliated representative to act on behalf of the Company's unaffiliated stockholders, as set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger—Recommendation of the Special Committee; Fairness of the Offer and the Merger", which sections are incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, the Sterling Founders, certain affiliated trusts and the Sterling Investors adopt;

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  the original $60.50 per share merger consideration contemplated by the original merger agreement, and the other terms and conditions of the original merger agreement, resulted from extensive negotiations between the special committee and its advisors and Mr. Becker, certain other members of the Investor Group, Parent and Purchasers and their respective advisors, and the revised $62.00 offer price and merger consideration, which represents an increase of $1.50 per share over the original $60.50 merger consideration, also resulted from arms'-length negotiations between the special committee and Mr. Becker and representatives of the Investor Group;

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  the special committee consists solely of directors who are not officers or controlling stockholders of Laureate, or affiliated with any of the Sterling Founders or the other members of the Investor Group, or any of their affiliates;

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  the fact that the special committee received opinions from its financial advisors, Morgan Stanley and Merrill Lynch, that, based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions described, as of June 2, 2007, the consideration of $62.00 in cash per share to be received by the holders of shares of the Company's common stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than Parent, the Investor Group and their respective affiliates), as described in the respective written opinions of Morgan Stanley and Merrill Lynch (see "Item 8—Opinions of the Special Committee's Financial Advisors" in the Schedule 14D-9);

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  the fact that none of the Sterling Founders, their affiliated trusts or the Sterling Investors participated in or had any influence on the deliberative process of, or the conclusions reached by, the special committee or the negotiating positions of the special committee; and

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  the Offer and the Merger will provide consideration to the unaffiliated stockholders entirely in cash, which provides certainty of value.

        The Sterling Founders, certain affiliated trusts and the Sterling Investors noted that the special committee and the Company's board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the Company for shares of the Company's common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger;—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Offer and the Merger", and, accordingly, the Sterling Founders, certain affiliated trusts and the Sterling Investors did not consider these factors.

        In addition, under a potential interpretation of the applicability of Rule 13e-3 under the Exchange Act, exercises by Messrs. Becker or Hoehn-Saric of their existing options to purchase shares of the Company's common stock, any exercise by Purchasers of the Top-Up Option and any open market purchases effected by Parent or Purchasers following completion of the Offer could be deemed to be steps in a going-private transaction.

        If exercises by Messrs. Becker and Hoehn-Saric of their existing options to purchase shares of the Company's common stock were deemed to be a step in a going-private transaction, the Sterling Founders, certain affiliated trusts and the Sterling Investors believe that these exercises would be substantively and procedurally fair to the Company's unaffiliated stockholders based upon the following factors:

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  the options represent pre-existing contractual rights of Messrs. Becker and Hoehn-Saric, which give them the right to acquire the shares of the Company's common stock underlying the options at any time, subject to the terms of the option;

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  the exercise prices of the options were established by the compensation committee of the Company's board of directors, of which neither Mr. Becker nor Mr. Hoehn-Saric is or has been a member and were determined at the time the options were granted based on the then-current market price of the Company's common stock;

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  the acquisition of the shares underlying the options would be made directly from the Company and not from any stockholder of the Company; and

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  the possibility of such exercise is being fully disclosed in this offer to purchase.

        The Sterling Founders, certain affiliated trusts and the Sterling Investors believe that the exercise by Purchasers of the Top-Up Option would be substantively and procedurally fair to the Company's unaffiliated stockholders based upon:

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  the Top-Up Option having been fully negotiated on an arms-length basis with the special committee;

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  the fact that the exercise of the Top-Up Option would facilitate the earlier payment of the merger consideration to holders of the Company's common stock that did not tender their shares into the Offer;

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  the fact that the Top-Up Option would only be exercised at a time when Purchasers own a majority of the outstanding shares of the Company's common stock and accordingly would not affect the outcome of any vote of stockholders on the approval of the Merger;

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  the acquisition of the shares underlying the Top-Up Option would be made directly from the Company and not from any stockholder of the Company, and at a price equal to the offer price; and

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  the possibility of such exercise being fully disclosed in this offer to purchase.

        The Sterling Founders, certain affiliated trusts and the Sterling Investors believe that any open market purchases effected by Purchasers following completion of the Offer would be substantively and procedurally fair to the Company's unaffiliated stockholders based upon:

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  the fact that these purchases would be made with the goal of facilitating the earlier payment of the merger consideration to holders of the Company's common stock that did not tender their shares into the Offer;

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  these purchases would be made in accordance with applicable law;

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  the purchases would be made at prevailing market prices and would be fully disclosed in accordance with applicable law; and

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  the possibility of such purchases being fully disclosed in this offer to purchase.

        The foregoing discussion of the information and factors considered and given weight by the Sterling Founders, certain affiliated trusts and the Sterling Investors in connection with the fairness of the Offer and the Merger and, if applicable, any exercise by Mr. Becker and/or Mr. Hoehn-Saric of all or part of their options to purchase shares of the Company's common stock, any exercise by Purchasers of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent or Purchasers following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by the Sterling Founders, certain affiliated trusts and the Sterling Investors. The Sterling Founders, certain affiliated trusts and the Sterling Investors did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of these transactions. The Sterling Founders, certain affiliated trusts and the Sterling Investors believe that these factors provide a reasonable basis for their belief that these transactions are fair to the unaffiliated stockholders.

Position of Parent, Purchasers and the Sponsors as to Fairness

        Under a potential interpretation of the rules governing "going private" transactions, Parent, Purchasers and the Sponsors may be required to express their beliefs as to the fairness of the Offer and the Merger to the Company's unaffiliated stockholders. Parent, Purchasers and the Sponsors are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Parent, Purchasers and the Sponsors should not be construed as a recommendation to any stockholder as whether to tender their shares into the Offer or to how that stockholder should vote on the approval of the Merger and the Merger Agreement (if a vote of the Company's stockholders is held).

        Parent, Purchasers and the Sponsors attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the stockholders of Laureate, and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such stockholders.

None of Parent, Purchasers or the Sponsors believes that it has or had any fiduciary duty to Laureate or its stockholders, including with respect to the Offer and the Merger and their terms. The unaffiliated stockholders of Laureate were represented by the special committee that negotiated with the Sponsors on their behalf, with the assistance of independent legal and financial advisors.

        None of Parent, Purchasers or the Sponsors participated in the deliberation process of the special committee and none of them participated in the conclusions of the special committee or the Company's board of directors that the Offer and the Merger were fair to the unaffiliated stockholders of Laureate, nor did they undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. None of Parent, Purchasers or the Sponsors received advice from Laureate's or the special committee's legal or financial advisors as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, Parent, Purchasers and the Sponsors believe that the Offer and the Merger are substantively and procedurally fair to the unaffiliated stockholders based upon the following factors:

  •
  the factors considered by, and the findings of, the special committee and the Company's board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 (including the consideration and analysis by the special committee and the Company's board of directors of the current and historical market prices of the Company's common stock, the going concern value of the Company, each as described in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Offer and the Merger", and the discussion set forth in the Schedule 14D-9 under Item 8. Additional Information—Other Material Information—Opinions of the Special Committee's Financial Advisors", which sections are incorporated herein by reference and the presentation materials filed as exhibits to the Schedule 14D-9 filed by the Company with the SEC in connection with the Offer), which findings and related analyses, as set forth in this offer to purchase, Parent, Purchasers and the Sponsors adopt;

  •
  the factors considered by, and the findings of, the special committee and the Company's board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in this offer to purchase, including the approval of the Offer and the Merger by the special committee, the absence of a requirement that a majority of the Company's unaffiliated stockholders tender their shares of the Company's common stock into the Offer and the determination of the special committee not to retain an unaffiliated representative to act on behalf of the Company's unaffiliated stockholders, as described in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Offer and the Merger", which sections are incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, Parent, Purchasers and the Sponsors adopt;

  •
  the original $60.50 per share merger consideration contemplated by the original merger agreement, and the other terms and conditions of the original merger agreement, resulted from extensive negotiations between the special committee and its advisors and Mr. Becker, certain other members of the Investor Group, Parent and Purchasers and their respective advisors, and the revised $62.00 offer price and Merger consideration, which represents an increase of $1.50 per share over the original $60.50 merger consideration, also resulted from arms'-length negotiations between the special committee and Mr. Becker and representatives of the Investor Group;

  •
  the special committee consists solely of directors who are not officers or controlling stockholders of Laureate, or affiliated with any of the Sterling Founders or any of the members of the Investor Group, or any of their affiliates;

  •
  the fact that the special committee received opinions from its financial advisors, Morgan Stanley and Merrill Lynch, that, based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions described, as of June 2, 2007, the consideration of $62.00 in cash per share to be received by the holders of shares of the Company's common stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than Parent, the Investor Group and their respective affiliates), as described in the respective written opinions of Morgan Stanley and Merrill Lynch (see "Item 8—Opinions of the Special Committee's Financial Advisors" in the Schedule 14D-9);

  •
  the fact that Parent, Purchasers and the Sponsors did not participate in or have any influence on the deliberative process of, or the conclusions reached by, the special committee or the negotiating positions of the special committee; and

  •
  the Offer and the Merger will provide consideration to the Company's unaffiliated stockholders entirely in cash, which provides certainty of value.

        Parent, Purchasers and the Sponsors noted that the special committee and the Company's board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the Company for shares of the Company's common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Offer and the Merger", and, accordingly, Parent, Purchasers and the Sponsors did not consider these factors.

        In addition, under a potential interpretation of the applicability of Rule 13e-3 under the Exchange Act, exercises by Messrs. Becker or Hoehn-Saric of their existing options to purchase shares of the Company's common stock, any exercise by Purchasers of the Top-Up Option and any open market purchases effected by Parent or Purchasers following completion of the Offer could be deemed to be steps in a going-private transaction.

        If such exercises by Messrs. Becker and Hoehn-Saric of their existing options to purchase shares of the Company's common stock, any such exercise by Purchasers of the Top-Up Option and any such open market purchases effected by Parent or Purchasers following completion of the Offer were deemed to be steps in a going-private transaction, Parent, Purchasers and the Sponsors believe that these exercises and purchases would be substantively and procedurally fair to the Company's unaffiliated stockholders based upon the factors described above under "Position of the Sterling Founders and Certain Related Persons as to Fairness."

        The foregoing discussion of the information and factors considered and given weight by Parent, Purchasers and the Sponsors in connection with the fairness of the Offer and the Merger and, if applicable, any exercise by Messrs. Becker and/or Hoehn-Saric of all or part of their options to purchase shares of the Company's common stock, any exercise by Purchasers of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent or Purchasers following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by Parent, Purchasers and the Sponsors. Parent, Purchasers and the Sponsors did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of these transactions. Parent, Purchasers and the Sponsors believe that these factors provide a reasonable basis for their position that they believe that these transactions are fair to the Company's unaffiliated stockholders.

Purposes, Reasons and Plans for Laureate after the Merger

        Parent and Purchasers expect that, upon consummation of the Merger (and excluding the transactions contemplated in connection with the Merger as described in this offer to purchase), the operations of Laureate will be conducted substantially as they currently are being conducted. Parent and Purchasers do not have any current intentions, plans or proposals to cause Purchasers to engage in any of the following:

  •
  an extraordinary corporate transaction following consummation of the Offer and the Merger involving Laureate's corporate structure, business or management, such as a merger, reorganization or liquidation,

  •
  the relocation of any material operations or sale or transfer of a material amount of assets, or

  •
  any other material changes in the Company's business.

        Nevertheless, following consummation of the Offer and the Merger, Parent and the management and/or Company's board of directors of the surviving corporation may initiate a review of the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in the types of transactions set forth above if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. Parent, Purchasers, the Rollover Investors, the Sponsors and the surviving corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

Certain Effects of the Offer and the Merger

        The purchase of shares of the Company's common stock pursuant to the Offer will reduce the number of shares of the Company's common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of the Company's common stock held by the public.

        The shares of the Company's common stock are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the shares of the Company's common stock are not listed on a national securities exchange and there are fewer than 300 record holders of the shares of the Company's common stock. Parent and Purchasers do not currently intend to take any action to terminate the registration of the Company's common stock under the Exchange Act prior to the Merger but such registration will be terminated following completion of the Merger. The termination of registration of the shares of the Company's common stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of shares of the Company's common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended. If registration of the shares of the Company's common stock under the Exchange Act were terminated, the shares of the Company's common stock would no longer be "margin securities" or be eligible for listing on the NASDAQ.

        In addition, if the registration of the shares of the Company's common stock is terminated, Laureate will no longer be subject to certain provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes Oxley") or the liability provisions of the Exchange Act with respect to Laureate's common stock. By virtue of Laureate no longer operating as a company with publicly listed equity securities, Laureate expects to save approximately $510,000 per year, such cost savings consisting of annual Nasdaq fees, costs incurred in connection with Laureate's annual meeting and premiums for the Company's directors' and officers' insurance. The Investor Group will become the beneficiary of these cost savings.

        After completion of the Offer, the Company expects to be eligible to elect "controlled company" status pursuant to Rule 4350(c)(5) of Nasdaq, which means that the Company would be exempt from the requirement that the Company's board of directors be composed of a majority of "independent directors" and the related rules covering the independence of directors with respect to determining compensation for the Company's executive officers and nomination of directors for election to the Company's board of directors. The controlled company exemption does not modify the independence requirements for the Company's Audit Committee. We expect the Company to elect "controlled company" status following completion of the Offer. In addition, the listing of the Company's common stock on NASDAQ will be terminated upon completion of the Merger. Parent and Purchasers do not currently intend to take any action to terminate the listing of the Company's common stock on the NASDAQ prior to completion of the Merger, but NASDAQ could take action to terminate the listing of the Company's common stock if the Company ceases to satisfy applicable listing requirements.

        At the effective time of the Merger, unless otherwise agreed between a holder and Parent or as provided below with respect to certain unvested restricted shares, for each share of the Company's common stock issued and outstanding immediately prior to the effective time of the Merger not tendered into the Offer (other than shares owned by Parent immediately prior to the effective time of the Merger, including shares acquired by Parent from the Rollover Investors) will be converted into the right to receive $62.00 in cash, without interest and less any applicable withholding taxes. Except as otherwise agreed by Parent and a holder of options to acquire the Company's common stock or of unvested restricted shares, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options, unvested restricted shares and performance share units will, as of the effective time of the Merger, be treated as follows:

  •
  all outstanding options to acquire the Company's common stock will be canceled and, in exchange for such cancellation, each holder will be entitled to receive from the surviving corporation promptly following the effective time of the Merger a cash payment equal to the number of shares of the Company's common stock underlying the holder's option or options multiplied by the amount by which $62.00 exceeds the exercise price for each share of the Company's common stock underlying the option or options, without interest and less any applicable withholding taxes;

  •
  each unvested Company restricted share outstanding immediately prior to the effective time of the Merger will vest and become free of restrictions and will be canceled and converted into the right to receive $62.00, without interest and less any applicable withholding taxes, in the Merger; and

  •
  the performance share units and, to the extent not previously exercised, options to purchase shares of the Company's common stock held by Mr. Becker, and, to the extent not previously exercised, the options to purchase the Company's common stock held by Mr. Hoehn-Saric, are expected to be cancelled in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger.

        The Merger Agreement provides that, in connection with the consummation of the Merger, specified unvested options to purchase the Company's common stock and specified unvested Company restricted shares will be canceled without payment therefor and, in lieu of making the payments described above, the surviving corporation will establish a retention bonus award plan, pursuant to which each holder of such a canceled option or restricted share will be entitled to receive a cash payment, without interest and less any applicable withholding taxes, equivalent to the amount the holder otherwise would have received for such award promptly following the consummation of the Merger in respect of such canceled options and restricted shares, provided that the holder remains employed by the surviving corporation through the first (or second, for certain employees) anniversary of the consummation of the Merger.

        In addition, Purchasers have agreed that the payment in respect of options described above will be paid to directors of the Company serving as of the date on which Purchasers purchase shares of the Company's common stock in the Offer in respect of the options held by them as of such date even if those options expire prior to the effective time of the Merger as a result of the director's subsequent resignation.

        Immediately following the effective time of the Merger, the entire equity in the surviving corporation, other than options to purchase shares of the surviving corporation's common stock that may be granted to, or other equity that may be held following a rollover of shares by members of the Company's management will ultimately be owned through Parent by members of the Investor Group and any additional investors that the members of the Investor Group permit to invest in Parent. Following completion of the Merger, the members of the Investor Group and any additional investors permitted to invest in Parent will be the sole beneficiaries of the Company's future earnings and growth, if any, and will be entitled to vote on corporate matters affecting the surviving corporation following the Merger. Similarly, the members of the Investor Group, and any investors permitted to invest in Parent will also bear the risks of ongoing operations, including the risks of any decrease in the Company's value after the Merger and the operational and other risks related to the incurrence by the surviving corporation of significant additional debt as described below under "The Tender Offer—Section 9. Source and Amount of Funds."

        If the Merger is consummated, Laureate's unaffiliated stockholders will have no interest in Laureate's net book value or net earnings. The table below sets forth the interests in Laureate's net book value and net earnings of each of the Sterling Founders and certain related trusts, of the Sterling Investors and of the Sponsors prior to commencement of the Offer and immediately after the Merger, based upon the net book value of Laureate at March 31, 2007 and net earnings of Laureate for the twelve months ended March 31, 2007. Immediately following the Merger, the entire interest in Laureate's net book value and net earnings will be held through Parent by the members of the Investor Group.

	Ownership Prior to the Offer(1)				Ownership After the Merger(2)
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
Investor Group	$24,175	2.23%	$2,358	2.23%	$1,082,921	100.00%	$105,615	100.00%
Douglas L. Becker(3)	8,617	0.80	840	0.80	48,840	4.51	4,763	4.51
Steven M. Taslitz(4)	5,641	0.52	550	0.52	7,371	0.68	719	0.68
SCP II	—	—	—	—	12,240	1.13	1,194	1.13
Sterling Laureate, LP	—	—	—	—	10,502	0.97	1,024	0.97
Sterling Laureate Executives Fund, LP	—	—	—	—	2,069	0.19	202	0.19
Sterling Laureate Rollover, LP(5)	1,419	0.13	138	0.13	2,083	0.19	203	0.19
KKR	—	—	—	—	195,848	18.09	19,101	18.09
S.A.C. Capital Management, LLC(6)	898	0.08	88	0.08	171,367	15.82	16,713	15.82
Bregal Europe Co-Investment L.P.	—	—	—	—	97,924	9.04	9,550	9.04
SPG Partners, LLC	—	—	—	—	24,481	2.26	2,388	2.26
Citi Private Equity	610	0.06	60	0.06	128,966	11.91	12,578	11.91
Eric D. Becker(7)	5,798	0.54	565	0.54	—	—	—	—
R. Christopher Hoehn-Saric	6,779	0.63	661	0.63	23,806	2.20	2,322	2.20

(1)
Based upon beneficial ownership as of March 31, 2007, excluding any options (whether or not exercisable), and Laureate's net book value at March 31, 2007 and net income for the twelve months ended March 31, 2007.

(2)
Based upon the current equity commitments (see "The Tender Offer—Section 9. Source and Amount of Funds") and Laureate's net book value at March 31, 2007 and net income for the twelve months ended March 31, 2007, and without giving effect to any additional indebtedness to be incurred in connection with the Offer and the Merger. These amounts do not include any value with respect to any interest in the net book value or net earnings of Laureate, immediately following the Merger, that may be represented by the incentive profits interests, deal profits interests or carried interests to be received by certain of the Sterling Founders and their affiliates (as described under "—Interests of the Company's Directors and Officers in the Offer and the Merger") because these interests merely represent a right to participate in the future profits of Laureate and, as such, have no readily ascertainable value as of the date hereof. They also do not reflect any post-merger ownership of options or other equity in the surviving corporation that may be held by other members of the Company's management.

(3)
Includes ownership by The Irrevocable BBHT II IDGT, Irrevocable Grantor Annuity Trust No. 11 and Mr. Becker's IRA.

(4)
Includes ownership by KJT Gift Trust.

(5)
Includes 36,654 shares held by Bruce Goldman, 14,929 shares held by the Goldman Family Gift Trust, 5,957 shares held by the Merrick Elfman Gift Trust, 5,304 shares held by LGG Gift Trust and 4,787 shares owned by Therese Wareham.

(6)
Sigma Capital Associates, LLC, an Anguilla limited liability company, owns 40,000 shares of the Company's common stock. Sigma Capital Management, LLC serves as investment adviser to Sigma Capital Associates, LLC. Sigma Capital Management, LLC is an investment manager owned by S.A.C. Capital Management, LLC.

(7)
Includes 7,485 shares owned by Eric D. Becker's spouse.

        Upon payment by Purchasers for the shares tendered into the Offer, Purchasers will have the right to designate all directors of the Company. At the effective time of the Merger, Laureate's charter will be the charter of the surviving corporation until thereafter amended in accordance with Maryland law. The bylaws of L Curve in effect immediately prior to the effective time of the Merger will become the bylaws of the surviving corporation.

        The Sterling Founders and certain affiliated trusts have interests in the Merger that are different from the Company's unaffiliated stockholders generally, as described in more detail under "—Interests of the Company's Directors and Executive Officers in the Offer and the Merger." The incremental benefits include the right and commitment of Mr. Becker and his affiliated trusts to contribute to Parent all but 50,000 shares of the Company's common stock held by Mr. Becker, and all of the shares of the Company's common stock held by his affiliated trusts, for equity interests in Parent. In addition, Messrs. Becker and Hoehn-Saric have the incremental benefits of their right and commitment to cancel at the effective time of the Merger, to the extent not previously exercised, their options to purchase shares of the Company's common stock and with respect to Mr. Becker, his performance share units, in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger. These contributions and cancellations will only be made at such time as the conditions to the Merger are satisfied or waived and will not be made in connection with the Offer. Mr. Becker will also continue as the Chief Executive Officer and Chairman of the board of directors of the surviving corporation following the Merger. The Sterling Founders also have, or will have prior to the effective time of the Merger, controlling interests in entities that have or will receive profits interests in participants in the transaction, including Parent, the Sterling Investors and investment vehicles to be formed with certain of the equity investors, as described in more detail under "—Interests of the Company's Directors and Executive Officers in the Offer and the Merger." A detriment to the Sterling Founders and certain affiliated trusts is that their new equity interests in Parent, whether directly or indirectly held, will not initially be and may not be registered under the federal securities laws, and such shares will be relatively illiquid without an active public trading market for such securities. Such equity interests will also be subject to contractual restrictions on the ability of the Sterling Founders and certain affiliated trusts to sell such equity.

Effects on the Company if the Offer is Not Consummated

        If the Offer is not consummated for any reason, stockholders will not receive any payment for their shares in connection with the Offer. Instead, Laureate will remain an independent public company and the Company's common stock will continue to be listed on the NASDAQ. In addition, if the Offer is not consummated, we expect that management will operate the business in a manner similar to that in which it is being operated today and that Laureate stockholders will continue to be subject to the same risks and opportunities as they currently are, including, among other things, that Laureate's operations can be materially affected by competition in its target markets and by overall market conditions, among other factors, and that Laureate's foreign operations, in particular, will be subject to political, economic, legal, regulatory and currency-related risks. Accordingly, if the Offer is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of the Company's common stock. From time to time, Laureate's board of directors will evaluate and review, among other things, the business operations, properties, dividend policy and capitalization of Laureate and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value. If the Offer is not consummated for any reason, there can be no assurance that any other transaction acceptable to Laureate will be offered, or that the business, prospects or results of operations of Laureate will not be adversely impacted.

Interests of the Company's Directors and Executive Officers in the Offer and the Merger

        In considering the Offer and the Merger, Laureate's stockholders should be aware that certain of Laureate's directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of Laureate's stockholders generally. The Company has advised Purchasers that the special committee and the Company's board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decision to approve the Merger and the Merger Agreement and to recommend that the Company's stockholders tender their shares of the Company's common stock into the Offer and vote in favor of approving the Merger and the Merger Agreement.

Interests of Messrs. Becker and Hoehn-Saric

        In addition to their involvement in Laureate, Messrs. Becker and Hoehn-Saric are partners in Sterling Partners, a private equity firm. In connection with the Offer and the Merger, the Sterling Founders have formed, or intend to form, several new entities for the purposes of owning various interests in Parent, or interests in investors in Parent, as described below. The Sterling Founders contemplate that additional partners in and/or employees of Sterling Partners and its affiliates may be offered the opportunity to participate in one or more of the newly formed entities. The newly formed entities are expected to serve the following purposes:

  •
  SCP II will invest $25.0 million and two of the newly formed entities, Sterling Laureate LP, and Sterling Laureate Executive Fund, LP, will invest $25.7 million in Parent;

  •
  Sterling Laureate Rollover, LP, another of the newly formed entities, will contribute an aggregate of 68,631 shares of the Company's common stock in connection with the Merger in exchange for a portion of the equity securities of Parent;

  •
  another entity to be formed by the Sterling Founders, which we refer to as SP-L II, will receive profits interests in Parent, in consideration of and in recognition of the services provided and to be provided by affiliates of Sterling Partners and its partners and employees, including the Sterling Founders, to or for the benefit of Parent (or in anticipation of the formation of Parent) in sourcing and bringing the transaction to completion, as described in more detail below; and

  •
  one or more additional entities, which we refer to collectively as SP-L III, will receive profits interests in certain newly formed limited liability companies or partnerships through which several of the members of the Investor Group will make their investments in Parent. These profits interests will be issued in consideration of investment and advisory services that SP-L III has or will provide to or for the benefit of (or in anticipation of the current capitalization of) each such newly formed limited liability company or partnership, as described in more detail below.

        Mr. Becker also entered into an amended and restated interim investors agreement with Parent and the other members of the Investor Group that, among other things, sets forth certain terms and conditions governing the relationship among them.

  •
  Governance of Parent Prior to the Merger. Pending consummation of the Offer, any four out of the following six parties: (i) Messrs. Becker and Taslitz, acting together, (ii) Kohlberg Kravis Roberts & Co., (iii) Citi Private Equity; (iv) SPG Partners, LLC, (v) S.A.C. Capital Management, LLC and (vi) Bregal Europe Co-Investment L.P. (the "Requisite Investors") may cause Parent to act or refrain from acting in order to comply with its obligations, satisfy its conditions to the consummation of the Offer or exercise its rights under the Merger Agreement. The approval of the Requisite Investors is also required for Parent to enforce its rights under any of the commitment letters executed by any member of the Investor Group. Some actions, such as any modification or amendment to the Merger Agreement so as to increase or modify the form of the offer price or merger consideration, require the consent of each member of the Investor Group, except that in certain circumstances such actions may be taken with the approval of the Requisite Investors if they first terminate the non-consenting party's participation in the transaction.

  •
  Standstill Provision. Under the amended and restated interim investors agreement, until the earlier of the consummation of the Offer and the termination of the Merger Agreement, none of the members of the Investor Group (other than, but only to the extent expressly required by the cooperation agreement, Mr. Becker) may enter into any agreement, arrangement or understanding or have discussions with any other potential investor(s) or acquirer(s) of the

    Company or any of its representatives with respect to an alternative transaction involving the Company without the prior approval of the Requisite Investors.

  •
  Right to Designate Directors of Parent. Under the amended and restated interim investors agreement, if the Offer is consummated, the Sterling Founders will have the right to designate three directors on Parent's board of directors. The ability of the Sterling Founders and the Sponsors to designate directors will be adjusted to reflect changes in the ownership of Parent by the Sterling Founders and the Sponsors.

  •
  Termination Fee. Pursuant to the amended and restated interim investors agreement, any termination fee paid by Laureate or any of its affiliates as directed by Parent pursuant to the Merger Agreement, net of any expenses of members of the Investor Group that are required to be shared by all such parties (other than Parent), shall be promptly paid (a) 33.33% to Messrs. Becker and Taslitz, in the aggregate, and (b) 66.67% pro rata to or as directed by the other members of the Investor Group. See "—The Merger Agreement—Termination Fees."

        The foregoing summary of the amended and restated interim investors agreement is qualified in its entirety by reference to the copy of such agreement attached as an exhibit to the Schedule TO filed with the SEC in connection with the Offer and incorporated herein by reference.

Rollover Shares

        In connection with the Merger Agreement, the Rollover Investors entered into amended and restated letter agreements with Parent (the "Amended and Restated Rollover Commitment Letters") pursuant to which the Rollover Investors agreed to contribute, collectively, 675,067 shares of the Company's common stock owned by them to Parent immediately before the consummation of the Merger in exchange for a percentage ownership interest in Parent that is calculated on a pro rata basis, based on cash commitments by the Investor Group and the valuation of the shares of the Company's common stock to be contributed to Parent. For purposes of the Amended and Restated Rollover Commitment Letters the shares contributed by or on behalf of the Rollover Investors, other than Sterling Laureate Rollover, LP will be valued at $60.50 per share, and the shares contributed by or on behalf of Sterling Laureate Rollover, LP, will be valued at the merger consideration of $62.00 per share. The Rollover Investors, other than Sterling Laureate Rollover, LP, agreed with the Investor Group to value their shares of the Company's common stock for these purposes at the lower $60.50 per share price contemplated by the original merger agreement. It is expected that some other members of management of the Company will also be permitted to (but not required to) rollover unrestricted shares of the Company's common stock into equity of the surviving corporation. Any such contributions would only be made at such time as the conditions to the Merger are satisfied or waived and would not be made in connection with the Offer.

Cancellation of Options and Performance Share Units and Establishment of Deferred Compensation Account

        Prior to the signing of the Merger Agreement, Mr. Becker had options to purchase shares of the Company's common stock and performance share units in Laureate, and Mr. Hoehn-Saric had options to purchase shares of the Company's common stock, which, based on a value of $60.50 per share, would entitle Mr. Becker to $78,116,588 and Mr. Hoehn-Saric to $48,622,060 if such options and, in Mr. Becker's case, performance share units, were cashed out in connection with the Merger. Pursuant to Mr. Becker's Amended and Restated Rollover Commitment Letter and an Amended and Restated Commitment Letter dated June 3, 2007 among Mr. Hoehn-Saric, Parent and the other parties thereto, Messrs. Becker and Hoehn-Saric have agreed to cancel such options and, in Mr. Becker's case, performance share units, in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger. Parent has agreed that, assuming neither Mr. Becker nor Mr. Hoehn-Saric has exercised any options prior to consummation of the Merger, the surviving corporation will establish a deferred compensation account balance plan (each, a "DCP") with an account value of $78,116,588 for the benefit of Mr. Becker and a DCP with an account value of $48,622,060 for the benefit of Mr. Hoehn-Saric. Each DCP will be administered as described below, as agreed upon by Messrs. Becker and Hoehn-Saric and Parent pursuant to agreed upon term sheets (the "Term Sheets"). On the closing date of the Merger, each DCP will be credited with a number of phantom shares of common stock equal to the number of shares that Messrs. Becker and Hoehn-Saric, as the case may be, could have acquired in the Merger if all of the options and performance share units, as applicable, had been cancelled in exchange for a number of shares (the "Phantom Shares"), equal to the quotient of (x) the aggregate cash payment that Messrs. Becker and Hoehn-Saric, as the case may be, would have received (based on a per share value of $60.50) on a pre-tax basis, in respect of such canceled options and performance share units, as applicable, on the closing date of the Merger divided by (y) the value of one share of common stock of the surviving corporation as it exists immediately after giving effect to the consummation of the Merger (the "Deal Price"). The Rollover Investors other than Sterling Laureate Rollover, LP, agreed with the Investor Group to value their shares of the Company's common stock (including shares underlying their options) for these purposes at the lower $60.50 per share price contemplated by the original merger agreement.

        Each of Messrs. Becker and Hoehn-Saric will be fully vested at all times in his respective DCP. In general, upon the earliest to occur of (a) a Change of Control (as defined below), (b) in the case of Mr. Becker, any termination of his employment by the surviving corporation or by him, (c) in the case of Mr. Hoehn-Saric, any termination of his membership on the board of directors of the surviving corporation or the general partner of Parent or (d) the seventh anniversary of the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer, Messrs. Becker or Hoehn-Saric, as the case may be, will be entitled to receive, or commence receiving, payment, in cash, less any applicable tax withholding, of his DCP Account Balance (as defined below) as follows: (i) if the event giving rise to payment under the DCP is either a termination of Messrs. Becker's or Hoehn-Saric's employment or board membership, as applicable, or the seventh anniversary of the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer (A) if the DCP Account Balance is less than (x) in the case of Mr. Becker, $50 million, and (y) in the case of Mr. Hoehn-Saric, $31 million, it will be paid in a lump sum; (B) if the DCP Account Balance is equal to or greater than (x) in the case of Mr. Becker, $50 million but less than $100 million, and (y) in the case of Mr. Hoehn-Saric, $31 million but less than $62 million, then (i) $50 million (in the case of Mr. Becker) or (ii) $31 million (in the case of Mr. Hoehn-Saric) of such balance will be paid on the date of such event and the remainder will be paid on the first anniversary of such date; and (C) if the DCP Account Balance is greater than (x) in the case of Mr. Becker, $100 million, and (y) in the case of Mr. Hoehn-Saric, $62 million, then (i) $50 million (in the case of Mr. Becker) or (ii) $31 million (in the case of Mr. Hoehn-Saric) of such balance will be paid on each of such event date and the first anniversary thereof, and the remainder of such balance will be paid on the second anniversary of the event date; and (ii) if the event giving rise to such payment is a Change of Control, a lump sum payment shall be made on the date of the Change of Control.

        In addition to the foregoing, in the event that Mr. Becker and/or Mr. Hoehn-Saric is required to pay certain taxes on the amounts contained in his respective DCP Account Balance prior to the date on which he would otherwise be entitled to receive payment of his DCP Account Balance as described above, he will be entitled to receive a cash distribution from his DCP in an amount necessary to pay a specified portion (determined based on a formula) of such taxes.

        The term "Change of Control" shall mean, for purposes of the applicable DCP and the Incentive Profits Interests (as discussed below), the first to occur of either of the following:

  •
  the sale of all or substantially all of the assets of Parent or the surviving corporation, as applicable, to a person (or group of persons acting in concert); or

  •
  the sale by Parent, any member of the Investor Group or any of their respective affiliates to a person (or group of persons acting in concert) that results in more than 50% of the equity interests of Parent or of the surviving corporation, as applicable, being held by a person (or group of persons acting in concert), which may include any member of the Investor Group or any of their respective affiliates; provided, however that in no event will any relationship among any member of the Investor Group created by the occurrence of the transactions contemplated by the Merger Agreement be deemed to create a group for this purpose;

which also results in any person or group of persons acting in concert that acquired more than 50% of the equity interests of Parent, or the surviving corporation, as applicable, having the ability to appoint a majority of the applicable entity's board of directors.

        In general, the term "DCP Account Balance" shall mean the amount equal to the sum of:

  •
  the product of the number of Phantom Shares credited to the DCP and the lesser of:

  •
  the Deal Price; and

  •
  the Fair Market Value (as defined in the Term Sheets) per share on the date on which the event giving rise to the payment being made occurs; plus

  •
  if the Fair Market Value is greater than the Deal Price, an amount of interest equal to 5% per annum, as if such interest had accrued on the amount in the applicable DCP from the closing date of the Merger through the applicable payment date(s).

Grant of Incentive Profits Interests

        In respect of services that Mr. Becker is to perform for, or for the benefit of, Parent and the surviving corporation and its affiliates, Mr. Becker will be granted a profits interest ("Incentive Profits Interests") in Parent that will provide for the right to receive a percentage of the profits of Parent after the members of the Investor Group have received a return of their equity investment in Parent. The Incentive Profits Interests are anticipated to represent approximately 2.0% to 2.5% of the fully diluted equity of the surviving corporation immediately after consummation of the Merger.

        One half of the Incentive Profits Interests will be vested based on time ("Time Profits Interests") and the remaining half will be vested based on performance ("Performance Profits Interests"). Of the Time Profits Interests, one third of such Time Profits Interests will be fully vested on the date of grant. Subject to Mr. Becker's continued employment with the surviving corporation and its affiliates after the Merger, the remaining two thirds of such Time Profits Interests will vest 20% on each of the first five anniversaries of the consummation of the Offer.

        Subject to Mr. Becker's continued employment with the surviving corporation and its affiliates after the Merger, the Performance Profits Interests will vest 20% beginning on March 31, 2008 and thereafter 20% on each of the next four anniversaries of March 31, 2008, provided that the surviving corporation achieves 100% of the annual pro-rata EBITDA target set forth in the business plan of the surviving corporation as presented by management for each of fiscal years 2007 through 2011 (each such target as set forth in Mr. Becker's Term Sheet, an "Annual Pro Rata EBITDA Target").

        In any given year, if Laureate does not meet 100% of the Annual Pro Rata EBITDA Target, the Performance Profits Interests may still become vested as follows:

  •
  if at least 95% of the Annual Pro Rata EBITDA Target is achieved, 75% of the applicable portion of the Performance Profits Interests that would have then vested will become vested; and

  •
  if at least 90% of the Annual Pro Rata EBITDA Target is achieved, 50% of the applicable portion of the Performance Profits Interests that would have then vested.

        Performance Profits Interests also may vest on a "catch-up" basis. If in any subsequent fiscal year 100% of the applicable Annual Pro Rata EBITDA Target for such subsequent fiscal year is achieved, all Performance Profits Interests which did not previously vest will become vested.

        Any unvested Incentive Profits Interests will be forfeited upon a termination of Mr. Becker's employment with the surviving corporation for any reason. All unvested Incentive Profits Interests shall become vested upon a Change of Control.

Grant of Deal Profits Interest

        In consideration of and in recognition of the services provided and to be provided by affiliates of Sterling Partners and its partners and employees, including the Sterling Founders, to the Investor Group in sourcing and bringing the Merger to completion, SP-L II is being granted a fully vested approximately 5.5% profits interest in Parent ("Deal Profits Interest"), based upon the total equity investment in Parent as of the effective time of the Merger. SP-L II will be entitled to its share of the profits of Parent for such Deal Profits Interests only after the members of the Investor Group have received distributions sufficient to return their total equity invested in Parent and an internal rate of return of 5% on their equity invested in Parent.

Carried Interests

        Each of the members of the Investor Group, other than Citigroup Global Markets, Sterling Laureate Executive Fund, Sterling Laureate Rollover, and the funds affiliated or managed by KKR 2006 Limited, Citi Private Equity and SPG Partners, LLC, has agreed to grant SP-L III an additional profits interest in connection with the transaction. We refer to these investors as Carry Investors. Each Carry Investor will make its investment in Parent through a newly formed limited liability company or partnership. SP-L III has or will provide investment and advisory services to or for the benefit of (or in anticipation of the formation of) the applicable investment vehicle in connection with the purchase, holding and disposition by the applicable investment vehicle of its interests in Parent. In consideration of these services, SP-L III shall generally receive a 10% profits interest in the applicable investment vehicle, which will be payable after the Carry Investor has received distributions representing a return of such Carry Investor's capital investment in Parent. However, with respect to Bregal Europe Co-Investment L.P. and any other Carry Investor who so elects, SP-L III will receive profits distributions in Bregal Europe Co-Investment L.P.'s Carry Entity based on the following formula:

  •
  first, 100% of the distribution will be paid to Bregal Europe Co-Investment L.P. until Bregal Europe Co-Investment L.P. has received aggregate distributions equal to its capital contribution plus an internal rate of return of 8% on its investment;

  •
  second, 100% of the distribution will be paid to SP-L III until SP-L III has received an amount equal to 10% of the applicable investment vehicle's total profits with respect to the interests in Parent;

  •
  third, 90% of the distribution will be paid to Bregal Europe Co-Investment L.P. and 10% of the distribution will be paid to SP-L III until Bregal Europe Co-Investment L.P. has received aggregate distributions equal to an internal rate of return of 20% on its investment;

  •
  fourth, 100% of the distribution will be paid to SP-L III until SP-L III has received an amount equal to 12.5% of the applicable investment vehicle's total profits with respect to the interests in Parent; and

  •
  thereafter, 87.5% of the distribution will be paid to the Carry Investor and 12.5% of the distribution will be paid to SP-L III.

        In addition, pursuant to a partnership agreement, the general partner of SCP II is entitled to receive 20% of SCP II's cumulative net profits, provided that investors in SCP II earn a return on their investment of at least 8%. The timing of distributions by SCP II to the general partner in respect of this 20% "carried interest" depends on a number of circumstances. The Sterling Founders, together with other partners of the general partner of SCP II, will share in any distribution of such carry interest.

Laureate Equity Compensation and Bonus Plans

        Except as otherwise agreed by Parent and a holder of options to acquire the Company's common stock or of unvested restricted shares, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options, unvested restricted shares and performance share units will, as of the effective time of the Merger, be treated as described under "—Certain Effects of the Offer and the Merger."

        The table below sets forth, as of June 5, 2007 (for each of the Company's "named executive officers" and the Company's other executive officers): (a) the number of stock options held by such person, including unvested stock options that will vest (or, in Mr. Becker's case, be cancelled) upon the consummation of the Merger, (b) the cash payment that may be (or, in Mr. Becker's case, would have been) made in respect of the foregoing stock options upon the consummation of the Merger, (c) the aggregate number of restricted shares that will vest upon consummation of the Merger, (d) the aggregate cash payment that will be (or, in Mr. Becker's case, would have been) made in respect of the foregoing restricted shares upon the consummation of the Merger, (e) the cash payment that will be (or, in Mr. Becker's case, would have been) made in respect of all other shares owned by such person (as described in the table on pages 31 and 32 in Annex I of the Schedule 14D-9, including shares of the Company's common stock owned through employee benefit plans, but excluding stock options and restricted shares) upon consummation of the Merger, and (f) the total cash payment such person will receive in respect of all payments described in this table if the Merger is consummated (in all cases before applicable withholding taxes, or in Mr. Becker's case, would have received had he not entered into the rollover commitment). All information set forth in the table below has been provided to Purchasers by the Company.

	Vested and Unvested Stock Options
			Restricted Shares		Cash Payment for Other Beneficially Owned Shares
Name						Total Cash Payment
	Number	Cash Payment	Number	Cash Payment
Douglas L. Becker(1)	1,638,010	$68,073,588	166,000	$10,043,000	$102,967,919	$181,084,507
Raph Appadoo	588,491	28,251,129	22,500	1,395,000	2,423,766	32,069,895
William C. Dennis, Jr.	180,001	4,399,106	22,500	1,395,000	—	5,794,106
Paula R. Singer	73,000	2,410,070	21,000	1,302,000	647,652	4,359,722
Daniel M. Nickel	60,000	940,000	18,000	1,116,000	806,000	2,862,000
Rosemarie Mecca	85,000	1,328,550	55,500	3,441,000	789,012	5,558,562
Robert W. Zentz	104,000	3,195,990	7,500	465,000	—	3,660,990

(1)
Restricted Shares amount reflects 166,000 performance share units. Reflects the payments that would be received if Mr. Becker were to receive the merger consideration for all equity interests he holds. We expect that Mr. Becker will donate to charitable organizations 50,000 shares of the Company's common stock prior to the expiration of the Offer and will not receive any cash compensation in connection with the cancellation of those shares. Mr. Becker has agreed to reinvest and/or roll over, at a value of $60.50 per share, his remaining shares of the Company's common stock pursuant to the equity rollover commitments described under "—Rollover Shares", with the exception of the shares of the Company's common stock attributable to Mr. Becker in the 401(k) Plan, which will be canceled and converted in the Merger into the right to receive the merger consideration.

        It is expected that some other members of management of the Company may also be permitted to (but not required to) rollover shares of the Company's common stock into equity of the surviving corporation. Any such contributions would only be made at such time as the conditions to the Merger are satisfied or waived and would not be made in connection with the Offer.

New Stock Option Plan

        In connection with the consummation of the Merger, L Curve or the surviving corporation will adopt a new stock option plan under which it is contemplated that approximately 75 to 100 employees (including the executive officers) will be eligible to receive options to acquire the stock of the surviving corporation. We expect that the new option plan will permit the grant of options covering up to approximately 7.5% to 8.0% of the fully diluted equity of the surviving corporation immediately after consummation of the Merger. It is expected that a majority of all of the options under the new option plan will be granted on or shortly after the consummation of the Merger. A portion of the options will vest solely based upon continued employment over a specific period of time and a portion of the options will vest based both upon continued employment over a specific period of time and upon the achievement of predetermined performance targets over time. Options granted under the plan will have an exercise price equal to the fair market value of the stock of the surviving corporation on the date of grant. The aggregate size of the option grants to certain Rollover Investors and to the other executive officers have not yet been determined.

Retention Agreements

        In connection with signing the original merger agreement, Laureate entered into executive retention agreements with each of Raph Appadoo, William Dennis, Paula R. Singer, Robert W. Zentz, Rosemarie Mecca, Daniel M. Nickel, Luis Lopez and Ricardo Berckemeyer. These executive retention agreements are described in the Schedule 14D-9 under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Conflicts of Interest—The Subject Company, its Executive Officers, Directors of Affiliates—Executive Retention Agreements," which description is incorporated herein by reference.

Laureate Director Compensation Arrangements and Other Interests

        As of June 5, 2007, the Company's directors, other than Messrs. Becker and Hoehn-Saric, held options to purchase an aggregate of 177,834 shares of the Company's common stock at a weighted average exercise price of $38.00 per share. As of June 5, 2007, Messrs. Becker and Hoehn-Saric held options to acquire 1,638,010 shares and 1,036,011 shares, respectively, of the Company's common stock at weighted average exercise prices of $18.94 and $13.57, respectively. As with the Company's employees generally, outstanding options (whether exercisable or not exercisable) to purchase the Company's common stock held by the Company's directors (other than Messrs. Becker and Hoehn-Saric) will be canceled and, in exchange for such cancellation, the holder will be entitled to receive for each share of the Company's common stock underlying an option $62.00 less the exercise price (without interest and less any applicable withholding taxes). Purchasers have agreed that the payments in respect of options described above will be paid to directors of the Company serving as of the date on which Purchasers purchase shares of the Company's common stock in the Offer in respect of the options held by them as of such date even if those options expire prior to the effective time of the Merger as a result of the director's subsequent resignation. Based on the number of options and other beneficially owned shares of the Company's common stock held by the Company's directors (other than Messrs. Becker and Hoehn-Saric) as of June 5, 2007, the aggregate cash payment that will be made to such directors in connection with the Offer and the Merger is anticipated to be $193,440,198, based on the merger consideration of $62.00 per share.

        Mr. Wilson, the chairman of the special committee, will receive remuneration at a monthly rate of $40,000 for months in which time spent on special committee duties exceeds 100 hours, $30,000 for months in which time spent on special committee duties is between 50 and 100 hours and $20,000 for months in which time spent on special committee duties is less than 50 hours, plus expenses, in consideration of his acting in such capacity, and Mr. McGuire will receive remuneration at a monthly rate of $30,000 for months in which time spent on special committee duties exceeds 100 hours, $22,500 for months in which time spent on special committee duties is between 50 and 100 hours and $15,000 for months in which time spent on special committee duties is less than 50 hours, plus expenses, in consideration of his acting in such capacity. At the request of Mr. Pollock, Mr. Pollock will not receive remuneration for his services as a member of the special committee but will be reimbursed for any expenses incurred while acting in such capacity, including his reasonable legal expenses. The members of the Company's board of directors (excluding Messrs. Becker and Hoehn-Saric) are independent of and have no economic interest or expectancy of an economic interest in Parent or its affiliates, and will not retain an economic interest in the surviving corporation or Parent following the Merger. Mr. Miller, a member of Laureate's board of directors, is a limited partner in Sterling Partners. Mr. Miller advised the Company that he has arranged with Sterling Partners so that he will not participate in SCP II's investment in Parent and Mr. Miller will not receive any economic benefit from the Merger realized by Sterling Partners, any of the Sterling Founders or any of their affiliates.

Indemnification and Insurance

        Parent and/or the Company have made certain commitments in respect of indemnification and insurance that benefit the directors and officers of the Company, as described under "The Merger Agreement—Indemnification and Insurance."

Certain Relationships Between Parent and Laureate

        There are no relationships between Parent and Purchasers or any of their respective affiliates, on the one hand, and Laureate or any of its affiliates, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this offer to purchase other than in respect of the Merger Agreement and those arrangements described above under "—Background of the Offer and the Merger" and "—Interests of the Company's Directors and Executive Officers in the Offer and the Merger."

Security Ownership of Certain Beneficial Owners and Management

        The information contained in Annex I to the Schedule 14D-9 under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Prior Stock Purchases and Sales

        The following table sets forth information as of June 5, 2007 regarding purchases and sales of shares of the Company's common stock by Douglas L. Becker and R. Christopher Hoehn-Saric during the past two years.

Date	Name	Shares Acquired by Exercise of Stock Option	Strike Price	Sale Price
3/2/2006	Chris Hoehn-Saric	30,253	$13.55	$52.01
3/2/2006	Douglas Becker	44,747	13.55	52.01
3/3/2006	Chris Hoehn-Saric	11,577	13.55	52.07
3/3/2006	Douglas Becker	17,123	13.55	52.07
3/6/2006	Chris Hoehn-Saric	55,409	13.55	52.90
3/6/2006	Douglas Becker	82,105	13.55	52.90
3/7/2006	Chris Hoehn-Saric	28,951	13.55	52.08
3/7/2006	Douglas Becker	42,821	13.55	52.08
3/8/2006	Chris Hoehn-Saric	1,552	13.55	52.23
3/8/2006	Douglas Becker	2,149	13.55	52.23
3/8/2006	Douglas Becker	477,305	13.55	N/A(1)
3/8/2006	Chris Hoehn-Saric	322,695	13.55	N/A(2)

(1)
Mr. Becker transferred ownership of 200,000, 77,305 and 34 of these shares to Eric D. Becker, Mr. Taslitz and Eric D. Becker's son, respectively; and Mr. Becker retained ownership of the remaining 199,966 shares.

(2)
Mr. Hoehn-Saric retained ownership of 200,000 of these shares. He transferred the remaining 122,695 shares to Mr. Taslitz.

        The Company has informed us that in accordance with its compensation policy for non-employee directors and as previously disclosed by the Company in its Annual Report of Form 10-K/A filed with the SEC on April 30, 2007, on January 3, 2007, each of Laureate's directors other than Messrs. Pollock and Becker were granted options to purchase 6,500 shares of the Company's common stock with an exercise price of $48.78 per share, the closing price of the Company's common stock on the grant date. The options vest ratably over the 12 month period following grant.

The Merger Agreement

        This section of the offer to purchase describes the material terms of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchasers have filed with the SEC and is incorporated herein by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. We have included this description of the Merger Agreement to provide you with information regarding its terms. We have not provided this description to provide you with any other factual information about the Company. The Merger Agreement may be examined and copies may be obtained in the manner set forth under the caption "The Tender Offer—Section 7. Certain Information Concerning the Company."

        Pursuant to the terms of the Merger Agreement, L Curve has assigned some of its rights and obligations under the Merger Agreement to M Curve. Subject to the terms and conditions of the Offer, L Curve will accept for payment, and pay for, up to 49% of the outstanding shares of the Company's common stock validly tendered pursuant to the Offer and not validly withdrawn on or at the Expiration Date (as defined below) and M Curve will accept for payment and pay for any shares validly tendered pursuant to the Offer and not validly withdrawn on or at the Expiration Date in excess of that amount. L Curve and M Curve will share L Curve's other rights and obligations under the Merger Agreement in a manner proportionate to the percentage of shares of the Company's common stock validly tendered pursuant to the Offer and not validly withdrawn on or at the Expiration Date paid for by each. The Offer is structured so that Parent, and not L Curve or M Curve, is expected to be controlling holder of the Company following the Offer under applicable regulations of the U.S. Department of Education.

The Offer.

        The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in "The Tender Offer—Section 1. Terms of the Offer; Expiration Date" and "The Tender Offer—Section 11. Certain Conditions to the Offer."

Directors.

        Subject to compliance with applicable law, promptly upon payment for shares of the Company's common stock by Purchasers to consummate the Offer, Parent shall be entitled to designate all of the members of the board of directors of the Company. The Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected or appointed (including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the board of directors of the Company) in compliance with applicable law.

Top-Up Option.

        Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted Purchasers the Top-Up Option pursuant to which they may purchase, at a price per share equal to the offer price, the Top-Up Option Shares which will be the number of shares of the Company's common stock that, when added to the number of shares of the Company's common stock owned directly or indirectly by Parent or Purchasers at the time of exercise of the Top-Up Option, constitutes one share of the Company's common stock more than 90% of the number of shares of the Company's common stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchasers to effect a "short-form" merger pursuant to applicable Maryland law at a time when the approval of the merger at a meeting of the Company's stockholders would be assured because of Purchasers' ownership of a majority of the shares of the Company's common stock following completion of the Offer. The purchase price for the Top-Up Option Shares may be paid by means of a promissory note, which we expect would be canceled in connection with the Merger. The Top-Up Option may be exercised by Purchasers, in whole or in part, at any time on or after the expiration of the Offer and on or prior to the fifth business day after the Expiration Date or the expiration date of any subsequent offering period. The Top-Up Option is subject to applicable SEC and NASDAQ rules and other customary conditions, including that Purchasers have accepted for payment and paid for all shares of the Company's common stock tendered in the Offer and not validly withdrawn.

The Merger.

        The Merger will only occur if the Offer is completed. When references are made in this offer to purchase to events occurring in connection with the Merger or following the Merger, these events will only occur at that time, and not in connection with the Offer.

        The Merger Agreement provides that, as soon as reasonably practicable (but in no event later than the second business day) after the day on which the conditions to the Merger are satisfied or waived, L Curve will merge with and into Laureate, with Laureate continuing as the surviving corporation. As a result of the Merger, the Company will cease to be a publicly traded company and will become a direct subsidiary of Parent. Following the satisfaction or waiver of the conditions to the Merger, Laureate and Purchasers will file articles of merger with the State Department of Assessments and Taxation of Maryland. The Merger will become effective at the time the articles of merger are filed with and accepted of record by the State Department of Assessments and Taxation of Maryland (or at a later time, if agreed upon by Laureate and Purchasers and specified in the articles of merger) (the "effective time"). We expect that, immediately prior to the Merger, M Curve will merge with and into L Curve, with L Curve surviving that merger.

        We expect that the Merger will be consummated as promptly as practicable after all conditions to the Merger, including, if necessary, the vote of the Company's stockholders in favor of the Merger and the Merger Agreement, have been satisfied or waived. If, following the Offer and any subsequent offering period and any exercise of the Top-Up Option, the requirements for a short-form merger pursuant to Section 3-106 of the MGCL are satisfied such that the Merger may be effected without a vote of the stockholders of the Company, Parent, Purchasers and the Company shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable after the satisfaction or waiver of the conditions to the closing of the Merger set forth in the Merger Agreement.

        The Company, Parent or Purchasers may terminate the Merger Agreement prior to the consummation of the Merger in some circumstances whether before or after the completion of the Offer. You can find additional details on termination of the Merger Agreement under "—Termination of the Merger Agreement" below.

Merger Consideration

        At the effective time of the Merger, unless otherwise agreed between a holder and Parent, each share of the Company's common stock (including any restricted shares) issued and outstanding immediately prior to the effective time of the Merger, including shares of the Company's common stock held in the respective 401(k) accounts of each of Messrs. Becker and Hoehn-Saric, other than the shares of the Company's common stock owned by Parent or a Purchaser immediately prior to the effective time of the Merger, including shares acquired by Parent from the Rollover Investors, will automatically be canceled and will cease to exist and will be converted into the right to receive the offer price in cash, without interest and less any applicable withholding taxes (the "merger consideration").

        There are no dissenters' or appraisal rights available with respect to the Offer, and Purchasers expect that there will be no appraisal or dissenters' rights in connection with the Merger. The MGCL does not provide for appraisal rights or other similar rights to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger, or with respect to a "short form" merger, if the shares of the corporation are listed on a national securities exchange on the date on which notice is given. The shares of the Company's common stock are listed on NASDAQ, which is a national securities exchange, and Purchasers expect to maintain this listing until the effective time of the Merger.

Treatment of Options, Restricted Shares and Performance Share Units

        Except as otherwise agreed by Parent and a holder of options to acquire the Company's common stock or of unvested restricted shares, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options, unvested restricted shares and performance share units will, as of the effective time of the Merger, be treated as described above under "—Certain Effects of the Offer and the Merger."

        The effect of the Merger on the Company's other employee benefit plans is described below under "—Employee Benefits."

Payment for Shares of the Company's Common Stock

        Before the Merger, Parent will designate a bank or trust company reasonably satisfactory to the Company to make payment of the merger consideration and the payments for Company options, restricted shares and performance share units, as applicable, as described above. Promptly after the effective time of the Merger, Parent shall cause to be deposited, in trust with the paying agent, the funds appropriate to pay the merger consideration to the stockholders and the payments to holders of Company options, restricted shares and performance share units, as applicable.

        Upon the consummation of the Merger and the settlement of transfers that occurred prior to the effective time of the Merger, the Company will close its stock ledger. After that time, there will be no further transfer of shares of the Company's common stock.

        As promptly as practicable after the effective time of the Merger, if you hold Shares of the Company's common stock, the surviving corporation will send, or cause the paying agent to send, you a letter of transmittal and instructions advising you how to surrender your certificates in exchange for the merger consideration. The paying agent will pay you your merger consideration after you have (1) surrendered your certificates to the paying agent and (2) provided to the paying agent your signed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the merger consideration. The surviving corporation will reduce the amount of any merger consideration paid to you by any applicable withholding taxes.

        If any cash deposited with the paying agent is not claimed within 12 months following the effective time of the Merger, such cash will be returned to Parent or the surviving corporation upon demand, subject to any applicable unclaimed property laws. Any unclaimed amounts remaining immediately prior to when such amounts would escheat to or become property of any governmental authority will be returned to the surviving corporation free and clear of any prior claims or interest thereto.

        If the paying agent is to pay some or all of your merger consideration to a person other than you, as the registered owner of a stock certificate, the recipient must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the paying agent's reasonable satisfaction that the taxes have been paid or are not required to be paid.

        The transmittal instructions will tell you what to do if you have lost your certificate or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and, if required by the paying agent or surviving corporation, post a bond in an amount that the surviving corporation or the paying agent reasonably directs as indemnity against any claim that may be made against it in respect of the certificate.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation

        At the effective time of the Merger, Laureate's Articles of Incorporation, as amended, as in effect immediately prior to the effective time of the Merger will be the charter of the surviving corporation, until thereafter amended in accordance with their terms and applicable law. The Bylaws of L Curve, as in effect immediately prior to the effective time of the Merger, will be the Bylaws of the surviving corporation until thereafter amended in accordance with their terms and applicable law. In addition, the directors of Laureate immediately prior to the effective time of the Merger will become the directors of the surviving corporation and the officers of Laureate (other than those who Parent determines shall not remain as officers of the surviving corporation) will remain the officers of the surviving corporation.

Representations and Warranties

        The Merger Agreement contains representations and warranties made by Laureate, Parent and Purchasers to each other as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Offer, the Merger and the Merger Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Offer, the Merger and Merger Agreement. In addition, some of those representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from that generally applicable to stockholders or may have been used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For these reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

        The representations and warranties made by Laureate to Parent and L Curve include representations and warranties relating to, among other things:

  •
  due organization, power and standing and other corporate matters;

  •
  authorization, execution, delivery and enforceability of the Merger Agreement and related matters;

  •
  the consents Laureate is required to obtain and the regulatory filings Laureate is required to make in connection with entry into the Merger Agreement and consummating the Offer, the Merger and related transactions;

  •
  absence of conflicts with, violations of or default under organizational documents, contracts, judgments, orders, laws or regulations as a result of execution, delivery and performance of the Merger Agreement and consummating the Offer, the Merger and related transactions;

  •
  capitalization;

  •
  subsidiaries and joint ventures;

  •
  the accuracy and completeness of the information contained in the reports and financial statements that Laureate has filed with the SEC, and the compliance of the Company's SEC filings with applicable requirements of Federal securities laws;

  •
  compliance with Sarbanes-Oxley and establishment and maintenance of internal financial controls;

  •
  undisclosed liabilities;

  •
  the accuracy and compliance of the Schedule 14D-9 and related SEC filings with applicable legal requirements;

  •
  the absence of certain changes or events since September 30, 2006;

  •
  the absence of litigation;

  •
  tax matters, employee benefit plans and ERISA compliance;

  •
  the approval of all "employment compensation, severance, and other employee benefit arrangements" within the meaning of Rule 14d-10(d)(1) under the Exchange Act by the Compensation Committee of the Company's board of directors as being paid or granted as compensation for past services or future services to be performed or future services to be refrained from performing and not being calculated based on the number of shares of the Company's common stock tendered into the Offer;

  •
  compliance with applicable laws;

  •
  the absence of undisclosed finder's fees;

  •
  the receipt of opinions from the Company's financial advisors; and

  •
  anti-takeover provisions.

        The representations and warranties made by Parent and L Curve to Laureate include representations and warranties relating to, among other things:

  •
  due organization, power and standing and other corporate matters;

  •
  authorization, execution, delivery and enforceability of the Merger Agreement and related matters;

  •
  the consents Parent and Purchasers are required to obtain and the filings they are required to make in connection with entering into the Merger Agreement and consummating the Offer, the Merger and related transactions;

  •
  the absence of any conflict with, violation of, or default under, organizational documents, contracts, judgments, orders, laws or regulations as a result of execution, delivery and performance of the Merger Agreement and consummating the Offer, the Merger and related transactions;

  •
  the accuracy of the information supplied for this offer to purchase;

  •
  the absence of undisclosed finder's fees;

  •
  sufficiency and effectiveness of, and no default under, the financing commitments, including the equity rollover commitments, and absence of undisclosed conditions with respect thereto;

  •
  conduct of business of Purchasers;

  •
  absence of undisclosed voting arrangements among investors in Parent in respect of company acquisition proposals and superior proposals; and

  •
  compliance with applicable laws.

        Many of Laureate's representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, "material adverse effect" for Laureate means a material adverse effect on the assets, liabilities, business, financial condition or results of operations of Laureate and Laureate's subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a material adverse effect on Laureate: (A) any fact, change, development, circumstance, event, effect or occurrence (an "Effect") in general economic or political conditions or in the financial or securities markets, (B) any Effect generally affecting, or resulting from general changes or developments in, the industries in which Laureate and its subsidiaries operate, (C) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded), (D) any change in the price or trading volume of Laureate's common stock in and of itself (provided that the underlying causes of such changes shall not be excluded), (E) any Effect that is demonstrated to have resulted from the announcement of the Offer, the Merger, or the identity of Parent or any of its affiliates as the acquiror of Laureate, (F) compliance with the terms of, or the taking of any action required by, the Merger Agreement consented to in writing by Parent, (G) any acts of terrorism or war (other than any such acts that causes any damage or destruction to or renders unusable any facility or property of Laureate or any of Laureate's subsidiaries or that renders any of the foregoing facilities or properties inaccessible for a period of more than 20 calendar days), (H) changes in generally accepted accounting principles or their interpretation, or (I) any weather-related event (other than any such event that causes any damage or destruction to or renders unusable any facility or property of Laureate or any of its subsidiaries or that renders any of the foregoing facilities or properties inaccessible for a period of more than 20 calendar days), except, in the case of clauses (A) and (B), to the extent such Effects would be reasonably likely to have a materially disproportionate impact on the assets or liabilities, business, financial condition or results of operations of Laureate and Laureate's subsidiaries, taken as a whole, relative to other for-profit industry participants. In addition, matters expressly disclosed in specified periodic filings filed with the SEC since the date of the original merger agreement will not be taken into account in determining whether there has been a material adverse effect, but changes, developments or other events with respect to those matters since the date of the relevant disclosure may be so taken into account.

Conduct of Business Pending the Merger

        Until the date on which Purchasers purchase shares pursuant to the Offer, except as expressly consented to in writing by Parent (which consent shall not be unreasonably withheld), Laureate is obligated to, and to cause its subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice. In addition, during this period, Laureate shall not, and shall not permit any of its subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

  •
  propose or adopt any change in the Company's organizational or governing documents;

  •
  merge or consolidate Laureate or any of its subsidiaries (other than the Merger and other than transactions solely among the Company and/or the Company's wholly owned subsidiaries that would not result in a material increase in the Company's tax liability);

  •
  sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a joint venture) (other than the Merger and other than transactions solely among the Company and/or the Company's subsidiaries that would not result in a material increase in the Company's tax liability);

  •
  fail to comply with certain covenants, relating to indebtedness, equity securities and liens, in the Company's existing credit facility;

  •
  offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that could be reasonably expected to compete with or impede the debt financing arranged by Parent to fund the Offer and the Merger and related transactions or cause the breach of any provisions of the commitments in respect thereof or cause any condition set forth in those commitments not to be satisfied;

  •
  make any material loans, advances or capital contributions to, acquisitions or licenses of, or investments in, any other person, except for transactions solely among the Company and/or the Company's wholly owned subsidiaries or as required by existing contracts or transactions that do not exceed $200,000,000 in the aggregate;

  •
  authorize any capital expenditures in excess of $10,000,000 per project or related series of projects of $50,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company's 2007 budget or carried over from the 2006 budget and approved development plans;

  •
  enter into or amend any contract with any executive officer (except for certain specified change in control agreements), director or other affiliate of Laureate or any of its subsidiaries or any person beneficially owning 5% or more of Laureate's common stock;

  •
  except for specified exceptions, (i) split, combine or reclassify any securities of Laureate or its subsidiaries or amend the terms of any such securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any such securities, or (iii) grant, issue or offer to grant or issue any such securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any such securities;

  •
  except for specified exceptions, (i) adopt, amend or terminate any benefit plan or enter into, amend or terminate any collective bargaining agreement or any employment, severance, retention, termination, indemnification, change in control or similar agreement with any current, former or retired employee, officer, consultant, independent contractor or director of Laureate or any of its material subsidiaries, (ii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Laureate benefit plan, (iii) increase in any manner the compensation or fringe benefits of any current, former or retired employee, officer, consultant, independent contractor or director of Laureate or any of its material subsidiaries by an amount in excess of $1,000,000, in the aggregate or (iv) grant any severance or termination pay to any current, former or retired employee, officer, consultant, independent contractor or director of Laureate or any of its material subsidiaries;

  •
  settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim or arbitration, other than settlements or compromises of litigation, claims or arbitration that do not exceed $10,000,000 in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of Laureate and other than any litigation relating to the transactions contemplated by the Merger Agreement;

  •
  other than in the ordinary course of business consistent with past practice or as required by law, make or change any material tax election, or settle or compromise any material tax liability of Laureate or any of Laureate's subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of taxes of Laureate or its subsidiaries, file any amended tax return with respect to any material tax, enter into any closing agreement with respect to any tax or surrender any right to claim a tax refund;

  •
  make any change in financial accounting methods or method of tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Laureate or its subsidiaries, except insofar as may have been required by a change in U.S. generally accepted accounting principles or law;

  •
  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Laureate or any of its subsidiaries (other than the Merger and consolidations, mergers or reorganizations solely among wholly owned subsidiaries of Laureate), or a letter of intent or agreement in principle with respect thereto;

  •
  approve, adopt or enter into any stockholders' rights plan or other anti-takeover measure unless it excludes Parent, Purchasers and any of their respective members, stockholders and affiliates from its operation in all respects;

  •
  take any action that would cause any takeover statute to apply to the Merger Agreement, the Offer, the Merger, or the transactions contemplated by the Merger Agreement;

  •
  take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Laureate to consummate the Offer or the Merger, or the other transactions contemplated by the Merger Agreement; or

  •
  authorize, agree or commit to do any of the foregoing.

Efforts to Consummate the Merger

        Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, including:

  •
  preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, permits or orders from all governmental authorities, including federal and state education authorities and accrediting bodies, or other persons; and

  •
  in the case of Parent, enforcing any remedies available to Parent in the interim investors agreement between Parent and the members of the Investor Group.

        In no event, however, shall any member or other holder of interests in Parent or any affiliate of any member of or other holder of interests in Parent be required to take any action with respect to any portfolio company or agree to undertake any divestiture or restrict its conduct with regard to any business other than the business of Laureate and Laureate's subsidiaries.

        Parent and Purchasers have agreed to use their reasonable best efforts to arrange the debt financing to fund the Offer and the Merger and related transactions contemplated by the debt financing commitments executed in connection with the Merger Agreement and to cause its financing sources to fund the financing required to consummate the Offer and the Merger. Laureate has agreed to cooperate in connection with the financing. See "The Tender Offer—Section 9. Source and Amount of Funds" for a description of the financing arranged by Purchasers to fund the Offer, the Merger and related transactions.

        Parent and Purchasers have also agreed to use their reasonable best efforts to arrange alternative debt financing on terms not less favorable, taken as a whole, to Parent and Purchasers (as determined in Parent's reasonable judgment) than those contemplated by the financing commitments in the event any portion of such debt financing becomes unavailable.

        In the event a vote of the Company's stockholders is required by Maryland law in order to effect the Merger, Parent has agreed to cause all shares of the Company's common stock held of record by Parent or Purchasers as of the applicable record date and entitled to vote thereon in favor of approval of the Merger and the Merger Agreement.

Conditions to the Merger

        Conditions to Each Party's Obligations.    Each party's obligation to consummate the Merger is subject to the satisfaction or waiver of the following conditions:

  •
  the Merger and the Merger Agreement must have been approved by the affirmative vote of the holders of a majority of all outstanding shares of Laureate's common stock, or in the alternative, all conditions of applicable law required to be satisfied to effect the Merger as a short-form merger pursuant to Section 3-106 of the MGCL shall have been satisfied;

  •
  no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other statute, law, rule, legal restraint or prohibition shall be in effect preventing the Merger (provided, that prior to asserting this condition, the party asserting the condition shall have used its reasonable best efforts (in the manner contemplated by the Merger Agreement) to prevent the entry of any such restraint and to appeal as promptly as possible any judgment that may be entered); and

  •
  Purchasers shall have accepted for purchase the shares of the Company's common stock tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and the Offer.

        Conditions to the Obligations of Parent and Purchasers.    The obligation of Parent and Purchasers to consummate the Merger is also subject to the satisfaction or waiver of the following condition:

  •
  a specified "marketing period" of 20 calendar days shall have been completed, except that Parent and Purchasers may not rely on such condition (i) after October 31, 2007 or (ii) if the failure of the marketing period to have been completed is due to Parent's or Purchasers' failure to use its reasonable best efforts, from and after the date on which Purchasers purchase Shares of the Company's common stock pursuant to the Offer, to furnish Parent's financing sources with specified financial and other information regarding the Company. The purpose of the marketing period is to provide Parent and Purchasers a reasonable and appropriate period of time during which they can market and place the permanent debt financing contemplated by the debt financing commitments for the purposes of financing the Merger. For purposes of the Merger Agreement, "marketing period" means the period of 20 consecutive calendar days after the date when and throughout which:

  •
  all conditions of applicable law required to be satisfied to effect the Merger as a short-form merger pursuant to Section 3-106 of the MGCL shall have been satisfied; or the proxy statement or information statement, as applicable, relating to the approval of the Merger and the Merger Agreement by the Company's stockholders prepared, if required, in accordance with applicable law, has been mailed to the stockholders of the Company;

  •
  the conditions to the closing of the Merger described in the second and third bullet points above under "—Condition to Each Party's Obligations" are satisfied; and

  •
  Parent has certain financial information required to be provided by the Company under the Merger Agreement in connection with the financing of the Merger.

        If the marketing period would not end on or prior to August 17, 2007, the marketing period will begin no earlier than September 2, 2007.

Restrictions on Solicitations of Other Offers

        The Company has agreed not to:

  •
  initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, any acquisition proposal for the Company or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations (including by exempting any person from any applicable state takeover statute); or

  •
  approve or recommend, or propose to approve or recommend, any acquisition proposal for the Company or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to any acquisition proposal for the Company or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach the Company's obligations under the Merger Agreement or propose or agree to do any of the foregoing.

        Notwithstanding the aforementioned restrictions, at any time prior to the consummation of the Offer, the Company is permitted to engage in discussions or negotiations with, or provide any non-public information to, any party to the extent that:

  •
  the Company receives from such party an acquisition proposal not solicited in violation of the prohibitions described above and which the Company's board of directors (acting through the special committee if such committee still exists) believes in good faith to be bona fide; and

  •
  the Company's board of directors (acting through the special committee if such committee still exists) determines in good faith, after consultation with legal counsel and financial advisors, that the acquisition proposal constitutes or could reasonably be expected to result in a superior proposal.

        In such cases, the Company (i) will not, and will not allow its representatives to, disclose any non-public information to such person without entering into a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in a confidentiality agreement the Company has entered into with an affiliate of a member of the Investor Group, and (ii) will promptly provide to Parent and Purchasers any non-public information concerning the Company or the Company's subsidiaries provided to such other person that was not previously provided to Parent and Purchasers.

        Until the consummation of the Offer, pursuant to the Merger Agreement, the Company is required to promptly (within one business day) notify Parent and Purchasers in the event the Company receives an acquisition proposal from a person or group of related persons, including the material terms and conditions thereof and the identity of the party making the proposal, and are required to keep Parent and Purchasers apprised as to the status and any material developments, discussions and negotiations concerning the same. Until the consummation of the Offer, the Company will promptly (within one business day) notify Parent and Purchasers orally and in writing if the Company determines to begin providing information or to engage in negotiations concerning an acquisition proposal from a person or group of related persons.

        An "acquisition proposal" means any inquiry, proposal or offer from any person or group of persons other than Parent, Purchasers or their respective affiliates relating to any direct or indirect acquisition or purchase (whether in a single transaction or series of transactions) of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and the Company's subsidiaries, taken as a whole, or 30% or more of any class or series of the Company's or any of the Company's subsidiaries' securities, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of the Company's or any of the Company's subsidiaries' securities, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any of the Company's subsidiaries whose business constitutes 30% or more of the Company's and the Company's subsidiaries' net revenues, net income or assets, taken as a whole).

        A "superior proposal" means an acquisition proposal for the Company which the Company's board of directors (acting through the special committee if such committee still exists), in good faith determines would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders than the Offer and the Merger, after (i) receiving the advice of a financial advisor, (ii) taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms in the Merger Agreement) and (iii) taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal. For purposes of the definition of "superior proposal" all references in the definition of "acquisition proposal" above to "30% or more" shall be deemed to be references to "a majority" and the definition of acquisition proposal shall only refer to a transaction or series of transactions (i) directly involving Laureate (and not exclusively Laureate's subsidiaries) or (ii) involving a sale or transfer of all or substantially all of the assets of Laureate and Laureate's subsidiaries, taken as a whole.

Recommendation Withdrawal/Termination in Connection with a Superior Proposal

        The Company's board of directors (acting through the special committee if such committee still exists or otherwise by a majority of disinterested directors) may, at any time prior to the consummation of the Offer, withdraw (or modify in a manner adverse to Parent or Purchasers its recommendation that Laureate's stockholders tender their shares of the Company's common stock pursuant to the Offer and approve the Merger and the Merger Agreement), or terminate the Merger Agreement, if it concludes in good faith that an acquisition proposal constitutes a superior proposal but, only after (i) giving written notice to Parent and Purchasers at least five calendar days in advance of its intention to do so and contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such proposal and other material documents, (ii) prior to effecting such action or terminating the Merger Agreement to enter into a definitive agreement with respect to such superior proposal, the Company (and causes the Company's financial and legal advisors to negotiate), during such five-day period, negotiates with Parent and Purchasers in good faith (to the extent Parent and Purchasers desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such acquisition proposal ceases to constitute a superior proposal, and (iii) (if the Merger Agreement is terminated) the Company pays to Parent the $110 million as described in further detail below under "—Termination Fees."

Termination of the Merger Agreement

        The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the consummation of the Merger (except as otherwise provided below):

  •
  prior to the consummation of the Offer, by mutual written consent of Laureate, Parent and Purchasers;

  •
  by either Laureate or Parent if:

  •
  the consummation of the Offer shall not have occurred on or before September 21, 2007, unless the failure of the consummation of the Offer to occur is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in the Merger Agreement;

  •
  a final and unappealable restraining order, injunction or judgment prevents the consummation of the Merger, unless a breach by the party seeking to terminate the Merger Agreement is the principal cause of or resulted in the final and unappealable restraining order, injunction or judgment;

  •
  at any time after August 7, 2007, if, as of the then most recent Expiration Date occurring on or after such date, all of the conditions to the Offer (other than the Minimum Condition) were satisfied by 11:59 p.m. on the business day prior to the Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition is not satisfied; or

  •
  by Laureate, prior to the consummation of the Offer if:

  •
  a breach by Parent or Purchasers of any representation, warranty, covenant or agreement in the Merger Agreement that is incapable of being cured by September 21, 2007 occurs that would prevent Parent or Purchasers from consummating the transactions contemplated by the Merger Agreement (unless Laureate is then in material breach of the Merger Agreement);

  •
  the Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal and provided that concurrently with doing so the Company pays to Parent the termination fee as described below; provided, however, that in the event the Company takes such action, the Company may do so only after (i) giving written notice to Parent and Purchasers at least five calendar days in advance of the Company's intention to do so and contemporaneously provide a copy of the relevant proposed transaction agreements with the party making the superior proposal, and (ii) the Company, during such five-day period, negotiates (and cause the Company's financial and legal advisors to negotiate) with Parent and Purchasers in good faith (to the extent Parent and Purchasers desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such acquisition proposal ceases to constitute a superior proposal; or

  •
  Purchasers fail to commence the Offer within the time period required by the Merger Agreement or terminate or make any change to the Offer in material violation of the terms of the Merger Agreement;

  •
  by Parent or Purchasers, prior to the consummation of the Offer if:

  •
  a breach by Laureate of any representation, warranty, covenant or agreement in the Merger Agreement that is incapable of being cured by September 21, 2007 occurs that would give rise to the failure of any of the conditions to consummate the Offer being satisfied (unless Parent or Purchasers are then in material breach of the Merger Agreement);

    •
    the Company's board of directors or any committee of the Company's board of directors withdraws or modifies (or is deemed to withdraw or modify) its recommendation that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement, or publicly proposed to do so, or approves or recommends a company acquisition proposal other than the Offer and the Merger to the Company's stockholders, or publicly announces its intent to do so; or

    •
    Laureate willfully and materially breaches in any respect adverse to Parent or Purchasers its obligations not to publicly propose to withdraw or modify its recommendation that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement, and not to take any other action or make any other public statement in connection with the Company's stockholders meeting that is inconsistent with such recommendation, or its obligations to reaffirm such recommendation in connection with certain disclosures that the Company may be required to make to the Company's stockholders under limited circumstances.

Termination Fees

        The Company has agreed to reimburse Parent's and Purchasers' actual and reasonably documented out-of-pocket fees and expenses, up to a limit of $15 million, if either the Company or Parent or Purchasers terminate the Merger Agreement at any time after August 7, 2007, if, as of the then most recent Expiration Date occurring on or after such date, all of the conditions to consummate the Offer (other than the Minimum Condition) have been satisfied by 11:59 p.m. on the business day prior to Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition has not been satisfied.

        If the Company terminates the Merger Agreement, or the Merger Agreement is terminated by Parent or Purchasers, under the conditions described in further detail below, the Company must pay a termination fee of $110 million at the direction of Parent.

        The Company must pay a termination fee at the direction of Parent if:

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  the Company terminates the Merger Agreement, prior to the consummation of the Offer, because it receives an acquisition proposal which the Company determines to be a superior proposal, but only after the Company had provided notice to Parent regarding the superior proposal, contemporaneously provided a copy of the relevant proposed transaction agreements with the party making the superior proposal and other material documents and provided Parent with at least a five calendar day period, during which time the Company must negotiate in good faith with Parent, to enable Parent to make an offer that results in the other acquisition proposal no longer being a superior proposal;

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  Parent or Purchasers terminate the Merger Agreement prior to the consummation of the Offer because (i) the Company's board of directors or any committee the Company's board of directors withdraws (or modifies or qualifies in a manner adverse to Parent or Purchasers), or publicly proposes to withdraw (or modify or qualify in a manner adverse to Parent or Purchasers), its recommendation that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement, or takes any other action or any other public statement in connection with the Offer or the special meeting inconsistent with such recommendation or (ii) the Company's board of directors or any committee of the Company's board of directors shall have approved or recommended to the Company's stockholders an acquisition proposal for the Company other than the Offer or Merger contemplated by the Merger Agreement, or shall have resolved to effect the foregoing;

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  Parent or Purchasers terminate the Merger Agreement, prior to the consummation of the Offer, the Company willfully and materially breaches in any respect adverse to Parent or Purchasers its obligations not to publicly propose to withdraw or modify its recommendation that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement and not to take any other action or make any other public statement in connection with the Offer or the Company's stockholders meeting that is inconsistent with such recommendation, or its obligations to reaffirm such recommendation in connection with certain disclosures that the Company may be required to make to the Company's stockholders under limited circumstances;

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  Parent or Purchasers terminate the Merger Agreement, prior to the consummation of the Offer, because (i) the Company's board of directors or any committee of the Company's board of directors withdraws or modifies (or is deemed to withdraw or modify) in a manner adverse to Parent or Purchasers its recommendation that the Company's stockholders accept the Offer, tender their shares of the Company's common stock into the Offer, and approve the Merger and the Merger Agreement, or publicly proposes to do so, and an acquisition proposal has been publicly announced or publicly made known to any executive officer or director of the Company (or any person has publicly announced or communicated or made known a bona fide intention, whether or not conditional, to make an acquisition proposal; or

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  (1) the Company, on the one hand, or Parent or Purchasers, on the other hand, terminate the Merger Agreement at any time after August 7, 2007, and, as of the then most recent Expiration Date occurring on or after such date, all of the conditions to consummate the Offer (other than the Minimum Condition) have been satisfied by 11:59 p.m. on the business day prior to Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition has not been satisfied; and

    (2)    prior to the Expiration Date, an acquisition proposal involving the purchase of a business or businesses that constitutes 50% or more of the net revenues, net income or assets of the Company and the Company's subsidiaries, taken as a whole, or 50% or more of any class of the Company's securities has been publicly announced or publicly made known to any executive officer or director of the Company; and

    (3)    within 12 months after such termination, the Company or any of the Company's subsidiaries enter into an agreement with respect to, or consummate, any such acquisition proposal (whether or not the same as that originally announced or consummated).

        If the Company is obligated to pay a termination fee under the last scenario described above, any amounts the Company previously paid to Parent as expense reimbursement will be credited toward the termination fee amount payable by the Company.

Employee Benefits

        Parent has agreed to cause the Company, following the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer, to maintain, for a period commencing on such purchase date and ending on the first anniversary thereof, for each employee employed by Laureate or any of its subsidiaries on such purchase date, compensation and employee benefits that, in the aggregate, are no less favorable than those provided immediately prior to such purchase date. Parent has agreed to recognize the service of such employees with Laureate and Laureate's subsidiaries prior to that purchase date for purposes of eligibility to participate and vesting with respect to any benefit plan, program or arrangement maintained by Parent or the surviving corporation, with the exception of benefit accruals (except for vacation and severance, if applicable) except to the extent such credit would result in an unintended duplication of benefits, and to waive all limitations as to pre-existing conditions or eligibility limitations to the extent waived under any such plan maintained by Laureate and give effect, for the applicable plan year in which the closing of the Merger occurs, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, employees under similar plans maintained by the Company and the Company's subsidiaries (to the extent credited under such plan) immediately prior to such purchase date.

        Parent also has agreed to cause the Company or the surviving corporation and each of its subsidiaries to assume and honor, in accordance with their respective terms, each employment, change in control, severance and termination plan, policy or agreement between the Company or any of the Company's subsidiaries and any of the Company's officers, directors or employees, and each deferred compensation and bonus plan, program or agreement, with appropriate adjustments to reflect the effects of the Merger.

Indemnification and Insurance

        From and after the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer, the Company shall to the greatest extent permitted by law indemnify and hold harmless (and comply with all of the Company's and its subsidiaries' existing obligations to indemnify and hold harmless and to advance funds for expenses) (i) the present and former officers and directors of the Company and its subsidiaries against any and all costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative ("Damages"), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at that share purchase date, including, without limitation, the approval of the original merger agreement, the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement or arising out of or pertaining to the transactions contemplated by the Merger Agreement; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of the Company's subsidiaries.

        For a period of six years after the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer, the Company shall cause to be maintained in effect the current policies of officers' and directors' liability insurance maintained on the date of the original merger agreement by the Company and the Company's subsidiaries. Alternatively, the Company may substitute policies with reputable and financially sound carriers providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered person in respect of claims arising from facts or events that existed or occurred before that purchase date; provided, however, that in no event shall the Company be required to expend annually in excess of 300% of the annual premium currently paid by the Company under the current policies (the "Insurance Amount"); provided, however, that if the premium of such insurance coverage exceeds the Insurance Amount, the Company shall be obligated to obtain, and the surviving corporation shall be obligated to maintain, a policy with the greatest coverage available for a cost not exceeding the Insurance Amount. In lieu of the foregoing coverage, Parent may direct the surviving corporation to purchase "tail" insurance coverage that provides coverage no less favorable than the coverage described above.

Other Covenants

        The Merger Agreement contains other covenants, including covenants relating to calling of the stockholders meeting to approve the Merger and the Merger Agreement (if required by Maryland law in order to effect the Merger), access to information and public announcements.

Amendment, Extension, Waiver and Enforcement

        The parties may amend the Merger Agreement at any time; provided, however, that, after the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer but prior to approval of the Merger Agreement by the Company stockholders, the Merger Agreement may not be amended in a manner that would adversely affect the right of the Company's stockholders to receive the merger consideration; and, provided, further, that after the Company has obtained the Company's stockholders' approval of the Merger, there shall be no amendment that by law requires further approval by the Company's stockholders without such approval having been obtained. All amendments to the Merger Agreement must be in writing signed by the Company, Parent and Purchasers.

        At any time before the effective time of the Merger, each of the parties to the Merger Agreement may, by written instrument:

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  extend the time for the performance of any of the obligations or other acts of the other parties;

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  waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

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  subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained in the Merger Agreement.

        Prior to the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer, so long as the special committee exists, the Company may not agree to any such amendment, extension or waiver unless authorized by the special committee or, if the special committee no longer exists, by a majority of the Company's disinterested directors.

        Generally, the Merger Agreement does not provide for any rights or remedies relating to the Merger Agreement to any person other than the Company, Parent and Purchasers. However, the provisions described above under "—Indemnification and Insurance" are enforceable by the beneficiaries thereof. In addition, the provisions of the Merger Agreement relating to the payment of the merger consideration and the treatment of options, restricted shares and performance share units (i) will be enforceable by stockholders or holders of options, restricted shares and performance share units following the effective time of the Merger and (ii) will be enforceable by stockholders or holders of options, restricted shares and performance share units holding, in the aggregate, at least 10% of the aggregate shares of the Company's common stock then held by all holders other than Parent and its affiliates (assuming, for purposes of this calculation, the exercise of all then-outstanding options to acquire shares of the Company's common stock) from and after November 7, 2007 if the effective time of the Merger has not occurred by that date.

No Dissenters' Rights

        Holders of the Company's common stock are not entitled to dissenting stockholders' appraisal rights or other similar rights in connection with the Offer, and Purchasers expect that holders of the Company's common stock will not be entitled to dissenting stockholders' appraisal rights or other similar rights in connection with the Merger. The MGCL does not provide for appraisal rights or other similar rights to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. on the record date for determining stockholders entitled to vote on a merger or on the date notice of a short-form merger is given. Laureate's common stock is listed on the Nasdaq Global Select Market, which is a national securities exchange, and Purchasers expect to maintain this listing until the effective time of the Merger.

THE TENDER OFFER

1.    Terms of the Offer; Expiration Date.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment) and the Merger Agreement, Purchasers shall accept for payment and pay for shares of the Company's common stock validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date in accordance with the procedures set forth in "—Section 4. Withdrawal Rights". If the conditions to the Offer are satisfied or waived, L Curve will purchase shares of the Company's common stock validly tendered and not validly withdrawn pursuant to the Offer up to the number of shares of the Company's common stock that represents 49% of the outstanding shares of the Company's common stock, and M Curve would then purchase any remaining shares of the Company's common stock validly tendered and not validly withdrawn pursuant to the Offer. If the conditions to the Offer are satisfied or waived, Purchasers will purchase all shares of the Company's common stock validly tendered and not validly withdrawn as described above. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, July 6, 2007 unless Purchasers shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchasers, shall expire. The term "Acceptance Date" means the date on which Purchasers accept for payment shares of the Company's common stock pursuant to the Offer.

        This Offer is subject to the condition that, among other things, there shall have been validly tendered and not validly withdrawn before the Offer expires a number of shares of the Company's common stock which, when added to any shares of the Company's common stock already owned by Parent and its subsidiaries, represents a majority of the total number of outstanding shares of the Company's common stock on a fully diluted basis (which assumes conversion or exercise of all Company equity awards or other securities convertible into or exercisable or exchangeable for shares of the Company's common stock, regardless of the conversion or exercise price, the vesting schedule or other terms thereof and, with respect to the Company's performance shares, assumes that such awards shall be earned at the maximum target level set forth in the applicable Company stock plan) on the day the Offer expires, which we refer to as the "Minimum Condition," as well as the other conditions described in "The Tender Offer—Section 11. Certain Conditions to the Offer". Purchasers may terminate the Offer without purchasing any shares of the Company's common stock if certain events described in "The Tender Offer—Section 11. Certain Conditions to the Offer" occur.

        Subject to the terms of the Merger Agreement, Parent, on behalf of Purchasers, expressly reserves the right, in its sole discretion, to waive any of the conditions to Purchasers' obligation to purchase shares of the Company's common stock pursuant to the Offer and make any other changes in the terms and conditions of the Offer, provided that, without the prior consent of the Company, Parent shall not, and shall not cause Purchasers not to, (i) decrease the offer price or change the form of consideration payable in the Offer, (ii) decrease the number of shares of the Company's common stock sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition except to decrease the Minimum Condition to a number of shares of the Company's common stock which is not less than the number of such shares (the "Adjusted Minimum Number") that, when added to the number of shares of the Company's common stock beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by Parent, any of its partners or any of their respective affiliates, and any person that is party to the voting agreement described elsewhere in this offer to purchase, represents a majority of the outstanding shares of the Company's common stock, (iv) impose additional conditions on the Offer or (v) amend any other term of the Offer in any manner adverse to the holders of shares of the Company's common stock.

        Unless the Merger Agreement is terminated in accordance with its terms, if at any scheduled Expiration Date, any of the conditions of the Offer shall not have been satisfied or earlier waived by Purchasers (or Parent on their behalf), Purchasers may, in their sole discretion, extend the Offer and the Expiration Date for one or more periods. If requested by the Company, Purchasers will extend the Offer from time to time in increments of up to 5 business days (i) if the only condition to the Offer that has not been satisfied as of the scheduled Expiration Date is the Minimum Condition, except that Purchasers will not be required to extend the Offer due to this event beyond August 7, 2007, or (ii) if as of the scheduled Expiration Date, any restraint of the type described in paragraph (a) of "—Section 11. Certain Conditions to the Offer" has occurred and is continuing unless that restraint has become final and non-appealable. In no event will Purchasers be required to extend the Offer or the Expiration Date beyond September 21, 2007. There can be no assurance that Purchasers will exercise their rights to extend the Offer.

        Purchasers may, in their sole discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. Purchasers will accept for payment, and pay for, any shares of the Company's common stock that are validly tendered during any subsequent offering period. Holders of shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares. Purchasers reserve their right to provide a subsequent offering period, but have not currently determined whether they will provide a subsequent offering period.

        If Purchasers are delayed in their payment for the shares of the Company's common stock or are unable to pay for shares of the Company's common stock pursuant to the Offer for any reason, then, without prejudice to Purchasers' rights under the Offer, the Depositary may retain tendered shares of the Company's common stock on behalf of Purchasers, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "The Tender Offer—Section 4. Withdrawal Rights." However, the ability of Purchasers to delay the payment for shares of the Company's common stock which Purchasers have accepted for payment is limited by Rule 14e-1 promulgated under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

        Purchasers will accept for payment and pay for all shares of the Company's common stock validly tendered and not validly withdrawn pursuant to the Offer if all of the conditions to the Offer are satisfied or waived on the Expiration Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchasers may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of shares of the Company's common stock in a manner reasonably designed to inform such holders of such change), Purchasers shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

        If Purchasers make a material change in the terms of the Offer, or if they waive a material condition to the Offer, Purchasers will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. A minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer's soliciting fee. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

        If, on or before the Expiration Date, Purchasers increase the consideration being paid for shares of the Company's common stock accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose shares of the Company's common stock are purchased in the Offer, whether or not such shares were tendered before the announcement of the increase in consideration.

        Purchasers reserve the right to transfer or assign to one or more of Purchasers' affiliates, in whole or from time to time in part, the right to purchase all or any portion of the shares of the Company's common stock tendered into the Offer, but any such transfer or assignment will not relieve Purchasers (or Parent) of their obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for shares of the Company's common stock validly tendered and accepted for payment pursuant to the Offer.

        The Company has provided Purchasers with its stockholder and option holder lists and security position listings for the purpose of disseminating the Offer to holders of shares of the Company's common stock. This offer to purchase, the related letter of transmittal and other relevant materials will be mailed to record holders of shares of the Company's common stock, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing. The Schedule 14D-9 will also be included in the package of materials.

2.    Acceptance for Payment and Payment for Shares of the Company's Common Stock.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchasers will accept for payment, and will pay for, all shares of the Company's common stock validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, Purchasers expressly reserve the right to delay acceptance for payment of, or payment for, shares of the Company's common stock in order to comply in whole or in part with any other applicable law. If Purchasers desire to delay payment for shares of the Company's common stock accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, Purchasers will extend the Offer. In all cases, payment for shares of the Company's common stock tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such shares of the Company's common stock (the "Certificates") or timely confirmation of a book-entry transfer of such shares of the Company's common stock into the Depositary's account at DTC (a "Book-Entry Confirmation") pursuant to the procedures set forth in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock," (ii) the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal.

        For purposes of the Offer, Purchasers will be deemed to have accepted for payment, and thereby purchased, shares of the Company's common stock validly tendered and not validly withdrawn as, if and when Purchasers give oral or written notice to the Depositary, as agent for the tendering stockholders, of Purchasers' acceptance for payment of such shares of the Company's common stock pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for shares of the Company's common stock accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchasers and transmitting such payments to tendering stockholders whose shares of the Company's common stock have been accepted for payment.

        If any tendered shares of the Company's common stock are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more shares of the Company's common stock than are tendered, Certificates evidencing unpurchased shares of the Company's common stock will be returned, without expense to the tendering stockholder (or, in the case of shares of the Company's common stock tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in "The Tender Offer—Section 3. Procedures for Tendering of the Company's Common Stock," such shares of the Company's common stock will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.    Procedures for Tendering Shares of the Company's Common Stock.

        Except as set forth below, in order for shares of the Company's common stock to be validly tendered pursuant to the Offer, the letter of transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the letter of transmittal) and any other documents required by the letter of transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase and either (i) the Certificates evidencing tendered shares of the Company's common stock must be received by the Depositary at such address or such shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a letter of transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term "Agent's Message" means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of the Company's common stock which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Purchasers may enforce such agreement against such participant.

        401(k) Plan.    The following information regarding procedures relating to the 401(k) Plan has been provided by the Company. In order for shares of the Company's common stock to be tendered from the 401(k) Plan, 401(k) Plan participants (including beneficiaries and alternate payees) must direct the trustee of the 401(k) Plan to tender some or all of the shares of the Company's common stock allocated to the participants' account by completing the tendering instruction form in accordance with the form's instructions and the separate letter to the participants in the 401(k) Plan by noon, New York City time on the business day prior to the expiration of the Offer. All documents furnished to stockholders generally in connection with the Offer will be made available to 401(k) Plan participants. 401(k) Plan participants may not use the letter of transmittal to direct the tender of shares of the Company's common stock held under the 401(k) Plan, but instead, must use the tendering instruction form included with the separate instruction letter. If a 401(k) Plan participant also holds shares of the Company's common stock outside of the 401(k) Plan, then they must use the letter of transmittal to tender shares of the Company's common stock held outside of the 401(k) Plan and must direct the trustee of the 401(k) Plan in accordance with the tendering instruction form for shares of the Company's common stock held under the 401(k) Plan. The trustee of the 401(k) Plan, or its nominee, may impose a participant deadline several days in advance of the expiration of the Offer in order for its timely tender to be administratively feasible. 401(k) Plan participants must submit their directions to the trustee using one of the methods set forth in the tendering instruction form for receipt by the trustee no later than 12:00 noon, New York City time, on the business day prior to the Expiration Date, or no shares of the Company's common stock allocated to the participant's account will be tendered. The trustee of the 401(k) Plan is required under the terms of the 401(k) Plan to maintain the confidentiality of any Trustee Direction Form submitted by a 401(k) Plan participant. The trustee will follow your instructions unless it is determined that to do so would violate the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Book-Entry Transfer.    The Depositary will establish accounts with respect to the shares of the Company's common stock at DTC for purposes of the Offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of shares of the Company's common stock by causing DTC to transfer such shares of the Company's common stock into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of shares of the Company's common stock may be effected through book-entry transfer at DTC, either the letter of transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

        Signature Guarantees.    Signatures on all letters of transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), except in cases where shares of the Company's common stock are tendered (i) by a registered holder of shares of the Company's common stock who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the letter of transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the letter of transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Purchasers, proper evidence satisfactory to Purchasers of their authority to so act must be submitted. See Instructions 1 and 5 of the letter of transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender shares of the Company's common stock pursuant to the Offer and the Certificates evidencing such stockholder's shares of the Company's common stock are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares of the Company's common stock may nevertheless be tendered, provided that all the following conditions are satisfied:

          (i)    such tender is made by or through an Eligible Institution;

          (ii)    a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchasers, is received prior to the Expiration Date by the Depositary as provided below; and

          (iii)   the Certificates (or a Book-Entry Confirmation) evidencing all tendered shares of the Company's common stock, in proper form for transfer, in each case together with the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and any other documents required by the letter of transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which NASDAQ is open for business.

        The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchasers.

        In all cases, payment for shares of the Company's common stock tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such shares of the Company's common stock, or a Book-Entry Confirmation of the delivery of such shares of the Company's common stock, and the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the letter of transmittal, or an Agent's Message in the case of a book-entry transfer.

        The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares of the Company's common stock will be determined by Purchasers in their sole discretion. Purchasers reserve the absolute right to reject any and all tenders determined by them not to be in proper form or the acceptance for payment of which may, in the opinion of their counsel, be unlawful. Purchasers reserve the absolute right to waive any condition of the Offer (other than the Minimum Condition, the waiver or modification of which is limited as described above in "—Section 1. Terms of the Offer; Expiration Date"), and Purchasers reserve the absolute right to waive any defect or irregularity in the tender of any particular shares of the Company's common stock or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and Purchasers' interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of shares of the Company's common stock will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchasers. None of Purchasers, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification.

        Other Requirements.    By executing the letter of transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchasers as such stockholder's proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such stockholder's rights with respect to the shares of the Company's common stock tendered by such stockholder and accepted for payment by Purchasers (and with respect to any and all other shares of the Company's common stock or other securities issued or issuable in respect of such shares of the Company's common stock on or after the date of this offer to purchase). All such proxies shall be considered coupled with an interest in the tendered shares of the Company's common stock. Such appointment will be effective when, and only to the extent that, Purchasers accept such shares of the Company's common stock for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such shares of the Company's common stock (and such other shares of the Company's common stock and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchasers will, with respect to the shares of the Company's common stock for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchasers reserve the right to require that, in order for shares of the Company's common stock to be deemed validly tendered, immediately upon Purchasers' payment for such shares of the Company's common stock, Purchasers must be able to exercise full voting rights with respect to such shares of the Company's common stock.

        The acceptance for payment by Purchasers of shares of the Company's common stock pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchasers upon the terms and subject to the conditions of the Offer.

4.    Withdrawal Rights.

        Tenders of the shares of the Company's common stock made pursuant to the Offer are irrevocable except that such shares of the Company's common stock may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by Purchasers pursuant to the Offer, may also be withdrawn at any time after August 6, 2007. If Purchasers extend the Offer, are delayed in their acceptance for payment of shares of the Company's common stock or are unable to accept shares of the Company's common stock for payment pursuant to the Offer for any reason, then, without prejudice to Purchasers' rights under the Offer, the Depositary may, nevertheless, on behalf of Purchasers, retain tendered shares of the Company's common stock, and such shares of the Company's common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

        For a withdrawal to be effective, a written, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares of the Company's common stock to be withdrawn, the number of shares of the Company's common stock to be withdrawn and the name of the registered holder of such shares of the Company's common stock, if different from that of the person who tendered such shares of the Company's common stock. If Certificates evidencing shares of the Company's common stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares of the Company's common stock have been tendered for the account of an Eligible Institution. If shares of the Company's common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of the Company's common stock and must otherwise comply with DTC's procedures.

        Withdrawals of tenders of shares of the Company's common stock may not be rescinded, and shares of the Company's common stock properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares of the Company's common stock may be retendered by again following the procedures described in "The Tender Offer—Section 3. Procedures for Tendering Shares of the Company's Common Stock," at any time prior to the Expiration Date or during a subsequent offering period if one is provided.

        If a subsequent offering period is provided, no withdrawal rights will apply to shares of the Company's common stock tendered into the subsequent offering period and no withdrawal rights will apply during the subsequent offering period with respect to shares of the Company's common stock tendered in the Offer and accepted for payment.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchasers, in their sole discretion, whose determination will be final and binding. None of Purchasers, the Dealer Managers, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        Participants in the 401(k) Plan who wish to withdraw their shares of the Company's common stock should review the instruction materials for applicable deadlines.

5.    Certain United States Federal Income Tax Considerations.

        The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders of the Company's common stock whose shares of the Company's common stock are sold pursuant to the Offer or are converted into the right to receive cash in the Merger. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to the Company's stockholders. For purposes of this discussion, we use the term "U.S. holder" to mean a beneficial owner of shares of the Company's common stock that is, for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States or any of its political subdivisions;

  •
  a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        A "non-U.S. holder" is a person (other than a partnership) that is not a U.S. holder.

        If a partnership holds the Company's common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding the Company's common stock should consult its tax advisor.

        This discussion is based on current law, which is subject to change, possibly with retroactive effect. It applies only to beneficial owners who hold shares of the Company's common stock as capital assets, and may not apply to shares of the Company's common stock received in connection with the exercise of employee stock options or otherwise as compensation, stockholders who hold an equity interest, directly or indirectly, in Parent or the surviving corporation after the Merger, or certain types of beneficial owners who may be subject to special rules (such as insurance companies, banks, tax-exempt organizations, financial institutions, broker-dealers, partnerships, S corporations or other pass-through entities, mutual funds, traders in securities who elect the mark-to-market method of accounting, stockholders subject to the alternative minimum tax, stockholders that have a functional currency other than the U.S. dollar, or stockholders who hold the Company's common stock as part of a hedge, straddle or a constructive sale or conversion transaction). This discussion does not address the receipt of cash in connection with the cancellation of the restricted shares or options to purchase shares of the Company's common stock, or any other matters relating to equity compensation or benefit plans. This discussion also does not address any aspect of state, local or foreign tax laws.

        The U.S. federal income tax consequences set forth herein are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger. Because individual circumstances may differ, each stockholder should consult the stockholder's tax advisor regarding the applicability of the rules discussed above to the stockholder and the particular tax effects to the stockholder of the Offer and the Merger in light of such stockholder's particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of restricted shares or options to purchase shares of the Company's common stock, including the transactions described in this offer to purchase relating to the Company's other equity compensation and benefit plans.

U.S. Holders

        The sale of shares of the Company's common stock for cash in the Offer and the conversion of shares of the Company's common stock for the right to receive cash in the Merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, a U.S. holder whose shares of the Company's common stock are sold pursuant to the Offer or are converted into the right to receive cash in the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such shares (determined before the deduction of any applicable withholding taxes) and the stockholder's adjusted tax basis in such shares. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction). Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such shares is more than one year at the time of the consummation of the Offer or the Merger, as applicable. Long-term capital gains of individuals are eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses.

        Backup withholding of tax may apply to the cash received by a non-corporate stockholder in the Offer or the Merger, unless the U.S. holder provides a taxpayer identification number (social security number, in the case of individuals, or employer identification number, in the case of other stockholders), certifies that such number is correct, and otherwise complies with the backup withholding rules. U.S. holders should complete and sign the Substitute Form W-9, which will be included with the letter of transmittal to be returned to the Depositary to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder's federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner.

        Cash received in the Offer or the Merger will also be subject to information reporting unless an exemption applies.

Non-U.S. Holders

        Any gain realized on the receipt of cash in the Offer or the Merger by a non-U.S. holder generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  Laureate is or has been a "United States real property holding corporation" for U.S. federal income tax purposes and the non-U.S. holder owned more than 5% of Laureate's common stock at any time during the five years preceding the Merger.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the Offer or the Merger under regular graduated U.S. federal income tax rates. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Internal Revenue Code of 1986, as amended (the "Code") and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the Offer or the Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

        Laureate believes that it is not and has not been a "United States real property holding corporation" for U.S. federal income tax purposes.

        Backup withholding of tax may apply to the cash received by a non-corporate stockholder in the Offer or the Merger, unless the non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder in the manner described in the letter of transmittal (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code) or otherwise establishes an exemption in a manner satisfactory to the Depositary.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder's U.S. federal income tax liability, if any, provided that such non-U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner. Cash received in the Offer or the Merger will also be subject to information reporting, unless an exemption applies.

6.     Price Range of Shares of the Company's Common Stock.

        Laureate's common stock trades on NASDAQ under the ticker symbol "LAUR". The high and low trade prices for the periods indicated for the Company's common stock are set out in the following table. These prices are as reported by NASDAQ, and reflect inter-day price quotations, without retail mark-up, mark down or commission, and may not necessarily represent actual transactions.

	High	Low	Cash Dividend Declared
FISCAL YEAR ENDED DECEMBER 31, 2005
First Quarter	$48.20	$41.83	$—
Second Quarter	48.55	40.56	—
Third Quarter	50.51	41.39	—
Fourth Quarter	54.95	46.69	—
FISCAL YEAR ENDED DECEMBER 31, 2006
First Quarter	$55.22	$50.00	$—
Second Quarter	54.64	42.51	—
Third Quarter	49.40	40.52	—
Fourth Quarter	53.59	47.48	—
FISCAL YEAR ENDED DECEMBER 31, 2007
First Quarter	$62.15	$48.25	$—
Second Quarter (through June 7, 2007)	61.63	58.95	—

        The closing sale price of the Company's common stock on the Nasdaq Global Select Market on December 26, 2006, the last trading day prior to the submission by Mr. Becker of his offer for all of Laureate's common stock of $60.50 per share, was $49.56 per share. The closing sale price of the Company's common stock on the Nasdaq Global Select Market on January 4, 2007, the last trading day prior to the decision by the special committee to negotiate with Mr. Becker based on his offer of $60.50 per share, was $49.15 per share. The $62.00 offer price represents a premium of approximately 26% to the closing price on January 4, 2007 and an increase of $1.50 per share over the $60.50 per share price contemplated for the original merger agreement. The closing sale price of the Company's common stock on the NASDAQ on January 26, 2007, the last trading day prior to the execution of the original merger agreement and the public announcement of the Merger, was $54.41 per share. The closing sale price of the Company's common stock on the NASDAQ on June 1, 2007, the last trading date prior to the execution of the Merger Agreement, was $59.50 per share. The $62.00 per share offer price represents a premium of approximately 14% to the closing price on January 26, 2007, a premium of 3.1% to the closing price on June 1, 2007, a premium of approximately 4.2% to the average closing price for the 30 trading days ended June 1, 2007, a premium of approximately 4.6% to the average closing price for the 90 trading days ended June 1, 2007, and a premium of approximately 51.4% to the 52-week low closing price for the 12-month period ended June 1, 2007. On June 7, 2007, the most recent practicable date before this offer to purchase was printed, the closing price for the Company's common stock on the NASDAQ was $61.50 per share.

        Stockholders are urged to obtain a current market quotation for the shares of the Company's common stock.

7.     Certain Information Concerning the Company.

        The information concerning the Company contained in this offer to purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Purchasers or Parent is responsible for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchasers or Parent, except to the extent required by law.

        General.    Laureate is a Maryland corporation headquartered in Baltimore, Maryland. Laureate provides higher education programs and services to over 243,000 students through the leading global network of licensed campus-based and online higher education institutions. Laureate's educational services are offered through three separate reportable segments: Campus Based—Latin America ("Latin America"), Campus Based—Europe ("Europe") and Laureate Online Education. Latin America and Europe own or maintain controlling interests in eleven and ten separately licensed higher education institutions, respectively. The Latin America segment has locations in Mexico, Chile, Brazil, Peru, Ecuador, Honduras, Panama, and Costa Rica. The Europe segment has locations in Spain, Switzerland, France, Cyprus and Turkey. The Laureate Online Education segment provides career-oriented degree programs through Walden University, Laureate Education Online BV and Canter and Associates, LLC.

        The principal executive office of the Company is located at 1001 Fleet Street, Baltimore, MD 21202 and its telephone number is (410) 843-6100.

        Intent to Tender.    As of the date hereof, all of the directors of the Company have entered into tender agreements and agreed to tender all of their shares of the Company's common stock into the Offer, other than Messrs. Becker, Hoehn-Saric and Miller, who have agreed pursuant to the voting agreement to vote their shares in favor of the approval of the Merger and the Merger Agreement and not to tender their shares of the Company's common stock into the Offer. The Company has informed Purchasers that to its knowledge, all executive officers of the Company (other than Mr. Becker) intend to either tender their shares of the Company's common stock into the Offer or vote such shares in favor of the approval of the Merger and the Merger Agreement. Except as stated in the preceding sentences, as of the date hereof, Purchasers do not know whether or not any executive officers or affiliates of the Company intend to tender their shares of the Company's common stock into the Offer.

        Available Information.    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC's regional office located at 3 World Financial Center, Room 4-300, New York, New York 10281-1022. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the SEC and other information concerning the Company are available for inspection at the offices of the NASDAQ located at One Liberty Plaza, 50th Floor, New York, New York 10006.

        Information about Laureate may be also obtained from the Company's website at www.laureate-inc.com. Laureate's website is provided as an inactive textual reference only. Information contained on the Company's website is not incorporated by reference into, and does not constitute any part of, this offer to purchase.

        Historical Selected Financial Information.    The selected consolidated financial data for the three months ended March 31, 2007 and March 31, 2006 and for the years ended December 31, 2006 and 2005 are extracted from, and should be read in conjunction with, the consolidated financial statements and notes thereto contained in the Company's Quarterly Report on Form 10-Qs for the quarterly period ended March 31, 2007 filed with the SEC on May 7, 2007 and for the quarterly period ended March 31, 2006 filed with the SEC on May 10, 2006, respectively, and the Company's Annual Reports on Form 10-K, as amended, for the year ended December 31, 2006 filed with the

SEC on March 1, 2007 and for the year ended December 31, 2005 filed with the SEC on March 23, 2006, respectively. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial conditions and results of operations) and other documents filed by Laureate with the SEC, and the following is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above. These documents are incorporated by reference in this offer to purchase. See "—Available Information." Parent and Purchasers take no responsibility for the information below taken from the Company's Annual Reports or Quarterly Reports.

        The Company consummated several significant purchase business combinations in the two-year period ended December 31, 2006. These business combinations affect the comparability of the amounts presented. The Company also restated its 2005 financial statements due to a voluntary change in revenue recognition. Refer to Note 2 to the Company's consolidated financial statements contained in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on March 1, 2007 for further discussion. Additionally, the accompanying financial data presents the continuing operations of the Company, and excludes the results of operations of several businesses that were sold during the periods presented. Note 4 to the Company's consolidated financial statements contained in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on March 1, 2007 describes the operations that were discontinued.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
(Dollar amounts in thousands, except per share data)

	Three Months Ended March 31,
			Year Ended December 31,
	2007 (Unaudited)	2006 (Unaudited) As restated
			2006	2005
	(1)	(1)(4)	(1)(2)(4)	(1)(2)(3)
Revenues
Total revenues	$283,524	$235,110	$1,145,761	$875,824
Costs and Expenses
Direct costs	272,931	225,360	951,283	715,958
General and administrative expenses	11,036	9,851	46,079	28,996
Transaction costs	9,303	—	—	—

Total costs and expenses	293,270	235,211	997,362	744,954

Operating (loss) income	(9,746)	(101)	148,399	130,870
Other income (expense)
Interest and other income	6,095	3,722	28,336	11,789
Interest expense	(7,598)	(4,121)	(37,064)	(10,440)
Foreign currency exchange (loss) gain	(332)	(111)	4,823	(1,503)

	(1,835)	(510)	(3,905)	(154)

(Loss) Income from continuing operations before income taxes, minority interest, and equity in net income (loss) of affiliates	(11,581)	(611)	144,494	130,716
Income tax benefit (expense)	1,646	(232)	(24,108)	(19,667)
Minority interest in income of consolidated subsidiaries, net of tax	(1,492)	(2,318)	(11,420)	(24,154)
Equity in net (loss) income of affiliates, net of tax	(189)	(109)	(555)	(535)

(Loss) Income from continuing operations	$(11,616)	$(3,270)	$108,411	$86,360

Earnings available to common shareholders:
(Loss) Income from continuing operations	$(11,616)	$(3,270)	$108,411	$86,360
Effect of minority put arrangements	(14,761)	—	(4,214)	—

(Loss) Income from continuing operations available to common shareholders	$(26,377)	$(3,270)	$104,197	$86,360
Net (loss) income	$(11,185)	$(3,178)	$105,623	$75,797
Net (loss) income available to common shareholders	$(25,946)	$(3,178)	$101,409	$75,797
(Loss) Income from continuing operations per common share—basic	$(0.23)	$(0.06)	$2.12	$1.74
(Loss) Income from continuing operations per common share—diluted	$(0.23)	$(0.06)	$2.04	$1.66
Net (loss) income per common share—basic	$(0.22)	$(0.06)	$2.06	$1.53
Net (loss) income per common share—diluted	$(0.22)	$(0.06)	$1.99	$1.46
(Loss) Income from continuing operations available to common shareholders per common share—basic	$(0.51)	$(0.06)	$2.03	$1.74
(Loss) Income from continuing operations available to common shareholders per common share—diluted	$(0.51)	$(0.06)	$1.96	$1.66
Net (loss) income available to common shareholders per common share—basic	$(0.50)	$(0.06)	$1.98	$1.53
Net (loss) income available to common shareholders per common share—diluted	$(0.50)	$(0.06)	$1.91	$1.46
Consolidated Balance Sheet Data:
Cash and cash equivalents and restricted cash	$113,493	$141,634	$130,589	$105,106
Net working deficit	(136,204)	(148,992)	(173,967)	(141,518)
Current assets	494,254	450,836	435,387	413,636
Non-current assets	1,845,900	1,417,034	1,767,626	1,362,492
Intangible assets and deferred costs, net	900,450	684,188	871,957	656,426
Total assets	2,340,154	1,867,870	2,203,013	1,776,128
Long-term debt and due to shareholders of acquired companies, including current portion, and other long-term liabilities	608,466	256,550	534,989	251,923
Current liabilities	630,458	599,828	609,354	555,154
Non-current liabilities	565,582	186,813	417,540	170,142
Minority interest	61,193	83,748	45,424	72,354
Stockholders' equity	1,082,921	997,481	1,130,695	978,478

(1)
Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123 (revised 2004) ("FAS 123R") using the modified prospective transition method and therefore has not restated results for prior periods. During 2006 and 2005, the Company recorded non-cash stock compensation expense related to the modification of stock options, as discussed further in Note 3 to the consolidated financial statements in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and April 30, 2007. As a FAS 123R required disclosure in 2006, non-cash compensation expense is included in the segment margins for 2007, 2006 and 2005.

(2)
During 2006 and 2005, the Company completed significant acquisitions as discussed further in Note 5 to the consolidated financial statements in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and April 30, 2007.

(3)
Effective January 1, 2006, the Company made a voluntary preferential change in its revenue recognition policies regarding semester-based tuition for its campus-based universities, as further described in Note 2 to the consolidated financial statements in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and April 30, 2007.

(4)
In the fourth quarter of 2006, the Company reevaluated the accounting for and the financial statement presentation of new and pre-existing put and call option agreements entered into in connection with certain acquisitions. The first quarter of 2006 has been restated to reflect the proper accounting for these pre-existing put and call agreements. This restatement is further described in Notes 2 and 17 to the consolidated financial statements in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2006 filed with the SEC on March 1, 2007 and April 30, 2007.

        Book Value Per Share    The Company's net book value per share as of March 31, 2007 was $20.98, which is substantially below the $62.00 per share offer price.

        Projected Financial Information    As described in the Schedule 14D-9, certain members of the Investor Group were provided certain internal financial forecasts in connection with the evaluation of the transaction, as summarized in the Schedule 14D-9 under "Item 8. Additional Information—Other Material Information—Projected Financial Information." None of Parent, Purchaser or the Investor Group were involved in preparing or is responsible for the information contained in such internal financial forecasts or the summary thereof contained in the Schedule 14D-9.

8.    Certain Information Concerning Purchasers and their Affiliates.

        Each of L Curve and M Curve is a Maryland corporation that was formed on January 25, 2007 and May 29, 2007, respectively, solely for the purpose of completing the proposed Offer and Merger. Upon the consummation of the Merger, each of L Curve and M Curve will cease to exist and Laureate will continue as the surviving corporation. Until immediately prior to the time Purchasers purchase shares of the Company's common stock pursuant to the Offer, it is not anticipated that Purchasers will have any significant assets or liabilities or engage in activities other than those incidental to Purchasers' formation and capitalization and the transactions contemplated by the Offer and the Merger. Each of Purchasers is a direct subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. Parent is an Alberta limited partnership and its equity is owned by its general partner, Wengen Investments Limited, and the Investor Group. The principal office address of each of Purchasers and Parent is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019. The telephone number at the principal office is 212-750-8300.

        Each of Purchasers was formed solely for the purpose of investing in the Company and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. Parent was formed on January 28, 2000 and has served as a holding company for investments. Each of Purchasers and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing commitments. See "The Tender Offer—Section 9. Source and Amount of Funds". The Investor Group has committed an aggregate of approximately $2.1 billion in cash as equity capital to Parent solely in connection with completion of the Offer.

        The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Purchasers and their affiliates are set forth in Schedule A hereto. Except as set forth elsewhere in this offer to purchase (including Schedule A hereto), (i) none of Purchasers nor, to the best of their knowledge, any of the entities or persons listed in Schedule A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of Purchasers nor, to the best of their knowledge, any of the entities or persons listed in Schedule A hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Except as set forth elsewhere in this offer to purchase (including Schedule A hereto), (i) none of Purchasers nor, to the knowledge of Purchasers, any of the entities or persons listed in Schedule A hereto, beneficially owns or has a right to acquire any shares of the Company's common stock or any other equity securities of the Company, and (ii) none of Purchasers nor, to the knowledge of Purchasers, any of the entities or persons referred to in clause (i) above, has effected any transaction in the shares of the Company's common stock or any other equity securities of the Company during the past 60 days.

        Except as set forth elsewhere in this offer to purchase (including Schedule A hereto), (i) neither Purchasers nor, to the knowledge of Purchasers, any of the entities or persons listed on Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this offer to purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchasers or, to the knowledge of Purchasers, any of the entities or persons listed in Schedule A hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

9.    Source and Amount of Funds.

        Purchasers estimate that the total amount of funds necessary to consummate the proposed Offer and Merger and the related transactions is approximately $4.1 billion (which amount includes the value of shares of the Company's common stock to be contributed to Parent by the Rollover Investors and debt on the Company's balance sheet that will remain after consummation of the Merger), consisting of approximately $3.4 billion to be paid to Laureate's stockholders and holders of other equity-based interests in Laureate and $530 million of existing indebtedness, with the remaining funds to be used to act as a reserve to fund capital expenditures and acquisitions and to pay customary fees and expenses in connection with the proposed Offer and Merger, the financing arrangements and the related transactions.

        Pursuant to the Merger Agreement, Parent and Purchasers are obligated to use their reasonable best efforts to obtain the debt financing described below as promptly as practicable. In the event that any portion of the debt financing becomes unavailable on the terms contemplated in the agreements in respect thereof, each of Parent with Purchasers are obligated to use its reasonable best efforts to arrange alternative financing from alternative sources on terms no less favorable, taken as whole, to Parent and Purchasers (as determined in the reasonable judgment of Parent).

        No alternative financing arrangements or alternative financing plans have been made in the event that the financing arrangements described below are not available as anticipated.

        The following arrangements are intended to provide the necessary financing for the Offer and the Merger:

Equity Financing

        Parent has received equity commitment letters from investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co., S.A.C. Capital Management, LLC, Moore Capital Management, LLC, Citi Private Equity, Makena Capital Management LLC, Torreal Sociedad de Capital Riesgo de Régimen Simplificado S.A., SPG Partners, LLC, Vulcan Capital Education Holdings LLC, Brenthurst Funds, Sterling Partners, Demeter Holdings Corporation, Stockwell Fund, L.P., and Morgan Creek Partners II, LP, as well as Bregal Europe Co-Investment L.P., Caisse de dépôt et placement du Québec, and Citigroup Global Markets pursuant to which these funds and entities have committed to contribute an aggregate of approximately $2.1 billion in cash to Parent in exchange for a percentage ownership interest in Parent that will be calculated on a pro rata basis, based on commitments by the Investor Group and the valuation of any shares of the Company's common stock to be contributed to Parent. The parties to the equity commitment letters have the right to assign all or a portion of their obligations under the equity commitment letters to one or more of their respective affiliates or entities with which they share a common investment advisor that agree to assume the obligations under the equity commitment letters, provided that the assigning parties shall remain obligated to perform their respective obligations to the extent not performed by such assignees. In addition, Citigroup Global Markets' committed amount may be reduced, effective at the Acceptance Date, in connection with the syndication of all or a portion of that committed amount to other investors. The obligation to fund commitments under each of the equity commitment letters is subject to the satisfaction or waiver by Parent of the conditions precedent to Parent's obligation to consummate the Offer. The Company is an express third party beneficiary of each of the equity commitment letters and is entitled to enforce the obligations of the parties to the equity commitment letters directly against such parties in the event of a willful and material breach of such obligations, but only to the extent of such party's cash commitment thereunder. The equity commitment letters terminate 30 days following the valid termination of the Merger Agreement.

        In addition, in connection with the Merger, the Rollover Investors have committed to contribute shares of the Company's common stock which have an aggregate value of approximately $40.9 million in exchange for a percentage ownership interest in Parent that will be calculated on a pro rata basis, based on cash commitments by the Investor Group and the valuation of any shares of the Company's common stock to be contributed to Parent. Each of Messrs. Becker and Hoehn-Saric has agreed, in connection with the Merger, to cancel his options to purchase shares of the Company's common stock and performance share units, as applicable, in exchange for L Curve or the surviving corporation establishing a new deferred compensation plan for each of them, under which plans these two individuals will have rights to receive cash payments in the future, which plans will have an aggregate initial value of approximately $126.7 million, assuming Messrs. Becker and Hoehn-Saric do not exercise any options to purchase shares of the Company's common stock prior to the consummation of the Merger. The obligations of the Rollover Investors with respect to the contribution of shares of the Company's common stock and the obligations of Messrs. Becker and Hoehn-Saric with respect to the cancellation of their options and, in the case of Mr. Becker, his performance share units, are subject to the satisfaction or waiver by Parent of the conditions precedent to Parent's obligation to consummate the Merger. The shares contributed to Parent by or on behalf of the Rollover Investors will be canceled and retired in connection with the Merger, and will not be entitled to receive any merger consideration upon consummation of the Merger. The Company is an express third party beneficiary of each of the commitment letters of the Rollover Investors and is entitled to enforce such obligations directly against the applicable party in the event of a willful and material breach of such obligations, but only to the extent of each party's respective commitment. Parent and each of the members of the Investor Group agreed to use commercially reasonable efforts to (a) structure the contribution by Mr. Becker of shares of the Company's common stock to Parent in exchange for equity interests in Parent as a tax-free exchange (other than with respect to any cash received by Mr. Becker in the Merger) to the extent permitted by law, (b) structure the other elements of the equity incentive plan for Mr. Becker in a tax efficient manner and (c) structure such contribution of equity and other elements of such equity incentive plan so as to avoid adverse accounting consequences for Parent, Laureate and any of their respective subsidiaries; provided, however, that under no circumstances shall any member of the Investor Group be required to take any action or agree to any amendment, waiver or modification of the Merger Agreement or any related agreement if such action or amendment, waiver or modification would be adverse to such person or any member of the Investor Group. The commitments of the Rollover Investors terminate 30 days following the valid termination of the Merger Agreement.

Debt Financing

        L Curve has received a debt commitment letter, dated as of June 3, 2007, from Goldman Sachs Credit Partners L.P. ("GSCP"), Citigroup Global Markets and/or any of its affiliates, Credit Suisse ("CS"), Credit Suisse Securities (USA) LLC (" CS Securities"), JPMorgan Chase Bank, N.A.

("JPMCB") and J.P. Morgan Securities Inc. ("JPMSI" and, together with GSCP, Citigroup Global Markets, CS, CS Securities and JPMCB, the "Debt Financing Sources") pursuant to which, subject to the conditions set forth therein:

        In connection with the Offer, each of GSCP, Citigroup Global Markets, CS and JPMCB has severally and not jointly committed to provide to L Curve and M Curve up to an aggregate of $1,622 million of a margin loan credit facility for the purpose of financing a portion of the Offer and paying fees and expenses incurred in connection with the Offer.

        In connection with the Merger:

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  each of GSCP, Citigroup Global Markets, CS and JPMCB has severally and not jointly committed to provide to Laureate or L Curve up to an aggregate of $1,335 million of senior secured credit facilities for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of Laureate and its subsidiaries, refinancing amounts outstanding under the margin loan facility, paying fees and expenses incurred in connection with the Offer and the Merger and providing ongoing working capital and for other general corporate purposes of Laureate and its subsidiaries following consummation of the Merger;

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  each of GSCP, Citigroup Global Markets, CS and JPMCB has severally and not jointly committed to provide to Laureate or L Curve up to an aggregate of $725 million of senior unsecured increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of Laureate and its subsidiaries, refinancing amounts outstanding under the margin loan facility and paying fees and expenses incurred in connection with the Offer and the Merger; and

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  each of GSCP, Citigroup Global Markets, CS and JPMCB has severally and not jointly committed to provide to Laureate or L Curve up to an aggregate of $325 million of senior subordinated increasing rate loans under a bridge facility for the purpose of financing the Merger, repaying or refinancing certain existing indebtedness of Laureate and its subsidiaries, refinancing amounts outstanding under the margin loan facility and paying fees and expenses incurred in connection with the Offer and the Merger.

        The debt commitments, which, in the aggregate, total approximately $4,007 million (including the margin loan facility in an aggregate principal amount of up to $1,622 million and the permanent financing facilities that will, among other things, replace the margin loan facility in an aggregate principal amount of up to $2,385 million), expire the earlier of (a) 180 days after the initial purchase of shares pursuant to the Offer and (b) December 21, 2007. The documentation governing the margin loan facility, the senior secured credit facilities and the bridge facilities has not been finalized and, accordingly, the actual terms of such facilities may differ from those described in this offer to purchase.

Margin Loan Facility

        Conditions Precedent.    The effectiveness of the margin loan facility is subject to the satisfaction or waiver of a number of conditions, including, without limitation, execution and delivery of definitive documentation, closing certificates, solvency certificates, opinions and documentation and information mutually agreed to be required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

        The availability of the margin loan facility is subject to the satisfaction or waiver of a number of conditions, including, without limitation, delivery of notice, accuracy of representations and warranties in all material respects and absence of defaults, including (i) compliance with the Merger Agreement requirement to purchase shares of common stock of Laureate pursuant to the Offer representing at least the Adjusted Minimum Number, (ii) compliance with margin loans regulation, and (iii) perfection of security interests concurrent with relevant purchase.

        General.    The borrowers under the margin loan facility will be L Curve and M Curve. The margin loan facility will be in an aggregate principal amount of up to $1,622 million and will mature on the earlier of (a) the consummation of the Merger and (b) 180 days after the initial takedown of the Offer. The lenders under the margin loan facility will fund 50% of the purchase price of the shares of the Company's common stock purchased in the Offer.

        GSCP and Citigroup Global Markets have been appointed as joint lead arrangers and joint bookrunners for the margin loan facility. GSCP will act as sole administrative agent for the margin loan facility. In addition, additional agents or co-agents for the margin loan facility may be appointed.

        Interest Rate and Fees.    Loans under the margin loan facility will bear interest, at the borrower's option, at (1) a rate equal to LIBOR (London Interbank Offered Rate) plus an applicable margin or (2) a rate equal to the higher of (a) the prime rate of Goldman Sachs Credit Partners L.P. and (b) the federal funds effective rate plus 0.50%, plus (in either case) an applicable margin. L Curve has agreed to pay to the Debt Financing Sources a commitment fee upon the initial funding of the margin loan facility and a funding fee on the date of each funding of the margin loan facility.

        Prepayments and Amortization.    The borrowers will be permitted to make voluntary prepayments at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The borrowers are not required to make any mandatory prepayments of loans under the margin loan facility. The loans under the margin loan facility will not be subject to amortization payments.

        Guarantees and Security.    The obligations of the borrowers under the margin loan facility will not be guaranteed, but will be secured by a first priority perfected security interest in (a) the shares of the Company's common stock purchased in the Offer and (b) deposit accounts or other bank or securities accounts and cash of the borrowers.

        Other Terms.    The margin loan facility will contain customary representations and warranties and customary affirmative and negative covenants applicable to each borrower and their respective subsidiaries (including Laureate), including restrictions limiting the scope of activities of (a) the borrowers to engaging in the activities related to the Offer, the Merger and the related transactions and (b) each borrower's respective subsidiaries (including Laureate) to activities in the ordinary course of business and certain other activities that are contemplated by the Merger Agreement. The margin loan credit agreement will not contain any financial maintenance covenants. The margin loan facility will also include events of default customary for financings of this kind.

Conditions Precedent to the Permanent Debt Facilities

        The availability of the senior secured credit facilities and the bridge facilities is subject to the satisfaction or waiver of a number of conditions, including, without limitation:

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  consummation of the Merger in accordance with the Merger Agreement and no provision thereof having been waived or amended in a manner materially adverse to the lenders (including without limitation the marketing period condition) without the reasonable consent of the Debt Financing Sources;

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  execution and delivery of definitive documentation, closing certificates, solvency certificates and opinions with respect to the senior credit facilities and bridge facilities;

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  consummation of the equity contributions, which (to the extent constituting other than common equity interests) must be on terms and conditions and pursuant to documentation reasonably satisfactory to the Debt Financing Sources to the extent material to the interests of the lenders;

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  delivery of certain audited, unaudited and pro forma financial statements; provided that this condition is no longer a condition precedent after (x) October 31, 2007 or (y) if the failure to deliver such financial statements is due to Parent's or L Curve's failure to comply with its obligations under the financing cooperation covenant in the Merger Agreement;

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  absence of any competing issues of debt securities or commercial bank or other credit facilities being offered, placed or arranged (other than the high-yield notes) prior to and during the syndications of the senior secured credit facilities or bridge facilities;

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  delivery of documentation and information mutually agreed to be required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the PATRIOT Act; and

  •
  subject to certain exceptions, guarantees shall have been executed by the guarantors described below, and shall be in full force and effect and, with respect to the senior secured credit facilities, all documents and instruments required to perfect security interests in collateral shall have been executed and delivered and be in proper form for filing and none of the collateral shall be subject to any other pledges, security interest or mortgages, except for certain permitted liens.

Senior Secured Credit Facilities

        General.    The borrower under the senior secured credit facilities will be L Curve or Laureate initially, and Laureate, as the surviving corporation in the Merger, upon consummation of the Merger, and one or more of its subsidiaries. The senior secured credit facilities will comprise a $650 million senior secured term loan facility with a term of seven years, a $100 million senior secured delayed draw term loan facility, which will mature on the seventh anniversary of the consummation of the Merger and a $400 million senior secured multi-currency revolving credit facility with a term of seven years. The senior secured term loan facility may be increased by the amount of accrued and unpaid interest on the margin loan facility on the closing date in an aggregate principal amount not to exceed $110 million. The revolving credit facility will include sublimits for the issuance of letters of credit and swingline loans and will be available in U.S. dollars, Euros and other currencies to be agreed upon. To the extent a letter of credit in an aggregate principal amount of up to $75 million is issued under the Company's existing credit agreement to satisfy the requirements of the U.S. Department of Education in connection with the initial purchase of shares of the Company's common stock pursuant to the Offer, such letter of credit shall be assumed as a letter of credit under a new synthetic letter of credit facility under the senior secured credit facilities.

        GSCP and Citigroup Global Markets have been appointed as joint lead arrangers and joint bookrunners for the senior secured credit facilities. GSCP will act as the sole administrative agent for the senior secured credit facilities. In addition, additional agents or co-agents for the senior secured credit facilities may be appointed prior to consummation of the Merger.

        Interest Rate and Fees.    Loans under the senior secured credit facilities are expected to bear interest, at the borrower's option, at (1) a rate equal to LIBOR (London Interbank Offered Rate) (or in the case of loans denominated in Euros, EURIBOR (Euro Interbank Offered Rate)) plus an applicable margin or (2) a rate equal to the higher of (a) the prime rate of Goldman Sachs Credit Partners L.P. and (b) the federal funds effective rate plus 0.50%, plus (in either case) an applicable margin. After the consummation of the Merger, the applicable margins will be subject to decrease pursuant to a leverage-based pricing grid.

        In addition, Laureate will pay customary commitment fees (subject to a decrease based on leverage), letter of credit fees under the revolving credit facility and fees under the synthetic letter of credit facility, if any. Upon the initial funding of the senior secured credit facilities, L Curve has also agreed to pay an underwriting fee to the Debt Financing Sources.

        Prepayments and Amortization.    The borrower will be permitted to make voluntary prepayments at any time, without premium or penalty (other than LIBOR breakage costs, if applicable), and required to make mandatory prepayments of term loans with (1) net cash proceeds of non-ordinary course asset sales and insurance and condemnation proceeds (subject to reinvestment rights and other exceptions), (2) net proceeds of issuances of debt (other than permitted debt) and (3) a percentage of Laureate's excess cash flow (to be defined). The term loans will also have required interim amortization payments, payable quarterly, with the balance payable at the final maturity date of such term loans.

        Guarantors.    All obligations under the senior secured credit facilities will be guaranteed by each existing and future direct and indirect, wholly owned domestic subsidiary of Laureate (other than certain immaterial subsidiaries to be agreed upon, other subsidiaries treated as unrestricted as to be decided and any subsidiary that owns or operates a school) and, in the case of any obligations of additional borrowers, by the borrower, in each case only to the extent permitted by applicable law, regulation and contract and to the extent such guarantee would not result in adverse tax or accreditation consequences. If any guarantee (other than a domestic guarantee) is not provided at the time of consummation of the Merger despite the use of commercially reasonable efforts to do so, the delivery of the guarantee will not be a condition precedent to the availability of the senior secured credit facilities on the date on which the Merger is consummated, but instead will be required to be delivered following the date on which the Merger is consummated pursuant to arrangements to be agreed upon.

        Security.    The obligations of the borrowers and the guarantors under the senior secured credit facilities will be secured, subject to permitted liens and other agreed upon exceptions, by all the capital stock of the first-tier subsidiaries owned by Laureate and each guarantor of such facilities (limited, in the case of foreign subsidiaries, to 66% of the voting stock of such subsidiaries) and substantially all present and future tangible and intangible assets of Laureate and each other guarantor. If the security (other than any domestic stock pledge and any security interest capable of perfection by the filing of a Uniform Commercial Code financing statement) is not provided on the date on which the Merger is consummated despite the use of commercially reasonable efforts to do so, the delivery of the security will not be a condition precedent to the availability of the senior secured credit facilities on the date on which the Merger is consummated, but instead will be required to be delivered following such date pursuant to arrangements to be agreed upon.

        Other Terms.    The senior secured credit facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, investments and acquisitions, sales of assets, mergers and consolidations, dividends and other distributions on or redemptions of stock and prepayments of certain subordinated indebtedness. The senior secured credit agreement will not contain any financial maintenance covenants, but the availability of certain baskets and other actions will be subject to compliance with an incurrence test. The senior secured facilities will also include customary events of default, including a change of control default.

High-Yield Debt Financing

        Either L Curve or Laureate is expected to issue (i) $725 million in aggregate principal amount of senior unsecured notes and (ii) $325 million in aggregate principal amount of senior subordinated notes. The notes will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered in the United States absent registration under, or an applicable exemption from the registration requirements of, the Securities Act. The senior unsecured and senior subordinated notes will be offered to "qualified institutional buyers," as such term is defined in Rule 144A under the Securities Act, and to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

Bridge Facility

        If the offering of notes by either L Curve or Laureate is not consummated substantially concurrently with the consummation of the Merger, the Debt Financing Sources have committed to provide to L Curve or Laureate: (i) up to $725 million in loans under a senior unsecured bridge facility and (ii) up to $325 million in loans under a senior subordinated bridge facility. After consummation of the Merger, Laureate will be the borrower under the bridge facilities.

        If the bridge loans are not paid in full on or before the first anniversary of the effective time of the Merger, the senior unsecured bridge loans will convert into extended term loans maturing on the eighth anniversary of the effective time of the Merger and the senior subordinated bridge loans will convert into extended term loans maturing on the tenth anniversary of the effective time of the Merger. Holders of any such senior unsecured or senior subordinated extended term loans may choose to exchange such loans for exchange notes maturing on the eighth and tenth anniversary of the effective time of the Merger, respectively, and also may, if necessary for the sale of such exchange notes to an unaffiliated third party, fix the interest rate on any such exchange notes. The borrower would be required to register any exchange notes for public resale under a registration statement in compliance with applicable securities laws.

        The bridge loans will bear interest at a floating rate equal to LIBOR plus a spread that increases over time, and will contain covenants customary for financings of this type, including covenants restricting the ability of the borrower, among other things and subject to exceptions, to incur or repay certain debt, to make dividends, distributions or redemptions and to incur liens. The borrower will be able to pay interest from time to time on up to $450 million of the senior unsecured bridge loans by issuing additional loans or exchange notes in an amount equal to the interest then due.

        The borrower will be required to prepay the bridge loans, to prepay or offer to prepay the extended loans and to redeem or offer to purchase the exchange notes under certain circumstances, including upon certain non-ordinary course asset sales and receipt of insurance and condemnation proceeds or certain incurrences of debt (in each case, with certain exceptions) and upon a change of control of Laureate.

        GSCP and Citigroup Global Markets have been appointed as joint lead arrangers and the Debt Financing Sources shall have been appointed as joint bookrunners for the bridge facilities. GSCP will act as the sole administrative agent for the bridge facilities. In addition, additional agents or co-agents for the bridge facilities may be appointed prior to consummation of the Merger.

        Each of Messrs. Becker and Hoehn-Saric has received a debt commitment letter from Goldman Sachs in an amount of up to $28.9 million and from Citigroup Global Markets in an amount of up to $17.9 million for the purpose of financing the exercise of stock options held by Messrs. Becker and Hoehn-Saric, including related withholding taxes. In each case, the amount of the facility will not exceed 50% of the initial market value of the collateral provided. The commitments to provide these facilities are subject to the satisfaction or waiver of a number of conditions including, without limitation, the execution and delivery of definitive documentation. Loans under the Goldman Sachs facilities will bear interest at an annual rate equal to overnight LIBOR plus 0.50%, while loans under the Citigroup Global Markets facility will bear interest at an annual rate equal to three month LIBOR plus 0.75%. Loans under the Goldman Sachs facility, plus accrued interest thereon, are due immediately upon completion of the Merger (provided that the term of the loan will not exceed six months). Interest on loans under the Citigroup Global Markets facilities is payable quarterly, with no stated maturity date. A fee of 0.125% of the loan amount is payable under each of the Citigroup Global Markets facilities upon repayment of the related loan.

10.    Dividends and Distributions.

        The Merger Agreement provides that prior to the date on which Purchasers purchase shares of the Company's common stock pursuant to the Offer, the Company shall not (i) split, combine or reclassify any securities of the Company or its subsidiaries or amend the terms of any securities of the Company or its subsidiaries, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any securities of the Company or its subsidiaries other than a dividend or distribution by a subsidiary in the ordinary course of business, or (iii) grant, issue or offer to grant or issue any securities of the Company or its subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any securities of the Company or its subsidiaries, other than as permitted under the Merger Agreement.

        The Merger Agreement provides that if prior to the effective time of the Merger the number of shares of the Company's common stock is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the offer price (with respect to any such event effective prior to the Expiration Date) and the merger consideration shall be correspondingly adjusted.

11.    Certain Conditions to the Offer.

        Notwithstanding any other provisions of the Offer, Purchasers shall not be required to, and Parent shall not be required to cause Purchasers to, accept for payment or, subject to any applicable rules and regulations of the SEC, including, without limitation, Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered shares of the Company's common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if (i) the Minimum Condition shall not have been satisfied, or (ii) at any time on or after the date of the Merger Agreement and prior to the date on which Purchasers accept shares of the Company's common stock for payment pursuant to the Offer, any of the following events shall occur (and, except in the case of the conditions set forth in paragraphs (f), (g) or (h), be continuing):

        a)    there shall be any restraint (meaning a temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law) in effect which prohibits, restrains or renders illegal the consummation of the Offer or the Merger;

        b)    except for matters disclosed in the Disclosure Schedules delivered in connection with the Merger Agreement or in specified filings made by the Company with the SEC, the Company's representations and warranties with respect to its capitalization (except for certain representations given by the Company regarding the absence of certain obligations to provide funds to the Company's subsidiaries or joint ventures) shall not be true in all material respects as of the date applicable to such representation and warranty in the Merger Agreement and as of the Expiration Date as if made at and as of the Expiration Date; provided that any representations made by the

Company as of a specific date other than the date of the original merger agreement need only be so true and correct (subject to such qualifications) as of the date made;

        c)     except for matters disclosed in the Disclosure Schedules delivered in connection with the Merger Agreement or in specified filings made by the Company with the SEC, all other representations and warranties made by the Company in the Merger Agreement shall not be true and correct as of the date applicable to such representation and warranty in the Merger Agreement and as of the Expiration Date as if made at and as of such time (without giving effect to any qualification as to "materiality" or "material adverse effect" set forth in such representations and warranties), except where the failure to be so true and correct, individually and in the aggregate, has not had, and would not be reasonably likely to have, a material adverse effect on the Company; provided that any representations made by the Company as of a specific date other than the date of the original merger agreement need only be so true and correct (subject to such qualifications) as of the date made.

        d)    the Company shall have failed to perform in all material respects all obligations, or shall have failed to comply in all material respects with the agreements and covenants, required to be performed by or complied with by it under the Merger Agreement and such failure to perform or comply shall not have been cured prior to the Expiration Date;

        e)    the debt financing arranged by Purchasers to fund the Offer shall not be available for borrowing in connection with the consummation of the Offer (or the lenders party to the other debt financing commitments arranged by Purchasers to fund the Merger shall have advised Parent or Purchasers that any portion of the remainder of the debt financing will not be available at the effective time of the Merger), in either case on the terms and conditions set forth in the debt financing commitments, or upon terms and conditions that are no less favorable, in the aggregate, to Parent and Purchasers (as determined in the reasonable judgment of Parent);

        f)      the board of directors of the Company or any committee thereof (i) shall have withdrawn or modified in a manner adverse to Parent and Purchasers, shall have been deemed pursuant to the Merger Agreement to have withdrawn or so modified or shall have publicly proposed to withdraw or so modify, its recommendation that the Company's stockholders accept the Offer and tender their shares of the Company's common stock pursuant to the Offer, and approve the Merger and the Merger Agreement, or (ii) shall have approved or recommended to the stockholders of the Company an acquisition proposal other than the Offer and the Merger, or shall have resolved or publicly announced its intent to effect the foregoing;

        g)    the Company shall have willfully and materially breached its obligations under the Merger Agreement, with respect to its recommendations in favor of the Offer and the Merger;

        h)    since January 28, 2007, except as specifically permitted by the Merger Agreement, the Company or any of its subsidiaries shall have: (A) redeemed, repurchased, prepaid, defeased, canceled, incurred or otherwise acquired, or modified in any material respect the terms of, indebtedness for borrowed money or assumed, guaranteed or endorsed or otherwise become responsible for, whether directly, contingently or otherwise, the obligations of any person, other than the incurrence, assumption, repayment or guarantee of indebtedness in the ordinary course consistent with past practice, including any borrowings under the existing credit facilities of the Company and its subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice; (B) pledged or otherwise encumbered shares of capital stock or other voting securities of the Company or any of its subsidiaries; or (C) mortgaged or pledged any of its material assets, tangible or intangible, or create, assume or suffer to exist any lien on its assets, except for certain permitted liens;

        i)      the Merger Agreement shall have been terminated in accordance with its terms;

        j)      any of the Tender Agreements shall have ceased to be in full force and effect other than due to any breach by Parent or Purchasers; or

        k)     Parent and Purchasers shall not have received a certificate signed by a senior officer of the Company attesting to the conditions set forth in clauses (b), (c) and (d) above.

        The foregoing conditions are for the benefit of Parent and Purchasers and may be asserted by Parent or Purchasers regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchasers in whole or in part at any time and from time to time in their sole discretion (except with respect to the Minimum Condition, the waiver or modification of which is limited as described above in "The Tender Offer—Section 1. Terms of the Offer; Expiration Date", in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and waiving such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

12.    Certain Legal Matters; Required Regulatory Approvals.

        Regulatory.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), Laureate and Parent were required to file a notification and report form under the HSR Act and refrain from completing the Offer until the applicable waiting period expired or terminated. Laureate and Parent filed notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ on February 23, 2007. Laureate and Parent were notified by the FTC that early termination of the waiting period had been granted as of March 6, 2007. At any time before or after consummation of the Offer and the Merger, notwithstanding the early termination of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Offer and the Merger or seeking divestiture of substantial assets of Laureate or Parent. At any time before or after the consummation of the Offer and the Merger, and notwithstanding the early termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Offer and the Merger or seeking divestiture of substantial assets of Laureate or Parent. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

        While there can be no assurance that the Offer and the Merger will not be challenged by a governmental authority or private party on antitrust grounds, based on a review of information provided by Laureate relating to the businesses in which it and its affiliates are engaged, Parent believes that the Offer and the Merger can be consummated in compliance with federal and state antitrust laws. The term "antitrust laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

        Regulatory approvals include approval by a number of the state authorizing agencies and accrediting agencies that currently approve or accredit Laureate's institutions and their educational programs. Laureate is in the process of obtaining approvals, or confirmation that approvals will not be required, from a number of these state authorizing agencies and accrediting agencies and is continuing to take actions to obtain all other required regulatory approvals. There are no education regulatory approvals or actions that are conditions to the obligations of Parent and Purchasers under the Merger Agreement.

        Litigation.    Following the public announcement of the proposed transaction contemplated by the original merger agreement among the Company, Parent and L Curve, two purported class actions were filed in the Circuit Court for Baltimore City, Maryland against Laureate, certain officers and directors of Laureate, and certain members of the Investor Group. These two actions have been consolidated under the caption In re Laureate Education, Inc. Shareholder Litigation, Case No. 24-c-07-000664. On April 5, 2007, Plaintiffs filed a Consolidated Amended Complaint which alleges, among other things: (1) the proposed transaction is the result of a flawed process; (2) the consideration offered to the holders of the Company's common stock is inadequate; (3) the officers and directors of Laureate breached their fiduciary duties owed to holders of the Company's common stock; (4) the Investor Group aided and abetted such breaches; and (5) Defendants conspired to accomplish unlawful acts and/or use unlawful means to accomplish acts not in themselves unlawful. Plaintiffs seek to enjoin the implementation of the proposed transaction or, in the event that the proposed transaction is completed, to rescind the transaction or to obtain an award of damages in an unspecified amount. On April 11, 2007, Plaintiffs moved for expedited proceedings, including discovery, the court held that discovery would not occur, if at all, until after there had been a ruling on Defendants' anticipated motions to dismiss, the court set a briefing schedule on Defendants' anticipated motions to dismiss, and the court set hearing dates for Defendants' anticipated motions to dismiss and on Plaintiffs' anticipated motion for a preliminary injunction, if one is ultimately filed. On April 18, 2007, the defendants filed motions to dismiss the Consolidated Amended Complaint. On May 4, 2007, the court held a hearing. On May 11, 2007, the court granted the motion to dismiss that had been filed by the members of the Investor Group other than Messrs. Becker and Hoehn-Saric and SCP II and deferred ruling on the motions to dismiss that had been filed by the other defendants pending a period of limited discovery. At the time of the commencement of the Offer, that limited discovery had not yet been completed. The defendants remaining in the case contend that the plaintiffs' claims have been rendered moot by the abandonment of the transaction that had previously been proposed and that no more discovery should occur unless and until the plaintiffs state viable claims with regard to the transaction that is currently being proposed. The plaintiffs disagree. In any event, the plaintiffs have indicated that they intend to assert claims with regard to the transaction that is currently being proposed and to seek to enjoin consummation of the Offer.

13.    Certain Fees and Expenses.

        Except as set forth below, Purchasers will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Managers, the Depositary and the Information Agent) in connection with the solicitation of tenders of shares of the Company's common stock pursuant to the Offer.

        Goldman Sachs and Citigroup Global Markets are acting as Dealer Managers in connection with the Offer and have provided certain financial advisory services to Parent and Purchasers in connection with the Offer and the Merger. Goldman Sachs and Citigroup Global Markets will receive fees in connection with their services as financial advisors to the Purchasers, but no additional compensation for their services as Dealer Managers.

        Goldman Sachs will receive a transaction fee of $16.0 million in cash upon the consummation of the Merger. Goldman Sachs agrees to credit (or at its option refund) a portion of this fee to the extent paid for its financing service. If the Merger is terminated or otherwise not consummated and the Company paid a termination fee to the Purchasers pursuant to the Merger Agreement, the Purchasers will pay to Goldman Sachs a transaction fee of the lesser of $16.0 million or 25% of such termination fee (net of the Purchasers' transaction expenses) in cash if and when such payment is made to the Purchasers.

        Citigroup Global Markets will receive $6.0 million payable upon consummation of the Merger. Citigroup Global Markets agrees to credit a portion of this fee to the extent paid for its financing service. If in connection with the termination or abandonment of a proposed transaction during the term of the engagement letter or within 12 months thereafter, the Purchasers receive any so-called termination fee as described in the Merger Agreement or similar fee (including any judgment for damages or amount in settlement of any dispute as a result of any termination or other failure to consummate the Merger) in connection with the Merger, a termination fee of $2.0 million will be payable to Citigroup Global Markets in cash promptly upon receipt of any such compensation by the Purchasers.

        Purchaser has agreed to reimburse Goldman Sachs and Citigroup Global Markets for all reasonable out-of-pocket expenses incurred by them in connection with their services as dealer managers, including the reasonable fees and expenses of legal counsel, and to indemnify Goldman Sachs and Citigroup Global Markets against certain liabilities and expenses in connection with their engagement including certain liabilities under the federal securities laws.

        Each Dealer Manager at any time may own shares of the Company's common stock. In addition, Goldman Sachs in the ordinary course of its business purchases and/or sells shares of the Company's common stock for its own account and for the account of its customers and may tender shares of the Company's common stock into the tender offer for its own account.

        Innisfree M&A Incorporated has been retained as Information Agent in connection with the Offer. The Information Agent may contact holders of shares of the Company's common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of shares of the Company's common stock. Purchasers will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith. Purchasers have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including, without limitation, certain liabilities under the federal securities laws.

        American Stock Transfer & Trust Company has been retained as the Depositary. Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including, without limitation, certain liabilities under the federal securities laws.

        Except as set forth above, Purchasers will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of the Company's common stock pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchasers for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

        Pursuant to the Merger Agreement, the Company will incur its own fees and expenses in connection with the Offer.

        The following table presents the estimated fees and expenses to be incurred by Purchasers in connection with the Offer:

Description	Amount to be Paid
SEC filing fee	$106,000
Printing and mailing expenses	$230,000
Financial advisor fees and expenses	$15,500,000
Financing Fees	$58,795,750
Legal, accounting and tax advisory fees and expenses	$10,000,000
Dealer Managers	$5,000
Information Agent	$50,000
Depositary	$42,500
Miscellaneous expenses	$3,781,500

Total	$88,510,750

14.    Miscellaneous.

        The Offer is being made solely by this offer to purchase and the related letter of transmittal and is being made to all holders of shares of the Company's common stock. This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of the Company's common stock in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Purchasers are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchasers become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the shares of the Company's common stock pursuant thereto, they will make a good faith effort to comply with such state statute. If, after such good faith effort Purchasers cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of the Company's common stock in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchasers by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or make any representation on behalf of Purchasers or Parent not contained in this offer to purchase or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

        Parent and Purchasers have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in "The Tender Offer—Section 7. Certain Information Concerning the Company".

Wengen Alberta, Limited Partnership L Curve Sub Inc. M Curve Sub Inc.
June 8, 2007

Schedule A

Information Relating to Parent, Purchasers, the Sponsors, the Sterling Founders and Certain Related Persons

Wengen Alberta, Limited Partnership

        Wengen Alberta, Limited Partnership is an Alberta limited partnership that was formed on January 28, 2000. It has served as a holding company for investments. The principal office address of Wengen Alberta, Limited Partnership is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019. The telephone number at the principal office is 212-750-8300. Wengen Investments Limited is the general partner of Wengen Alberta, Limited Partnership.

Wengen Investments Limited

        Wengen Investments Limited is a company formed under the laws of the Cayman Islands, and was admitted as the sole general partner of Wengen Alberta, Limited Partnership effective January 31, 2000. It has served as the general partner of Wengen Alberta, Limited Partnership and has not conducted any operating business. The registered office of Wengen Investments Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

        The names and material occupations, positions, offices or employment during the past five years of each director, executive officer and each member of Wengen Investments Limited that holds (together with its affiliates) ten percent (10%) or more of the equity interests of, or will have the right, following the closing, to designate a director of, Wengen Investments Limited are set forth below:

        Brian F. Carroll, Director.    Refer to "—KKR 2006 Limited" below.

        William Janetschek—Director and Secretary.    William Janetschek has served since 1997 as the Chief Financial Officer of Kohlberg Kravis Roberts & Co. L.P., the current business address of which is 9 West 57th Street, Suite 4200, New York, New York 10019. Mr. Janetschek is a United States citizen.

        Jonathan Smidt—Director.    Jonathan Smidt has served since 2000 as an executive of Kohlberg Kravis Roberts & Co. L.P., the current business address of which is 9 West 57th Street, Suite 4200, New York, New York 10019. Mr. Smidt is a citizen of South Africa.

        Douglas Becker, member.    Douglas L. Becker has served since February 2000 as Chairman and Chief Executive Officer of Laureate Education Inc., the current business address of which is 1001 Fleet Street, Baltimore, Maryland 21202. From April 1993 until February 2000, Mr. Becker served as the Company's President and Co-Chief Executive Officer.

        Steven Taslitz, member.    Refer to "—Steven Taslitz and the KJT Gift Trust" below.

        KKR 2006 Limited, member.    Refer to "—KKR 2006 Limited" below.

        S.A.C. Capital Management, LLC, member.    Refer to "—S.A.C. Capital Management, LLC" below.

        Bregal Europe Co-Investment L.P., member.    Refer to "—Bregal Europe Co-Investment L.P." below.

        Citigroup Private Equity LP, member.    Refer to "—Citi Private Equity LP" below.

        Snow Phipps & Guggenheim, LLC, member.    Refer to "—SPG Partners, LLC" below.

        Sterling Capital Partners II, L.P., member.    Refer to "—Sterling Partners II, L.P." below.

L Curve Sub Inc. and M Curve Sub Inc.

        Each of L Curve Sub Inc. and M Curve Sub Inc. is a Maryland corporation having been formed on January 25, 2007 and May 29, 2007, respectively, solely for the purpose of completing the Merger. Upon the completion of the Merger, L Curve Sub Inc. and M Curve Sub Inc. will cease to exist and Laureate will continue as the surviving corporation. L Curve Sub Inc. and M Curve Sub Inc. are direct subsidiaries of Parent and have not engaged in any business except as contemplated by the Merger Agreement.

L Curve Sub Inc.

        The names, addresses and material occupations, positions, offices or employment during the past five years of the current executive officers and directors of L Curve Sub Inc. are set forth below:

        Douglas L. Becker—Director.    Mr. Becker has been Chairman and Chief Executive Officer of Laureate Education, Inc. since February 2000 and a Director of Laureate Education, Inc. since 1986. From April 1993 until February 2000, Mr. Becker served as the President and Co-Chief Executive Officer of Laureate Education Inc. Mr. Becker is a Senior Managing Director of Sterling Partners, a private equity firm. The business address of Mr. Becker is 1001 Fleet Street, Baltimore, Maryland 21202.

        Todd E. Benson—Director.    Mr. Benson has been a Senior Partner of Citi Private Equity for the last five years. The business address of Mr. Benson is 388 Greenwich Street, 32nd Floor, New York, New York 10013.

        Yves de Balmann—Director.    Mr. de Balmann has been the Co-Chairman of Bregal Investments, Inc. since February 2003. Prior to that he was a Senior Advisor to the Chief Executive Officer of Deutsche Bank. Mr. de Balmann has been a Director of Constellation Energy Group, Inc. since 2003. The business address of Mr. de Balmann is 360 Madison Avenue 20th Floor, New York, New York 10017. Mr. de Balmann beneficially owns 1,740 shares of the Company's common stock as of June 4, 2007.

        Brian F. Carroll—Director and President.    Refer to "—KKR 2006 Limited" below.

        R. Christopher Hoehn-Saric—Director.    Refer to "—Sterling Capital Partners II, L.P." below.

        William Janetschek—Vice President and Chief Financial Officer.    Refer to "—Wengen Investments Limited" above.

        Jonathan D. Smidt—Director, Vice President and Secretary.    Refer to "—Wengen Investments Limited" above.

        Ian K. Snow—Director.    Refer to "—SPG Partners, LLC" below.

        Steven M. Taslitz—Director.    Refer to "—Sterling Capital Partners II, L.P." and "—Steven M. Taslitz and the KJT Gift Trust" below.

        Craig W. Thomas—Director.    Mr. Thomas is a Portfolio Manager at S.A.C. Capital Advisors, LLC and has held this position since 2006. From January 2005 to April 2006 Mr. Thomas was employed as a Director of C.R. Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC. From July 2003 to January 2005 Mr. Thomas was employed by S.A.C. Capital Advisors, LLC as an Investment Analyst and from June 2002 to August 2002 Mr. Thomas was employed with Sigma Capital

Management, an affiliate of S.A.C. Capital Advisors, LLC, as an Investment Analyst. The business address of Mr. Thomas is 72 Cummings Point Road, Stamford, Connecticut 06902.

M Curve Sub Inc.

        The names, addresses and material occupations, positions, offices or employment during the past five years of the current executive officers and directors of M Curve Sub Inc. are set forth below:

        Douglas L. Becker—Director.    Refer to "—L Curve Sub Inc." directly above.

        Brian F. Carroll—President.    Refer to "—KKR 2006 Limited" below.

        William Janetschek—Director, Vice President and Chief Financial Officer.    Refer to "—Wengen Investments Limited" above.

        Jonathan D. Smidt—Director, Vice President and Secretary.    Refer to "—Wengen Investments Limited" above.

KKR 2006 Limited

        KKR 2006 Limited, a Cayman Islands exempted company, is principally engaged in the business of serving as the general partner of KKR Associates 2006 (Overseas), Limited Partnership. The directors of KKR 2006 Limited are also managing members of KKR & Co. L.L.C., a Delaware limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership ("KKR"). KKR is a private investment firm which provides management services to KKR 2006 Fund (Overseas), Limited Partnership pursuant to the terms of a management agreement. The management of KKR's business and affairs is carried out by KKR & Co. L.L.C. and its 25 members.

        The business address of KKR 2006 Limited is 9 West 57th Street, New York, NY 10019.

        The names and material occupations, positions, offices or employment during the past five years of each member of KKR & Co. L.L.C., the general partner of KKR, are set forth below:

        Henry R. Kravis serves as a managing member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Kravis is a citizen of the United States.

        George R. Roberts serves as a managing member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Roberts is a citizen of the United States.

        Paul E. Raether serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Raether is a citizen of the United States.

        Michael W. Michelson serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Michelson is a citizen of the United States.

        James H. Greene serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Greene is a citizen of the United States.

        Perry Golkin serves as a member of KKR & Co. L.L.C. and has held this position since 1996. Mr. Golkin is a citizen of the United States.

        Johannes Huth serves as a member of KKR & Co. L.L.C. and has held this position since 2000. Mr. Huth is a citizen of Germany.

        Alexander Navab serves as a member of KKR & Co. L.L.C. and has held this position since 2001. From 1993 until 2001, Mr. Navab was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Navab is a citizen of the United States.

        Todd A. Fisher serves as a member of KKR & Co. L.L.C. and has held this position since 2001. From 1999 until 2001, Mr. Fisher was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Fisher is a citizen of the United States.

        Jacques Garaïalde serves as a member of KKR & Co. L.L.C. and has held this position since 2004. Prior to that, Mr. Garaïalde was an executive at The Carlyle Group. Mr. Garaïalde is a citizen of France.

        Marc S. Lipschultz serves as a member of KKR & Co. L.L.C. and has held this position since 2004. From 1995 until 2004, Mr. Lipschultz was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Lipschultz is a citizen of the United States.

        Reinhard Gorenflos serves as a member of KKR & Co. L.L.C. and has held this position since 2005. From 2002 until 2005, Mr. Gorenflos was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to 2002, Mr. Gorenflos served as an executive of Aral. Mr. Gorenflos is a citizen of Germany.

        Michael M. Calbert serves as a member of KKR & Co. L.L.C. and has held this position since 2005. From 2000 until 2005, Mr. Calbert was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Calbert is a citizen of the United States.

        Scott C. Nuttall serves as a member of KKR & Co. L.L.C. and has held this position since 2005. From 1997 until 2005, Mr. Nuttall was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Nuttall is a citizen of the United States.

        Joseph Y. Bae serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Bae was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Bae is a citizen of the United States.

        Brian F. Carroll serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Carroll was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Carroll is a citizen of the United States.

        Adam H. Clammer serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1997 until 2006, Mr. Clammer was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Clammer is a citizen of the United States.

        Frederick M. Goltz serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1996 until 2006, Mr. Goltz was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Goltz is a citizen of the United States.

        Oliver Haarmann serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1999 until 2006, Mr. Haarmann was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Haarmann is a citizen of Germany.

        Dominic P. Murphy serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 2005 until 2006, Mr. Murphy was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to that, Mr. Murphy was an executive at Cinven. Mr. Murphy is a citizen of the United Kingdom.

        John L. Pfeffer serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 2001 until 2006, Mr. Pfeffer was an executive of Kohlberg Kravis Roberts & Co. Ltd. Mr. Pfeffer is a citizen of the United States.

        John K. Saer, Jr. serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 2001 until 2006, Mr. Saer was an executive of Kohlberg Kravis Roberts & Co. L.P. Mr. Saer is a citizen of the United States.

        Clive Hollick serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 2005 until 2006, Mr. Hollick was an executive of Kohlberg Kravis Roberts & Co. Ltd. Prior to that, Mr. Hollick was an executive at United Business Media. Mr. Hollick is a citizen of the United Kingdom.

        David Liu serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1993 until 2006, Mr. Liu was an executive at Morgan Stanley Private Equity Asia. Mr. Liu is a citizen of Hong Kong.

        Ming Lu serves as a member of KKR & Co. L.L.C. and has held this position since 2006. From 1999 until 2006, Mr. Lu was an executive at CCMP Capital Asia (formerly JP Morgan Partners Asia). Mr. Lu is a citizen of Hong Kong.

        The current business address of each such member is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019, except as follows: (i) the current business address of Messrs. Roberts, Michelson, Greene, Calbert, Clammer and Goltz is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; (ii) the current business address of Messrs. Huth, Fisher, Garaïalde, Gorenflos, Haarmann, Murphy, Pfeffer and Hollick is c/o Kohlberg Kravis Roberts & Co. Ltd., Stirling Square, 7 Carlton Gardens, London, SW1Y 5AD, England and (iii) the current business address of Messrs. Bae, Liu and Lu is c/o KKR Asia Limited, 25/F AIG Tower, 1 Connaught Road, Central, Hong Kong.

S.A.C. Capital Management, LLC

        S.A.C. Capital Management, LLC ("SAC Capital Management") is a Delaware limited liability company engaged in the business of private investment management and making investments. The members of SAC Capital Management are S.A.C. Capital Management, Inc. and Steven A. Cohen. S.A.C. Capital Management, Inc. is a Delaware corporation and is principally engaged in the business of serving as a member of SAC Capital Management.

        The business address of each of S.A.C. Capital Management, LLC and S.A.C. Capital Management, Inc. is 540 Madison Avenue, New York, New York 10022.

        Steven A. Cohen directly and indirectly, through S.A.C. Capital Management, Inc., owns all of the equity interests of SAC Capital Management. Mr. Cohen is Chief Executive Officer of S.A.C. Capital Advisors, LLC, a Delaware limited liability company engaged in the business of private investment management, and has held that position for the last five years. Mr. Cohen is a citizen of the United States. The business address of Steven A. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902.

Bregal Europe Co-Investment L.P.

        Bregal Europe Co-Investment L.P. ("Bregal Europe") is a Scottish limited partnership engaged in the business of making private equity and other types of investments.

        Bregal General Partner Jersey Limited ("Bregal GP") is the general partner of Bregal Europe. Bregal GP is a Jersey, Channel Islands private limited company, the principal business of which is acting as general partner of Bregal Europe and persons primarily engaged in the business of making private equity and other types of investments.

        Bregal Jersey Limited ("Bregal Jersey") is the sole member of Bregal GP. Bregal Jersey is a Jersey, Channel Islands private limited company, whose sole member is COFRA Holding AG.

Bregal Jersey is engaged in the business of making private equity and other types of investments through affiliated persons.

        COFRA Holding AG ("Cofra") is a Swiss holding company for a group of companies located in Europe, North and Latin America, and Asia whose activities include retail, real estate, private equity investments and financial services.

        The business address of Bregal Europe is Saltire Court, 20 Castle Street, Edinburgh, Scotland EH1 2ET. The business address of each of Bregal GP and Bregal Jersey is 3rd Floor, Britannic House, 9 Hope Street, St. Helier, Jersey JE2 3NS. The business address of Cofra is Grafenauweg 10, CH-6301, Zug, Switzerland.

        The names and material occupations, positions, offices or employment during the past five years of each management team member and supervisory board member of Cofra, are set forth below.

        Stanislaus H.M. Brenninkmeijer has served as the Chief Executive Officer and a member of the supervisory board of Cofra since 2003. He previously served as Chairman of COFRA Latin America from 1999 to 2002. Mr. Brenninkmeijer is a citizen of the Netherlands.

        Gerrit Jan M. Pieters has served as CFO and a member of the supervisory board of Cofra since September 2001. Mr. Pieters is a citizen of the Netherlands.

        Joannes A.P. Brenninkmeijer has served as a member of the supervisory board of Cofra since 2003. He previously served as President of American Retail Group, Inc. from 1999 to 2003. Mr. Brenninkmeijer is a citizen of the Netherlands.

        Wolter R.J.M. Brenninkmeijer has served as a member of the supervisory board of Cofra since 2004. He has served as Director of Bregal Europe Investments London Limited since 2003, and he previously served as President of Agora Business Centers from 2000 to 2003. Mr. Brenninkmeijer is a citizen of the Netherlands.

        Richard Hayden has served as a member of the supervisory board of Cofra since 2003. He has served as Chairman of GSC Partners Europe Ltd. since 2000. Mr. Hayden is a citizen of the United States.

        Vernon Sankey has served as a member of the supervisory board of Cofra since 2001. He has served as Chairman of Photo-Me International since 2000, Chairman of The Really Effective Development Company since 2000, Director of Taylor Woodrow since 2004, and Chairman of Thompson Travel Group since 2000. He previously served as Deputy Chairman of Beltpacker PLC from 2001 to 2004, and as Chairman of Gala Coral Group Ltd. from 2000 to 2003. Mr. Sankey is a citizen of the United Kingdom.

        H. Andrew S. Vellani has served as the Chief Legal Officer of Cofra since 2002. He previously served as Group Legal Director for Scottish & Newcastle PLC from 1986 to 2002. Mr. Vellani is a citizen of the United Kingdom.

        Erik A.M. Brenninkmeijer has served as President of the supervisory board of Cofra since 2001. Mr. Brenninkmeijer is a citizen of the Netherlands.

        Aart Overbosch has served as Counsel to the Supervisory Board of Cofra since 2003. He previously served as Chief Tax Officer of Cofra from 2001 to 2003. Mr. Overbosch is a citizen of the Netherlands.

        The current business address of each individual set forth above is as follows: for Mr. Pieters, Mr. E. Brenninkmeijer, Mr. Overbosch, Mr. Vellani, Mr. S. Brenninkmeijer, and Mr. J. Brenninkmeijer, Graufenauweg 10, CH-6301, Zug, Switzerland; for Mr. W. Brenninkmeijer, Standbrook House, 4th Floor, 2-5 Old Bond Street, London, UK W1S 4PD; for Mr. Hayden, 68 Pall Mall, London, UK SW1Y 5ES; and for Mr. Sankey, The Cherubs, Parsonage Lane, Farnham Common, Buckinghamshire, UK SL2 3NZ.

Citigroup Private Equity LP

        Citigroup Private Equity LP ("CPE LP"), a Delaware limited partnership, is principally engaged, directly and indirectly through subsidiaries or affiliated companies or both, in the business of investing in equity, debt, derivatives and other securities and assets. Citigroup Alternative Investments LLC ("CAI LLC"), a Delaware limited liability company, is the general partner of CPE LP and is principally engaged, directly and indirectly through subsidiaries or affiliated companies or both, in the business of investing in equity, debt, derivatives and other securities and assets. Citigroup Investments Inc. ("CII"), organized under the laws of Delaware, is the sole member of CAI and is principally engaged, directly and indirectly through subsidiaries or affiliated companies or both, in the business of investing in equity, debt, derivatives and other securities and assets. CII is in turn wholly-owned by Citigroup Inc.

        Citigroup Inc., organized under the laws of Delaware, which wholly owns CII, is a diversified holding company that provides, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

        The names and material occupations, positions, offices or employment during the last five years of each officer and director of Citigroup Inc. are set forth below:

        C. Michael Armstrong serves as a Director of Citigroup Inc. and has held his position as Director of Citigroup Inc. (or its predecessor) since 1989. Mr. Armstrong is the Chairman of the Board of Trustees of Johns Hopkins Medicine, Health Systems and Hospital and has held this position since 2005. Mr. Armstrong also serves as Retired Chairman of Hughes, AT&T and Comcast Corporation and has held this position since 2004. Mr. Armstrong served as the Chairman of Comcast Corporation from 2002 to 2004. Mr. Armstrong is a citizen of the United States.

        Alain J.P. Belda serves as a Director of Citigroup Inc. and has held his position since 1997. Mr. Belda has held the position of Chairman of Alcoa Inc. since 2001 and has held the position of Chief Executive Officer of Alcoa Inc. since 1999. Mr. Belda is a citizen of Brazil and Spain.

        George David serves as a Director of Citigroup Inc. and has held his position since 2002. Mr. David is the Chairman and Chief Executive Officer of United Technologies Corporation and has held such positions since 1997 and 1994, respectively. Mr. David is a citizen of the United States.

        Kenneth T. Derr serves as a Director of Citigroup Inc. and has held his position as Director of Citigroup Inc. (or its predecessor) since 1987. Mr. Derr is the Chairman, retired, of Chevron Corporation and has held this position since 2001. Mr. Derr is a citizen of the United States.

        John M. Deutch serves as a Director of Citigroup Inc. and has held his position as Director of Citigroup Inc. (or its predecessor) since 1996. Mr. Deutch is an Institute Professor at Massachusetts Institute of Technology and has held this position since 1990. Mr. Deutch is a citizen of the United States.

        Roberto Hernandez Ramirez serves as a Director of Citigroup Inc. and has held his position since 2001. Mr. Hernandez is the Chairman of the Board of Banco National de Mexico and has held this position since 1991. Mr. Hernandez is a citizen of Mexico.

        Dr. Klaus Kleinfeld serves as a Director of Citigroup Inc. and has held his position since 2005. Mr. Kleinfeld is the President and Chief Executive Officer of Siemens AG and has held this position since 2005. Mr. Kleinfeld also serves on the Member Managing Board of Siemens AG and has held this position since 2002. Mr. Kleinfeld was Deputy Chairman of the Managing Board and Executive Vice President of Siemens AG from 2004 to 2005 and President and Chief Executive Officer of Siemens Corporation (USA) from 2002 to 2003. Mr. Kleinfeld is a citizen of Germany.

        Andrew N. Liveris serves as a Director of Citigroup Inc. and has held his position since 2005. Mr. Liveris is the Chairman, Chief Executive Officer and President of The Dow Chemical Company and has held this position since 2006. Mr. Liveris was President and Chief Executive Officer from 2004 to 2006 and was President and Chief Operating Officer from 2003 to 2004 of The Dow Chemical Company. From 2000 to 2003 Mr. Liveris served as President of the Performance Chemicals Business Group of The Dow Chemical Company. Mr. Liveris is a citizen of Australia.

        Anne Mulcahy serves as a Director of Citigroup Inc. and has held her position since 2004. Ms. Mulcahy has held the position of Chairman since 2002 and has served as Chief Executive Officer since 2001 of Xerox Corporation. Ms. Mulcahy is a citizen of the United States.

        Richard D. Parsons serves as a Director of Citigroup Inc. and has held his position as Director of Citigroup Inc. (or its predecessor) since 1996. Mr. Parsons is Chairman and Chief Executive Officer of Time Warner Inc. and has held such positions since 2003 and 2002, respectively. Mr. Parsons is a citizen of the United States.

        Charles Prince serves as a Director and Executive Officer of Citigroup Inc. and has held his position as Director since 2003. Mr. Prince is Chairman and Chief Executive Office of Citigroup Inc., and has served as Chairman since 2006 and Chief Executive Officer since 2003. Mr. Prince was the Chairman and Chief Executive Officer of Citigroup's Global Corporate and Investment Bank from 2002 to 2003. Mr. Prince is a citizen of the United States.

        Dr. Judith Rodin serves as a Director of Citigroup Inc. and has held her position since 2004. Dr. Rodin is President of the Rockefeller Foundation and has held this position since 2005. Dr. Rodin is also President Emerita of the University of Pennsylvania and she has held this position since 2004. Dr. Rodin served as President of the University of Pennsylvania from 1994 to 2004. Dr. Rodin is a citizen of the United States.

        Robert E. Rubin serves as a Director and Executive Officer of Citigroup Inc. and has held his position as Director since 1999. Mr. Rubin is also Chairman of the Executive Committee of Citigroup Inc. and has held this position since 1999. Mr. Rubin is a citizen of the United States.

        Franklin A. Thomas serves as a Director of Citigroup Inc. and has held his position as Director of Citigroup Inc. (or its predecessor) since 1970. Mr. Thomas is a consultant at The Study Group and has held this position since 1996. Mr. Thomas is a citizen of the United States.

        Ajay Banga serves as Chairman and Chief Executive Officer of Citigroup's Global Consumer Group—International and has held this position since 2005. Mr. Banga served as Executive Vice President of the Global Consumer Group and President of Retail Banking North America from 2002 to 2005. Mr. Banga is a citizen of India.

        Sir Winfried F. W. Bischoff serves as Chairman of Citigroup Europe and has held this position since 2000. Mr. Bischoff is a citizen of the United Kingdom and Germany.

        David C. Bushnell serves as Senior Risk Officer of Citigroup Inc. and has held this position since 2003. Mr. Bushnell is a citizen of the United States.

        Gary Crittenden serves as Chief Financial Officer of Citigroup, Inc. and has held this position since 2007. Mr. Crittenden served as Executive Vice President and Chief Financial Officer at the American Express Company from 2000 to 2007. Mr. Crittenden also served as the head of Global Network Services at the American Express Company from 2005 to 2007. Mr. Crittenden is a citizen of the United States.

        Robert Druskin serves as Chief Operating Officer and Member of the Office of the Chairman of Citigroup Inc. and has held this position since 2006. Mr. Druskin served as President and Chief

Executive Officer from 2003 to 2006 and President and Chief Operating Officer from 2002 to 2003 of Citigroup Corporate & Investment Banking. Mr. Druskin is a citizen of the United States.

        Steven J. Freiberg serves as Chairman and Chief Executive Officer of Global Consumer Group—North America and has held this position since 2005. Mr. Freiberg served as Chairman and CEO of Citi Cards from 2000 to 2005. Mr. Freiberg is a citizen of the United States.

        John G. Gerspach serves as Controller and Chief Accounting Officer of Citigroup Inc. and has held this position since 2005. Mr. Gerspach served as Chief Financial Officer and Chief Administrative Officer—Latin America and held various positions in the Global Consumer Group and the Global Corporate Investment Banking Group from 1990 to 2005. Mr. Gerspach is a citizen of the United States.

        Michael S. Helfer serves as General Counsel and Corporate Secretary of Citigroup Inc. and has held this position since 2003. Mr. Helfer served as Executive Vice President for Corporate Strategy of Nationwide from 2000-2002. Mr. Helfer is a citizen of the United States.

        Lewis B. Kaden serves as Vice Chairman and Chief Administrative Officer of Citigroup Inc. and has held this position since 2005. Mr. Kaden was a Partner at Davis Polk & Wardwell from 1984 to 2005. Mr. Kaden is a citizen of the United States.

        Michael Klein serves as Co-President for Citi Markets & Banking and Vice Chairman of Citibank International PLC and has held these positions since 2007. Mr. Klein also serves as Chief Executive Officer of Global Banking and has held this position since 2004. Mr. Klein served as Chief Executive Officer of the Global Corporate and Investment Bank for Europe, the Middle East and Africa (EMEA) for Citigroup Inc. from 2003 to 2004 and served as Chief Executive Officer of the Citigroup Corporate and Investment Banking, Europe, and Co-Head of Global Investment Banking for Salomon Smith Barney, a member of Citigroup, from 2000 to 2003. Mr. Klein is a citizen of the United States.

        Sallie L. Krawcheck serves as Chairman and Chief Executive Officer of Citi Global Wealth Management and has held this position since 2007. Ms. Krawcheck also serves as a Director of Citibank N.A. and Citicorp Holdings Inc. and has held these positions since 2005. Ms. Krawcheck served as Chief Financial Officer and Head of Strategy of Citigroup Inc. from 2004 until 2007. Ms. Krawcheck served as Chairman and Chief Executive Officer of Smith Barney from 2002 to 2004. Ms. Krawcheck is a citizen of the United States.

        Thomas G. Maheras serves as Co-President for Citi Markets & Banking and has held this position since 2007. Mr. Maheras served as Chief Executive Officer of Global Capital Markets within Citigroup's Corporate and Investment Banking Group from 2004 to 2007 and served as the Head of Global Fixed Income along with various other positions within Citigroup Inc. from 1984 to 2004. Mr. Maheras is a citizen of the United States.

        Manual Medina-Mora serves as Chairman and Chief Executive Officer of Citigroup Latin America and Mexico and has held this position since 2004. Mr. Medina-Mora also serves as Chief Executive Officer of Banamex for Citigroup Inc. and has held this position since 2001. Mr. Medina-Mora is a citizen of Mexico.

        William R. Rhodes serves as Senior Vice Chairman and Senior International Officer of Citigroup Inc. and has held these positions since 2002. Mr. Rhodes also serves as Chairman, Chief Executive Officer and President of Citicorp Holdings Inc. and Citibank, N.A. and has held these positions since 2005. Mr. Rhodes is a citizen of the United States.

        Stephen R. Volk serves as Vice Chairman of Citigroup Inc. and has held this position since 2005. Mr. Volk served as the Chairman of Credit Suisse First Boston from 2001 to 2004. Mr. Volk is a citizen of the United States.

        The address for each of Citigroup Inc. and the Executive Officers and Directors of Citigroup Inc. is 399 Park Avenue, New York, NY 10022, except as follows: (i) the current business address of Sir Winfried F. W. Bischoff is Citigroup Europe, 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom, (ii) the current business address of Sallie L. Krawcheck is Citi Global Wealth Management, 787 Seventh Avenue, New York, New York, 10019, (iii) the current business address of Michael Klein and Thomas G. Maheras is Citi Markets & Banking, 388 Greenwich Street, 39th Floor, New York, New York, 10013, and (iv) the current business address of Manuel Medina-Mora is Act. Roberto Medellin 800, Edifico Sur. 5 piso, Col. Sta Fe/C.P. 01210, Mexico, D.F. The address for each of the CCP II Funds, CGI, CPE LP, CGI PE, CAI LLC and CII is 731 Lexington Avenue, New York, NY 10022; (212) 559-1000.

        From time to time Citigroup Inc., which holds an indirect interest in the Citigroup Global Markets Inc. ("CGMI"), and certain affiliated entities, are the subjects of inquiries and investigations conducted by federal or state regulatory agencies. Citigroup Inc. and its affiliated entities routinely cooperate with such investigations. As a public company, Citigroup Inc. files periodic reports with the SEC as required by the Securities Exchange Act of 1934 which include current descriptions of material regulatory proceedings and investigations concerning Citigroup Inc. and certain affiliated entities. Copies of Citigroup Inc.'s periodic reports are on file with the SEC. The following are summaries of certain pending and recently concluded regulatory matters involving Citigroup Inc. and/or an affiliated entity within the past five years:

Research

        On April 28, 2003, CGMI, an affiliated entity, and a number of other broker/dealers announced final agreements with the SEC, the National Association of Securities Dealers ("NASD"), the New York Stock Exchange ("NYSE") and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into their research and IPO allocation and distribution practices. The NASD, NYSE and SEC settlements have become final. The SEC settlement asserted that CGMI violated federal and state antifraud securities laws and certain rules of the NASD and NYSE in connection with certain of its practices relating to research, IPO allocation, the safeguarding of material nonpublic information, and the maintenance of certain of its books and records. As required by the settlements, CGMI has entered into separate settlement agreements with 48 states and various U.S. territories and is in settlement negotiations with the remaining 2 states. CGMI reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

        In addition, with respect to issues raised by the SEC, the NASD and the NYSE about CGMI's and other firms' email retention practices, CGMI and several other broker/dealers and the SEC, the NASD and the NYSE entered into a settlement agreement in December 2002. CGMI agreed to pay a penalty in the amount of $1.65 million and did not admit to any allegation of wrongdoing.

Enron and Dynegy

        On July 28, 2003, Citigroup Inc., CGMI and certain of their affiliates entered into final settlement agreements with the SEC, the Operations Clearing Corporation ("OCC"), the Federal Reserve Bank of New York ("Federal Reserve") and the Manhattan District Attorney's Office that resolve on a civil basis their investigations into CGMI's structured finance work for Enron (and, in the case of the SEC, with Dynegy). CGMI paid a total of $120 million under the SEC settlement and $25.5 million under the Manhattan District Attorney settlement. The agreements with the OCC and the Federal Reserve involve the development and refinement of compliance procedures related to structured finance activities and risk management. CGMI reached these settlements without admitting or denying any wrongdoing or liability, and the settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Mutual Funds

        In 2003, several issues in the mutual fund industry have come under the scrutiny of federal and state regulators. CGMI has received subpoenas and other requests for information from various government regulators regarding market timing, financing, fees, sales practices and other mutual fund issues in connection with various investigations. CGMI is cooperating with all such reviews. CGMI has entered into a settlement with the SEC with respect to revenue sharing and sales of classes of funds. CGMI and certain affiliates have also been named in several class action litigations arising out of alleged violations of federal securities laws and common law.

Rhode Island

        In August 2003, in connection with certain alleged violations of the Rhode Island Securities Ace, and without admitting or denying any findings or violations, CGMI consented to the State of Rhode Island—Department of Business Regulation's cease and desist order from further violations of the Rhode Island Uniform Securities Act and agreed to pay an administrative fee of $13,000.

Transfer Agency

        On May 31, 2005, CGMI completed its settlement with the SEC resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, an affiliated transfer agent, and an un-affiliated sub-transfer agent. Under the settlement, CGMI paid a total of $208.1 million. The settlement, in which CGMI neither admitted nor denied wrongdoing or liability, asserts fraud charges resulting from failure to disclose aspects of the transfer agent arrangements to the funds.

B shares

        On March 23, 2005, the SEC issued an administrative cease-and-desist order against CGMI, which CGMI consented to without admitting or denying the findings therein. The SEC's order asserts that CGMI failed to disclose certain material facts regarding its revenue sharing program and it failed to inform its customers when recommending Class B mutual fund shares that such shares were subject to higher annual fees and that those fees could have a negative impact on the customers' investment returns. The SEC's order asserts that the foregoing conduct violated Section 17(a)(2) of the Securities Act of 1933 (the "Securities Act") and Rule 10b-10 of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC's order requires CGMI to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Rule 10b-10 under the Exchange Act.

E-mails

        On December 3, 2002, the SEC issued an administrative cease-and-desist order memorializing a settlement that CGMI entered into, without admitting or denying the findings therein, regarding its failure to retain e-mail communications during the period 1999 to at least 2001 in the manner and for the retention period required under Section 17(a), and Rule 17a-4 promulgated thereunder, of the Exchange Act.

Fails to Deliver

        The NYSE alleged that during the period from January 3, 2005 through July 13, 2005, CGMI violated Rule 203(b)(3)of Regulation SHO by failing to accurately account for its fails to deliver in threshold securities at registered clearing numbers. It was further alleged that CGMI violated NYSE Rule 342 by failing to provide for appropriate procedures of supervision and control, and establish a separate system of follow-up and review to determine if it accurately accounted for its fails to deliver in threshold securities at registered clearing agencies and that it and its customers were in compliance with Rule 105 of Regulation M. Without admitting or denying the allegations, on July 24, 2006, CGMI consented to a censure and a $250,000 fine.

Associates

        On February 26, 2003, a Final Order was entered approving the settlement by Citigroup Inc. and the Federal Trade Commission ("FTC"), whereby Citigroup Inc. agreed to pay $215 million to settle claims against Associates First Capital Corporation and the Associates Corporation of North America, which alleged that such entities had engaged in deceptive and abusive lending practices over a five-year period from December 1, 1995 through November 30, 2000. Citigroup Inc. acquired those entities on November 30, 2000.

Euro Zone Government Bonds Trade

        On June 28, 2005, the U.K. Financial Services Authority ("FSA") cited Citigroup Inc. for breaches of FSA Principle 2 (a firm must conduct its business with skill, care and diligence) and FSA Principle 3 (a firm must take reasonable care to organize and control its affairs responsibly and effectively). Citigroup Inc. agreed to pay $7.29 million to the FSA and relinquish $18.15 million in profits generated by the trade to the FSA.

Auctions

        In May 2006, the SEC alleged that fourteen investment banking firms, including Citigroup Inc., violated Section 17(a)(2) of the Securities Act, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. As part of a multi-firm settlement, Citigroup Inc. submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Citigroup Inc. consented to a censure and cease-and-desist order and a payment of a $1.5 million civil monetary penalty.

SPG Partners, LLC

        SPG Partners, LLC ("SPG Partners") is a Delaware limited liability company and private investment firm which provides management services to Snow, Phipps & Guggenheim, L.P. ("SPG LP"), Snow, Phipps & Guggenheim (Offshore), L.P. ("SPG Offshore"), Snow, Phipps & Guggenheim (B), L.P. ("SPG B"), Snow, Phipps & Guggenheim (RPV), L.P. ("SPG RPV"), and S.P.G. Co-Investment, L.P. ("SPG Co" and together with SPG LP, SPG Offshore, SPG B and SPG RPV, the "SPG Funds") and Snow, Phipps & Guggenheim, LLC ("SPG LLC").

        SPG LP is a Delaware limited partnership engaged in the business of making private equity investments.

        SPG Offshore is a Cayman Islands exempted limited partnership engaged in the business of making private equity investments.

        SPG B is a Delaware limited partnership engaged in the business of making private equity investments.

        SPG RPV is a Delaware limited partnership engaged in the business of making private equity investments.

        SPG Co is a Delaware limited partnership engaged in the business of making private equity investments.

        SPG LLC is a Delaware limited liability company formed for the purpose of investing in Wengen Investments Limited.

        SPG GP is the general partner of each of the SPG Funds. SPG GP is a Delaware limited liability company engaged in the business of acting as general partner to persons engaged in the business of making private equity investments.

        The business address of each of the SPG Funds, SPG LLC and SPG GP is c/o SPG Partners, LLC, 667 Madison Avenue, 18th Floor, New York, NY 10021.

        The name and material positions held during the past five years of the managing member of SPG GP are as follows:

        Ian K. Snow is the managing member of SPG GP, LLC and a U.S. citizen. Mr. Snow became the CEO and Partner of SPG Partners, LLC upon its inception in April 2005. Prior to that Mr. Snow was employed by Ripplewood Holdings, LLC from its inception in 1995 and he became a Managing Director in January 2001.

        During the last five years, no person or entity described above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Sterling Capital Partners II, L.P.

        Sterling Capital Partners II, L.P. is a Delaware limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities. SC Partners II, L.P., a Delaware limited partnership, is the sole general partner of Sterling Capital Partners II, L.P. Sterling Capital Partners II, LLC, a Delaware limited liability company, is the sole general partner of SC Partners II, L.P. The principal address of each Reporting Entity is c/o Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.

        Douglas L. Becker is a manager of Sterling Capital Partners II, LLC. He is a citizen of the U.S.A. Additional information is set forth above under "—L Curve Sub Inc. and M Curve Sub Inc."

        Rudolf Christopher Hoehn-Saric is a manager of Sterling Capital Partners II, LLC. He is a citizen of the U.S.A. He assumed the position of Chief Executive Officer and a Director of Educate, Inc. in June 2003. From February 2000 to June 2003, Mr. Hoehn-Saric was the Chairman and Chief Executive Officer of Sylvan Ventures, LLC, an affiliate of Laureate.

        Steven M. Taslitz is a manager and Senior Managing Director of Sterling Capital Partners II, LLC. He is a citizen of the U.S.A. Additional information is set forth below under "—Steven Taslitz and the KJT Gift Trust."

        Michael G. Bronfein is a manager and senior managing director of Sterling Capital Partners II, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1999. He is a citizen of the U.S.A.

        Merrick M. Elfman is a manager and Senior Managing Director of Sterling Capital Partners II, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1983. He is a citizen of the U.S.A.

        Eric D. Becker is a manager of Sterling Capital Partners II, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1983. He is a citizen of the U.S.A.

        Jeffery R. Schechter is the Chief Financial Officer of Sterling Capital Partners, LLC and Sterling Capital Partners II, LLC. His present principal occupation is Chief Financial Officer of Sterling Partners, a position he has held since 2006. From 2002 to 2006, he was Chief Financial Officer of Grotech Capital Group, a private equity firm. He is a citizen of the U.S.A.

Sterling Laureate, LP, Sterling Laureate Executives Fund, LP and Sterling Laureate Rollover, LP

        Each of Sterling Laureate, LP, Sterling Laureate Executives Fund, LP and Sterling Laureate Rollover, LP is a Delaware limited partnership that was formed for the sole purpose of investing in Parent. SP-L Management, LP, a Delaware limited partnership, is the sole general partner of each of Sterling Laureate, LP, Sterling Laureate Executives Fund, LP and Sterling Laureate Rollover, LP. SP-L Management, LLC, a Delaware limited liability company, is the sole general partner of SP-L Management, LP. The principal address of each of these Reporting Entities is c/o Fund Management Services, LLC, 1033 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062.

        Douglas L. Becker is a manager of SP-L Management, LLC. He is a citizen of the U.S.A. Additional information is set forth above under "—L Curve Sub Inc. and M Curve Sub Inc."

        Rudolf Christopher Hoehn-Saric is a manager of SP-L Management, LLC. He is a citizen of the U.S.A. He assumed the position of Chief Executive Officer and a Director of Educate, Inc. in June 2003. From February 2000 to June 2003, Mr. Hoehn-Saric was the Chairman and Chief Executive Officer of Sylvan Ventures, LLC, an affiliate of Laureate.

        Steven M. Taslitz is a manager of SP-L Management, LLC. He is a citizen of the U.S.A. Additional information is set forth below under "—Steven Taslitz and the KJT Gift Trust."

        Michael G. Bronfein is a manager of SP-L Management, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1999. He is a citizen of the U.S.A.

        Merrick M. Elfman is a manager of SP-L Management, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1983. He is a citizen of the U.S.A.

        Eric D. Becker is a manager of SP-L Management, LLC. His present principal occupation is Senior Managing Director of Sterling Partners, a position he has held since 1983. He is a citizen of the U.S.A.

Steven M. Taslitz and the KJT Gift Trust

        Steven M. Taslitz is a manager and Senior Managing Director of Sterling Capital Partners II, LLC and a co-trustee of the KJT Gift Trust, pursuant to which he has voting and dispositive power over the shares of the Company's common stock held by such trust. Steven M. Taslitz is a citizen of the U.S.A. and his principal occupation is Senior Managing Director of Sterling Partners, a private equity firm, a position he has held since 1983.

        Bruce Goldman is a co-trustee of the KJT Gift Trust and has voting and dispositive power over the shares of the Company's common stock held by such trust. Bruce Goldman is a citizen of the U.S.A. and a partner at Cat In Hat Trading, which position he has held for the last five years.

Becker Trusts

Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11

        Marianne Schmitt Hellauer is the trustee of the Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 and has voting and dispositive power over the shares of the Company's common stock held by such trusts. Marianne Schmitt Hellauer is a citizen of the U.S.A. and a partner at the law firm of DLA Piper US LLP, 6225 Smith Avenue, Baltimore, MD 21209-3600, which position she has held for the last five years.

        Manually signed facsimile copies of the letter of transmittal will be accepted. Letters of transmittal and certificates for shares of the Company's common stock should be sent or delivered by each of the Company's stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail:	By Hand or Overnight Courier:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

        Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to purchase and the letter of transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free: (877) 717-3922
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

Goldman, Sachs & Co. 85 Broad Street New York, NY 10004 Contact: (800) 323-5678	Citigroup Global Markets Inc. Special Equity Transactions Group 390 Greenwich Street, 5th Floor New York, NY 10013 Contact: (877) 531-8365

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TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS
THE TENDER OFFER
LAUREATE EDUCATION, INC. AND SUBSIDIARIES (Dollar amounts in thousands, except per share data)
Schedule A
The Depositary for the Offer is
American Stock Transfer & Trust Company
The Dealer Managers for the Offer are